MINUTES № 6 of the Annual general meeting of shareholders of Open Joint Stock Company "VolgaTelecom" held in the form of compresence.

RECEIVED
2006 NOV 27 P 12:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Nizhny Novgorod city,
M.Gorky sq., Dom Svyazi

SUPPL

June 26, 2006

The date of the minutes' signature: June 27, 2006.

In accordance with item 1 of article 51 of Federal law "On joint-stock companies" 16 093 shareholders – owners of 245 969 590 voting shares of the Company are registered in the list of persons/entities having the right to participate in annual general meeting of shareholders of May 07, 2006.

In accordance with item 7.1. of the Provision on the procedure of holding general meeting of shareholders OJSC "VolgaTelecom" General Director – Omelchenko S.V. presides over the annual general meeting of shareholders.

The presidium consists of:
The members of the Company's Board of directors:
Andreev V.A.
Grigorieva A.B.
Kuznetsov S.I.
Fedorov O.R.

06018803

In accordance with item 7.5. of the Provision on the procedure of holding general meeting of shareholders the Company's Corporate secretary Pokrovskaya N.I. performs the functions of the secretary of the general meeting of shareholders.

In accordance with item 1 of article 56 of Federal law "On joint-stock companies" Open Joint Stock Company "Obiedinennaya registratsionnaya kompaniya" functions as counting commission.

Maneev V.A., authorized representative of OJSC "Obiedinennaya registratsionnaya kompaniya" is given the floor to report on the results of registration of shareholders participating in the meeting and on record of ballots.

The results of registration of shareholders participating in the annual general meeting of OJSC "VolgaTelecom" shareholders:
The date of the meeting's holding: June 26, 2006.
The time of the beginning of registration of shareholders participating in the meeting: 8:00 a.m.
The time of the registration end: 11:15 a.m.
The time of the meeting's beginning: 10:00 a.m.
The time of start of the votes counting: 11:20 a.m.
The time of the general meeting's closing: 12:55 a.m.

PROCESSED
DEC 01 2006
THOMSON FINANCIAL

The list of persons/entities having the right to participate in the annual general meeting of shareholders in the form of compresence was drawn up on the basis of the register data as of May 07, 2006.

As of the date of drawing up the list persons/entities having the right to participate in the annual general meeting of shareholders the Company placed 245 969 590 ordinary shares, out of them:

- 2 007 in the aggregate belong to the members of the Board of directors or to persons holding offices in the Company's management bodies;
- 0 shares were acquired (redeemed) by the Company.

Total quantity of placed voting shares of the Company, excluding the shares acquired (redeemed) by the Company, is 245 969 590 pieces.

The shareholders-owners of the Company's ordinary shares have the right to vote on the issues of the agenda of the annual general meeting of shareholders of OJSC "VolgaTelecom".

As of 10:00 a.m. shareholders and their authorized representatives registered themselves; in the aggregate they possess 162 931 707 votes, out of them:

1. The number of votes belonging to the members of the Board of directors or persons holding offices in the Company's management bodies is 2 007 votes;
2. The number of votes belonging to the shareholders having the right to vote on issues №№ 1-7, №№ 9-12 of the meeting's agenda is 162 931 707 votes or 66,24% of the total quantity of placed voting shares of the Company, excluding the voting shares acquired (redeemed) by the Company;
3. The number of votes belonging to the shareholders having the right to vote on issue № 8 of the meeting's agenda (Election of the members of the Company's Auditing committee) is 162 929 600 votes or 66,239% of the total quantity of the voting shares of the Company, excluding the voting shares acquired (redeemed) by the Company, as well as excluding the voting shares belonging to the members of the Board of directors or persons holding offices in the Company's management bodies.

The quorum for passing the resolution on issues №№ 1-7, №№ 9-12 of the meeting's agenda is ensured by participation of the shareholders possessing in the aggregate more than 50% of the total quantity of placed voting shares of the Company, excluding the voting shares acquired (redeemed) by the Company.

The quorum for passing the resolution on issue № 8 (Election of the members of the Company's Auditing committee) is ensured by participation of the shareholders possessing in the aggregate more than 50% of the total quantity of placed voting shares of the Company, excluding the voting shares acquired (redeemed) by the Company and also the voting shares belonging to the members of the Board of directors or persons holding offices in the Company's management bodies.

Thus, the quorum is available for passing the resolutions on all the issues of the agenda of the annual general meeting of shareholders of OJSC "VolgaTelecom" in the form of compresence.

The meeting is recognized to be legally qualified.

THE AGENDA:

1. Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the reporting (2005) fiscal year.

2. On payment of dividends for 2005: the size, time and form of their payment on the shares of each category.

3. Introduction of changes and addenda to the Company's Charter.

4. Introduction of changes and addenda to the Provision on the Company's Board of directors.

5. Introduction of changes and addenda to the Provision on the procedure of holding a general meeting of stockholders of the Company.

6. Introduction of changes and addenda to the Provision on the Company's Auditing committee.

7. Election of the members of the Company's Board of directors.

8. Election of the members of the Company's Auditing committee.

9. Approval of the Company's auditor for 2006.

10. Determination of requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Company's Board of directors.

11. On termination of the Company's participation in Chamber of Commerce and Industry of the republic of Mariy El by leaving its membership.

12. On termination of the Company's participation in non-commercial organization "Association of communication enterprises of the Volga region" by leaving its membership.

I. Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the reporting (2005) fiscal year.

THE SPEAKERS are:
- On "The Company's annual report" – General Director Omelchenko S.V. (the report is attached).
- On "Annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the reporting (2005) fiscal year" – the Company's chief accountant Popkov N.I. (the report is attached).

The draft of the resolution on the issue "Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the reporting (2005) fiscal year" put for voting:

Approve the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the reporting (2005) fiscal year.

Maneev V.A., authorized representative of OJSC "Obiedinennaya registratsionnaya kompaniya" on behalf of counting commission is given the floor to report on the voting procedure.
Maneev V.A. explained the procedure of voting by ballot № 1.

You are requested to vote!

(The voting is on)

II. On payment of dividends for 2005: the size, time and form of their payment on the shares of each category.

THE SPEAKER is: Pozdnyakov D.V. - 1-st deputy to the General Director of the joint-stock company for economics and finances.

The draft of the resolution on the issue "On payment of dividends for 2005: the size, time and form of their payment on the shares of each category" put for voting:

Pay dividends for 2005:

- ***On ordinary shares in the size of 1,4744 rubles per a share in money form starting from 15.07.2006 till 15.12.2006;***

- ***On preferred shares in the size of 2,7583 rubles per a share in money form starting from 15.07.2006 till 15.12.2006.***

You are requested to vote!

(The voting is on)

III. Introduction of changes and addenda to the Company's Charter.

THE SPEAKER is: Pozdnyakov D.V. - 1-st deputy to the General Director of the joint-stock company for economics and finances.

The Company's Board of directors recommends to the annual general meeting of shareholders to introduce the following changes and addenda to the Company's Charter:

- To state item 7.12. of article 7 "Rights and duties of shareholders - owners of ordinary shares of the Company" in the wording:

"7.12. The shareholders – owners of the Company's ordinary shares have other duties stipulated by Russian Federation current legislation and also by this Charter";

- To add item 8.11. to article 8 "Rights and duties of shareholders - owners of type A preferred shares" in the following wording:

"8.11. The shareholders – owners of the Company's preferred shares have other duties stipulated by Russian Federation current legislation and also by this Charter";

- To exclude sub-item 22 of item 12.12. of article 12 "General meeting of shareholders";

- To consider sub-items 23, 24 of item 12.12. of article 12 "General meeting of shareholders" to be sub-items 22, 23 of item 12.12. correspondingly;

- To state item 12.3. of article 12 "General meeting of shareholders" in the wording:

"12.3. General meeting of shareholders has the right to pass resolutions on the issues stipulated by sub-items 2, 7, 8, 9, 15 - 19, 22 of item 12.2 of the present Charter exclusively upon the proposal of the Board of directors. Herewith, other persons having, according to the current legislation of Russian Federation, powers to make proposals for the agenda of an annual or an extraordinary general meeting of shareholders, have no right to demand from the Board of directors the inclusion of the listed issues into the agenda of the meeting.

General meeting of shareholders has no right to consider and pass resolutions on the issues which are beyond its competence according to Federal law "On joint stock companies";

General meeting has no right to pass resolutions on issues which are not included into the agenda of the meeting and also to change the agenda";

- To state sub-item 17 of item 13.4. of article 13 "The Company's Board of directors" in the wording:

"17) Recommendations on the size of compensations and indemnifications paid to the members of the Auditing committee of the Company, approval of the conditions of audit services contract concluded with the Company's auditor, including definition of the size of payment for audit services";

- To state sub-item 18 of item 13.4. of article 13 "The Company's Board of directors" in the wording:

"18) Approval of the Provision on structural sub-division of the Company which is carrying out internal control functions, advanced approval of candidates for the post of its head and dismissal from the office of the specified person by the Company's initiative, and also consideration of other issues, on which decisions should be adopted by the Board of directors according to the Provision on the specified sub-division";

• To state sub-item 22 of item 13.4. of article 13 "The Company's Board of directors" in the wording:

"22) Determination (change) of functional units of organizational structure and basic functions of sub-divisions making up functional units of the Company's organizational structure (exclusive of the branches' structure and representation offices of the Company)";

• To state sub-item 24 of item 13.4. of article 13 "The Company's Board of directors" in the wording:

"24) Preliminary approval of candidates for the post of the heads of branches and representation offices and dismissal of the specified persons by the Company's initiative from the office";

• To state sub-item 28 of item 13.4. of article 13 "The Company's Board of directors" in the wording:

"28) Formation of collegial executive body (Management board), definition of the term of its powers, appointment of the Management board members, early termination of their powers";

• To state sub-item 34 of item 13.4. of article 13 "The Company's Board of directors" in the wording:

"34) Decision-making on the Company's participation (initial participation, termination of participation, change of size or nominal cost of participation share, change of shares quantity or the face value of shares belonging to the Company) in other organizations by purchase, sale or other carve-out of shares, stakes and/or parts of stakes, and also by making additional contributions into authorized capitals of other organizations";

• To state sub-item 36 of item 13.4. of article 13 "The Company's Board of directors" in the wording:

"36) Decision-making of the issues referred to the competence of general meetings of participants of commercial organizations of which the Company is the sole participant having the right to vote at the general meeting of participants";

• To add sub-item 42 of item 13.4. of article 13 "The Company's Board of directors" in the wording:

"42) Advanced approval of involvement of outside specialists for value received in examination of the Company's activity conducted by the Auditing committee;

Definition of the procedure of payment and other essential terms and conditions of participation of outside specialists involved for value received in the examination conducted by the Auditing committee";

• To consider sub-item 42 of item 13.4. of article 13 "The Company's board of directors" to be sub-item 43 of item 13.4. correspondingly;

• To state item 13.6. of article 13 "The Company's Board of directors" in the wording:

"13.6. Decisions on the issues specified in sub-item 7, 9, 20 of item 13.4. of the present Charter are adopted unanimously by all the members of the Board of directors of the Company except for votes of retired members of the Board of directors of the Company.

In the event if the unanimity of the members of the Board of directors of the Company on the issue stipulated by sub-item 20 of item 13.4. of the present Charter is not achieved, the specified issue may be ruled by a resolution of the general meeting of shareholders. Herewith, the resolution on it is passed by the majority of votes of shareholders - owners of voting shares of the Company participating in the meeting.

Decisions on the issues specified in sub-item 21 of item 13.4 of this Charter are adopted by the majority of votes of independent directors not related to transaction settlement.

In case if all the members of the Company's Board of directors are recognized to be related persons and (or) are not independent directors, then the transaction may be approved by the resolution of the general meeting of stockholders by the majority of votes of all shareholders – owners of voting shares not related to the transaction.";

- To complement item 13.8. of article 13 "The Company's Board of directors" in the wording:

"13.8. For the purposes of bringing the issue to the decision by the Board of directors, the issue being stipulated by sub-item 19 of item 13.4. of this Charter, the price of acquired or alienated property (works, services) is compared with the Company's balance sheet assets:

- when acquiring the property – acquisition price inclusive of VAT and other outlay taxes and dues;

- when alienating or possibility of alienation of property – alienation price exclusive of VAT and other outlay taxes and dues, defined by parties to transaction, or balance-sheet value of property – depending upon the fact what of these values will turn out to be more.";

- To consider items 13.8.-13.15. of article 13 "The Company's Board of directors" to be items 13.9.-13.16. correspondingly;

- To state sub-item 2 of item 14.4. of article 14 "The Company's Management board" in the wording:

"2) Decision-making of issues related to the competence of supreme management bodies of non-commercial organizations where the Company is the sole promoter (participant), exclusive of non-commercial organizations where the supreme management body is formed without participation of the promoter (participant)";

- To state sub-item 5 of item 14.4. of article 14 "The Company's Management board" in the wording:

"5) Preparation of materials and drafts of resolutions on the issues subject to consideration by the Board of directors, exclusive of the issues stipulated by sub-items 24, 26, 27, 28, 31, 33 of item 13.4. of article 13 of this Charter, and also the issues initiated in accordance with Russian Federation legislation and the Company's Charter with reference of fixed dates of their consideration by the Board of directors making it impossible to consider preliminary such issues at the Company's Management board;

Preparation of materials subject to consideration by the committees with the Board of directors";

- To state sub-item 13 of item 14.4. of article 14 "The Company's Management board" in the wording:

"13) Preliminary approval of candidates for the post of deputy managers, chief accountants of the branches and representation offices and discharge of the specified persons from the post by the Company's initiative";

- To state sub-item 18 of item 14.4. of article 14 "The Company's Management board" in the wording:

"18) Approval (change) of the Company's organizational structure, including the approval of functions of structural sub-divisions (exclusive of the structure and functions of representation offices and structural sub-divisions of the branches located outside the addresses of the branches' locations)";

- To state item 14.5. of article 14 "The Company's Management board" in the wording:

"14.5. The Company's Management board has the right to make also decisions on other issues of management of the current activity of the Company on the instructions of the Board of directors, the proposals of the committees with the Board of directors and the Company's General Director";

• To state item 14.6. of article 14 "The Company's Management board" in the wording:

"14.6. The procedure of convocation and holding of sessions of the Management board, and also the procedure of decision-making by the Management board are established by the Provision on the Management board of the Company approved by the general meeting of shareholders of the Company";

• To state item 14.7. of article 14 "The Company's Management board" in the wording:

"14.7. The rights, duties, and responsibility of the members of the Management board are defined by the contract concluded by each of them with the Company.

The contract's terms and conditions should stipulate the right of the Management board member for compensation of confirmed expenses related to his/her performance of functions of the Management board member and also the right to receive the remuneration the size and the procedure of payment of which is defined by the Company's internal document approved by the Company's Board of directors.

The contract is signed on behalf of the Company by the General Director of the Company".

The draft of the resolution on the issue "Introduction of changes and addenda to the Company's Charter" put for voting:

Introduce changes and addenda to the Company's Charter.

You are requested to vote!

(The voting is on)

IV. Introduction of changes and addenda to the Provision on the Company's Board of directors.

THE SPEAKER is: Pozdnyakov D.V. - 1-st deputy to the General Director of the joint-stock company for economics and finances.

The Company's Board of directors recommends to the annual general meeting of shareholders to introduce the following changes and addenda to the Provision on the Company's Board of directors:

- To state article 5 "Secretary of the Board of directors" in the wording:

"5. PROVIDING THE ACTIVITY OF THE BOARD OF DIRECTORS

5.1. The activity of the Board of directors is provided by the Company's Corporate secretary. The functions of the Corporate secretary of providing the activity of the Board of directors are defined by the Provision on Corporate secretary and the Back office of the Corporate secretary.

5.2. In case of the Corporate secretary's absence the activity of the Board of directors is provided by other person appointed by the Company's Board of directors for the period of the Corporate secretary's absence";

- To state paragraph 2 of item 6.8. of article 6 "BOARD OF DIRECTORS SESSION" in the wording: "If the received written opinion contains the proposal of the resolution's draft significantly differing from the initial proposal offered for voting, then the Corporate secretary should, prior to drawing up the minutes, get familiarized the rest of the members of the Board of directors with the specified opinion and request to advise their opinion on it, the opinion being expressed by voting, in written form or in other method suitable for them (including by postal service, telegraph service, teletype, telephone communication, e-mail or other communication).";

- To state paragraph 1 of item 6.11. of article 6 "BOARD OF DIRECTORS SESSION" in the wording: "The minutes are kept at the session of the Board of directors";

- To state paragraph 10 of item 6.11. of article 6 "BOARD OF DIRECTORS SESSION" in the wording: "The minutes of the Board of directors' session are signed by the person presiding over the session and by the Company's Corporate secretary".

The draft of the resolution on the issue "Introduction of changes and addenda to the Provision on the Company's Board of directors" put for voting:

Introduce changes and addenda to the Provision on the Company's Board of directors.

You are requested to vote!

(The voting is on).

V. Introduction of changes and addenda to the Provision on the procedure of holding a general meeting of stockholders of the Company.

THE SPEAKER is: Pozdnyakov D.V. - 1-st deputy to the General Director of the joint-stock company for economics and finances.

The Company's Board of directors recommends to the annual general meeting of shareholders to introduce the following changes and addenda to the Provision on the procedure of holding a general meeting of stockholders of the Company:

- To state item 6.2. of article 6 "PERSONS VOTING AT THE GENERAL MEETING OF STOCKHOLDERS" in the wording:

"6.2. The issues of competence of the General meeting of stockholders, for the voting on which the voters are defined separately, are the following:

1) Election of members of the Auditing committee and the early termination of office;
2) Taking the decision on the approval of related party transactions;
3) Reorganization of the Company;
4) Liquidation of the Company, appointment of the Liquidation commission and approval of intermediate and final liquidation balance-sheets;
5) Introduction of amendments and additions to the Charter of the Company limiting the rights of stockholders - owners of preferred shares of a specific type, including cases of definition or increase of the dividend size and (or) cases of definition or increase of the disposal value, paid on preferred shares of the prior lineup, and also granting to stockholders - owners of preferred shares of other type of privileges in the sequence of payment of the dividend and (or) of the disposal value of shares.";

- To state item 6.3. of article 6 "PERSONS VOTING AT THE GENERAL MEETING OF STOCKHOLDERS" in the wording:

"6.3. Stockholders - owners of shares of the Company voting on all issues of the competence of the General meeting of stockholders, except for the members of the Board of directors of the Company or persons holding posts in management bodies of the Company, have the vote at the General meeting of stockholders on the issue specified in sub-item 1 of item 6.2 of the present Provision.

The right to vote at the General meeting of stockholders on the issue specified in sub-item 2 of item 6.2 of the present Provision belongs to the stockholders - owners of shares of the Company voting on all issues of the competence of the General meeting, not interested in settlement of the transaction.

The stockholders - owners of the Company's ordinary shares and the stockholders – owners of the Company's preferred shares of each type have the right to vote at the General meeting of stockholders on the issue specified in sub-items 3, 4 of item 6.2 of the present Provision.

The stockholders – owners of the Company's shares voting on all the issues of competence of the General meeting of stockholders and the stockholders – owners of the Company's preferred shares of each type, the shares rights being limited, have the right to vote at the General meeting of stockholders on the issue specified in sub-item 5 of item 6.2 of the present Provision.";

- To state item 7.4. of article 7 "THE BODIES FORMED FOR THE GENERAL MEETING OF STOCKHOLDERS" in the wording:

"7.4. The Company's Corporate secretary performs the functions of the secretary of the General meeting of stockholders";

- To state item 7.5. of article 7 "THE BODIES FORMED FOR THE GENERAL MEETING OF STOCKHOLDERS" in the wording:

"7.5. The secretary of the General meeting of stockholders:

- informs the participants of the General meeting of stockholders on the issues related to the procedure of its holding, takes measures to settle the conflicts related to the procedure of preparation and holding of the General meeting of stockholders;
- keeps the minutes of the General meetings of stockholders;
- organizes the informing of persons/entities included into the list of persons/entities having the right to participate in the General meeting of stockholders on the results of voting at the General meeting of stockholders.

The functions of the secretary of the General meeting of stockholders and other functions of organizing the preparation and holding of General meetings of stockholders as envisaged by this item are performed by the Company's Corporate secretary in accordance with the Provision on the Corporate secretary and the Back office of the Company's Corporate secretary."

<u>The draft of the resolution on the issue "Introduction of changes and addenda to the Provision on the procedure of holding a general meeting of stockholders of the Company" put for voting:</u>

Introduce changes and addenda to the Provision on the procedure of holding a general meeting of stockholders of the Company.

You are requested to vote!

(The voting is on)

VI. Introduction of changes and addenda to the Provision on the Company's Auditing committee.

THE SPEAKER is: Pozdnyakov D.V. - 1-st deputy to the General Director of the joint-stock company for economics and finances.

The Company's Board of directors recommends to the annual general meeting of shareholders to introduce the following changes and addenda to the Provision on the Company's Auditing committee:

- To state item 3.2. of article 3 "Rights of the members of the Auditing committee" in the wording:

"3.2. The Auditing committee has the right to require the convocation of the sessions of the Management board, the Board of directors, an extraordinary General meeting of stockholders in order to resolve the issues being within the competence of the specified bodies.

The Company's Auditing committee may also apply to the Committee for audit with the Board of directors with the proposal to consider any issue relating to the Committee's competence.

The procedure of convening the sessions of the Management board, the Board of directors, an extraordinary General meeting of stockholders, the Committee for audit with the Board of directors at the request or appeal of the Auditing committee is defined by current legislation, the Company's Charter and the provisions on the appropriate bodies. In case if this procedure is not defined the session is held within reasonable time since the time of submission of request or appeal of the Auditing committee";

- To state item 3.6. of article 3 "Rights of the members of the Auditing committee" in the wording:

"3.6. The Auditing committee has the right to involve outside specialists (natural persons and legal entities) into conducted audits as per the procedure stipulated by item 5.4. of this Provision";

- To state sub-item 4.1.4. of item 4.1. of article 4 "The duties of the members of the Auditing committee. The responsibility of the members of the Auditing committee." in the wording:

"4.1.4. To carry out obligatory examination of the financial and economic activity of the Company on the basis of the annual activity results and to submit the reports to the Board of directors not later than 14 business days prior to the date of preliminary approval of the Company's annual report by the Board of directors";

- To exclude sub-item 5.1.3. of item 5.1. of article 5 "The procedure of the Auditing committee's activity.";

- To consider sub-items 5.1.4.-5.1.7. of item 5.1. of article 5 "The procedure of the Auditing committee's activity." to be sub-items 5.1.3.-5.1.6. of item 5.1. correspondingly;

- To state sub-item 5.1.3. of item 5.1. of article 5 "The procedure of the Auditing committee's activity." in the wording:

"5.1.3. The Chairman of the Company's Auditing committee organizes its activity, convenes the meetings of the Company's Auditing committee and presides over them, organizes the keeping of minutes at the meetings";

- To state sub-item 5.2.3. of item 5.2. of article 5 "The procedure of the Auditing committee's activity." in the wording:

"5.2.3. The meetings of the Auditing committee are conducted by the Chairman of the Auditing committee. If the Chairman and/or the Auditing committee's Secretary are absent, by the majority of votes of the Auditing committee members present at the meeting the persons substituting them are appointed";

- To state sub-item 5.2.4. of item 5.2. of article 5 "The procedure of the Auditing committee's activity." in the wording:

"5.2.4. The minutes are kept at the meeting of the Auditing committee.

The minutes are signed by the Chairman and the Secretary of the Auditing committee or by the persons substituting them";

- To state sub-item 5.4.1. of item 5.4. of article 5 "The procedure of the Auditing committee's activity." in the wording:

"5.4.1. The Board of directors as well as any member of the Auditing committee has the right to apply to the Chairman of the Auditing committee at any time with the proposal to involve outside specialists in the examination.

The decision on the necessity of involving outside specialists is adopted at the meeting of the Auditing committee";

- To state sub-item 5.4.2. of item 5.4. of article 5 "The procedure of the Auditing committee's activity." in the wording:

"5.4.2. If the involvement of outside specialists is possible only for value received, it is effected upon the advance approval of the Board of directors of the Company. The Board of directors in its resolution defines the method of payment, and other essential conditions of the participation of outside specialists in the examination conducted by the Auditing committee.

The contract with the involved specialist on terms and conditions defined by the Board of directors is concluded by the Company's General Director on behalf of the Company";

- To add sub-item 5.4.3. of item 5.4. of article 5 "The procedure of the Auditing committee's activity." in the wording:

"5.4.3. The involved specialists must keep in confidentiality the information that became known to them when conducting the examination";

- To state sub-item 5.5.5. of item 5.5. of article 5 "The procedure of the Auditing committee's activity." in the wording:

"5.5.5. The report is made up not later than 10 days since the date of the examination completion.

Within five days period since the date of making up the report of the Auditing committee is communicated to the Board of directors, the Company's General Director and also to the initiator of examination conduction if it was the Company's stockholder";

- To exclude sub-items 5.5.6., 5.5.7. of item 5.5. of article 5 "The procedure of the Auditing committee's activity.";

- To state item 6.2. of article 6 "Storage of documents of the Auditing committee and the submittal of documents to the interested persons" in the wording:

"6.2. The reports of the Auditing committee are stored at the place of location of the executive body";

- To state the last paragraph of item 7.4. of article 7 "Financial support of the activity of the Auditing committee. Remuneration of the members of the Auditing committee and compensations to them" in the wording:

"For the quarter when the Auditing committee was re-elected or some of its members left it as per the procedure stipulated by item 8 of this Provision, the remuneration to a member of the Auditing committee is paid proportionally to the time worked in the quarter";

- To exclude item 9.2. of article 9 "Closing regulations";

- To consider items 9.3. - 9.4. of article 9 "Closing regulations" to be items 9.2. - 9.3. correspondingly.

The draft of the resolution on the issue "Introduction of changes and addenda to the Provision on the Company's Auditing committee" put for voting:

Introduce changes and addenda to the Provision on the Company's Auditing committee.

You are requested to vote!

(The voting is on)

VII. Election of the members of the Company's Board of directors.

THE SPEAKER is: Omelchenko S.V. – the Company's General Director.

Within the period stipulated by Federal law "On joint stock companies" there were made proposals to include the following nominees into the ballot for the election to the structure of the Board of directors:

1.	Andreev Vladimir Alexandrovich	Rector of Povolzhskyi state academy of telecommunications and informatics
2.	Belyaev Konstantin Vladimirovich	Deputy to the General Director of OJSC "Svyazinvest"
3.	Bulancha Sergey Anatolievich	Deputy to the head of Federal Agency of Communications

4.	Grigorieva Alla Borisovna	Deputy to the director – chief of the sector of the Department of corporate governance of OJSC "Svyazinvest"
5.	Degtyarev Valeryi Victorovich	General Director of OJSC "Professional Telecommunications"
6.	Dudchenko Vladimir Vladimirovich	Head of analytical sector of Moscow's representation office of "NCH Advisors, Inc."
7.	Enin Evgenyi Petrovich	Deputy to the General Director of Non-Commercial Partnership "Russian institute of directors"
8.	Kuznetsov Sergey Ivanovich	First deputy to the General Director of OJSC "Svyazinvest"
9.	Kulikov Denis Victorovich	Expert of Association for investors rights protection (non-commercial organization)
10.	Morozov Andrey Vladimirovich	Lawyer of Moscow's representation office of "NCH Advisors, Inc."
11.	Omelchenko Sergey Valerievich	OJSC "VolgaTelecom" General Director
12.	Savchenko Victor Dmitrievich	Executive director – director of the Department of legal provision of OJSC "Svyazinvest"
13.	Slizen Vitalyi Anatolievich	Director of the Department of state policy in info communications technologies of the Ministry of Information and Communication of Russia
14.	Fedorov Oleg Romanovich	Executive director of corporate finances department of CJSC "Joint financial group"
15.	Chernogorodskyi Sergey Valerievich	Director of the Department of joint-stock capital of OJSC "Svyazinvest"

You are advised that in accordance with Federal law "On joint stock companies" each nominee granted his/her written consent to run for the structure of the Board of directors.

- Are there any questions to the nominees to the structure of the Board of directors?

There were no questions.

The draft of the resolution on the issue "Election of the members of the Company's Board of directors" put for voting:

Elect the members of the Company's Board of directors:

(11 candidates who won the most of the votes are considered to be elected to the Board of directors.)

Maneev V.A., authorized representative of OJSC "Obiedinennaya registratsionnaya kompaniya" on behalf of counting commission is given the floor to report on the voting procedure.

Maneev V.A. explained the procedure of voting by ballot № 7.

You are requested to vote!

(The voting is on)

VIII. Election of the members of the Company's Auditing committee.

THE SPEAKER is: Omelchenko S.V. – the Company's General Director.

Within the period stipulated by Federal law "On joint stock companies" there were made proposals to include the following nominees into the ballot for the election to the structure of the Company's Auditing committee:

1.	Belyakova Nataliya Yurievna	Deputy to the director of the Department of finances of OJSC "Svyazinvest"
2.	Golubitskyi Bogdan Ivanovich	Chief of the sector of the Department of economic planning and budgeting of OJSC "Svyazinvest"
3.	Zubova Tatiana Yurievna	Deputy to the chief of the sector of methodology of the Department of bookkeeping of OJSC "Svyazinvest"
4.	Kopjev Alexey Evgenievich	Main specialist of the Department of internal audit of OJSC "Svyazinvest"
5.	Koroleva Olga Grigorievna	OJSC "Svyazinvest" chief accountant
6.	Polovnev Igor Georgievich	Expert of Association for investors rights protection
7.	Shevchuk Alexander Victorovich	Expert of Association for investors rights protection

You are advised that in accordance with Federal law "On joint stock companies" each nominee granted his/her written consent to run for the structure of the Company's Auditing committee.

- Are there any questions to the nominees to the structure of the Auditing committee?

There were no questions.

The draft of the resolution on the issue "Election of the members of the Company's Auditing committee" put for voting:

Elect the Company's Auditing committee with the structure:

(5 candidates who won the most of the votes are considered to be elected to the Auditing committee.)

Maneev V.A., authorized representative of OJSC "Obiedinennaya registratsionnaya kompaniya" on behalf of counting commission is given the floor to report on the voting procedure.

Maneev V.A. explained the procedure of voting by ballot № 8.

You are requested to vote!

(The voting is on)

IX. Approval of the Company's auditor for 2006.

THE SPEAKER is: Pozdnyakov D.V. - 1-st deputy to the General Director of the joint-stock company for economics and finances.

The draft of the resolution on the issue "Approval of the Company's auditor for 2006" put for voting:

Approve LLC "Ernst & Young" as the Company's auditor for 2006.

You are requested to vote!

(The voting is on)

X. Determination of requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Company's Board of directors.

THE SPEAKER is: Pozdnyakov D.V. - 1-st deputy to the General Director of the joint-stock company for economics and finances.

The draft of the resolution on the issue "Determination of requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Company's Board of directors." put for voting:

Approve the following requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Board of directors being elected at this annual general meeting of shareholders:

- ***0,26 % (twenty six hundredth of percent) of the Company's EBITDA based on the data of IFRS accounting statement for 2006;***
- ***0,78 % (seventy eight hundredth of percent) of the amount of the Company's net profit allocated for dividends payment based on the results of 2006.***

You are requested to vote!

(The voting is on)

XI. On termination of the Company's participation in Chamber of Commerce and Industry of the Republic of Mariy El by leaving its membership.

THE SPEAKER is: Pozdnyakov D.V. - 1-st deputy to the General Director of the joint-stock company for economics and finances.

The draft of the resolution on the issue "On termination of the Company's participation in Chamber of Commerce and Industry of the Republic of Mariy El by leaving its membership" put for voting:

Terminate the Company's participation in Chamber of Commerce and Industry of the Republic of Mariy El by leaving its membership.

You are requested to vote!

(The voting is on)

XII. On termination of the Company's participation in non-commercial organization "Association of communication enterprises of the Volga region" by leaving its membership.

THE SPEAKER is: Pozdnyakov D.V. - 1-st deputy to the General Director of the joint-stock company for economics and finances.

The draft of the resolution on the issue "On termination of the Company's participation in non-commercial organization "Association of communication enterprises of the Volga region" by leaving its membership" put for voting:

Terminate the Company's participation in non-commercial organization "Association of communication enterprises of the Volga region" by leaving its membership.

You are requested to vote!

(The voting is on)

Omelchenko S.V. declared that the shareholders are entitled to return their ballots for the calculation of votes in 10 minutes if they haven't voted on the agenda issues yet.

45 MINUTES BREAK IS DECLARED!

The authorized representative of OJSC "Obiedinennaya registratsionnaya kompaniya" Maneev V.A. was given the floor to speak on the results of voting on the agenda issues of the general meeting

of stockholders.

Maneev V.A. announced the results of voting on the issues of the agenda:

By the time of votes counting the shareholders and their authorized representatives possessing in the aggregate **163 777 688** votes were registered; out of them:

1. The number of votes belonging to the members of the Board of directors or persons holding offices in the Company's management bodies is **2 007** votes;
2. The number of votes belonging to the shareholders having the right to vote on issues №№ 1-7, №№ 9-12 of the meeting's agenda is **163 777 688** votes or **66,584%** of the total quantity of placed voting shares of the Company, excluding the voting shares acquired (redeemed) by the Company;
3. The number of votes belonging to the shareholders having the right to vote on issue № 8 of the meeting's agenda (Election of the members of the Company's Auditing committee) is **163 775 681** votes or **66,583%** of the total quantity of the voting shares of the Company, excluding the voting shares acquired (redeemed) by the Company, as well as excluding the voting shares belonging to the members of the Board of directors or persons holding offices in the Company's management bodies.

1. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the first issue of the agenda:

"Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the reporting (2005) fiscal year".

The number of votes of persons/entities included into the list of persons/entities who had the right to participate in the general meeting on the specified issue	**245 969 590** (100, 00 %)
The number of votes that belonged to persons/entities who participated in the general meeting on this issue	**163 777 688 (66,58 %) Quorum is available**
Out of them:	
Participated in the voting (votes)	**156 251 462**
The number of votes on the specified issue that were not counted due to the recognition of the ballots as invalid	**19 205**

Aggregate voting results:

	The number of votes	The percentage of the number of votes that belonged to persons/entities participated in the general meeting on this issue
For	**147 394 714**	**90,00%**
Against	**896 775**	**0,55%**
Abstain	**7 940 768**	**4,85%**

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the first issue of the agenda is passed by the majority of votes of shareholders – owners of voting shares participating in the shareholders' meeting.

THE RESOLUTION HAS BEEN PASSED: Approve the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the reporting (2005) fiscal year.

2. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the

second issue of the agenda:
"On payment of dividends for 2005: the size, time and form of their payment on the shares of each category".

The number of votes of persons/entities included into the list of persons/entities who had the right to participate in the general meeting on the specified issue	**245 969 590** (100, 00 %)
The number of votes that belonged to persons/entities who participated in the general meeting on this issue	**163 777 688** **(66,58 %)** **Quorum is available**
Out of them:	
Participated in the voting (votes)	**157 055 908**
The number of votes on the specified issue that were not counted due to the recognition of the ballots as invalid	**18 231**

Aggregate voting results:

	The number of votes	The percentage of the number of votes that belonged to persons/entities participated in the general meeting on this issue
For	**147 863 143**	**90,28%**
Against	**1 118 570**	**0,68%**
Abstain	**8 055 964**	**4,92%**

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the second issue of the agenda is passed by the majority of votes of shareholders – owners of voting shares participating in the shareholders' meeting.

<u>THE RESOLUTION HAS BEEN PASSED:</u> Pay dividends for 2005:

- **On ordinary shares in the size of 1,4744 rubles per a share in money form starting from 15.07.2006 till 15.12.2006;**
- **On preferred shares in the size of 2,7583 rubles per a share in money form starting from 15.07.2006 till 15.12.2006.**

3. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the third issue of the agenda "Introduction of changes and addenda to the Company's Charter":

The number of votes of persons/entities included into the list of persons/entities who had the right to participate in the general meeting on the specified issue	**245 969 590** (100, 00 %)
The number of votes that belonged to persons/entities who participated in the general meeting on this issue	**163 777 688** **(66,58 %)** **Quorum is available**
Out of them:	
Participated in the voting (votes)	**158 043 917**
The number of votes on the specified issue that were not counted due to the recognition of the ballots as invalid	**14 732**

Aggregate voting results:

	The number of votes	The percentage of the number of votes that belonged to persons/entities participated in the general meeting on this issue
For	**157 497 210**	**96,17%**

Against	**388 999**	**0,24%**
Abstain	**142 976**	**0,09%**

According to item 4 of article 49 of Federal Law "On joint-stock companies" the resolution on the third issue of the agenda is passed by three-fourth majority of votes of shareholders – owners of voting shares participating in the shareholders' meeting.

<u>THE RESOLUTION HAS BEEN PASSED:</u> Introduce changes and addenda to the Company's Charter.

4. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the fourth issue of the agenda: "Introduction of changes and addenda to the Provision on the Company's Board of directors".

The number of votes of persons/entities included into the list of persons/entities who had the right to participate in the general meeting on the specified issue	**245 969 590** (100, 00 %)
The number of votes that belonged to persons/entities who participated in the general meeting on this issue	**163 777 688** **(66,58 %)** **Quorum is available**
Out of them:	
Participated in the voting (votes)	**151 527 242**
The number of votes on the specified issue that were not counted due to the recognition of the ballots as invalid	**11 799**

Aggregate voting results:

	The number of votes	The percentage of the number of votes that belonged to persons/entities participated in the general meeting on this issue
For	**150 500 238**	**91,89%**
Against	**870 705**	**0,53%**
Abstain	**144 500**	**0,09%**

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the fourth issue of the agenda is passed by the majority of votes of shareholders – owners of voting shares participating in the shareholders' meeting.

<u>THE RESOLUTION HAS BEEN PASSED:</u> "Introduce changes and addenda to the Provision on the Company's Board of directors".

5. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the fifth issue of the agenda: "Introduction of changes and addenda to the Provision on the procedure of holding a general meeting of stockholders of the Company".

The number of votes of persons/entities included into the list of persons/entities who had the right to participate in the general meeting on the specified issue	**245 969 590** (100, 00 %)
The number of votes that belonged to persons/entities who participated in the general meeting on this issue	**163 777 688** **(66,58 %)** **Quorum is available**
Out of them:	
Participated in the voting (votes)	**148 356 577**

The number of votes on the specified issue that were not counted due to the recognition of the ballots as invalid	**17 575**

Aggregate voting results:

	The number of votes	The percentage of the number of votes that belonged to persons/entities participated in the general meeting on this issue
For	**147 352 152**	**89,97%**
Against	**871 716**	**0,53%**
Abstain	**115 134**	**0,07%**

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the fourth issue of the agenda is passed by the majority of votes of shareholders – owners of voting shares participating in the shareholders' meeting.

THE RESOLUTION HAS BEEN PASSED: Introduce changes and addenda to the Provision on the procedure of holding a general meeting of stockholders of the Company.

6. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the sixth issue of the agenda: "Introduction of changes and addenda to the Provision on the Company's Auditing committee".

The number of votes of persons/entities included into the list of persons/entities who had the right to participate in the general meeting on the specified issue	**245 969 590** (100, 00 %)
The number of votes that belonged to persons/entities who participated in the general meeting on this issue	**163 777 688 (66,58 %) Quorum is available**
Out of them:	
Participated in the voting (votes)	**148 356 942**
The number of votes on the specified issue that were not counted due to the recognition of the ballots as invalid	**14 226**

Aggregate voting results:

	The number of votes	The percentage of the number of votes that belonged to persons/entities participated in the general meeting on this issue
For	**147 329 781**	**89,96%**
Against	**388 189**	**0,24%**
Abstain	**624 746**	**0,38%**

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the fourth issue of the agenda is passed by the majority of votes of shareholders – owners of voting shares participating in the shareholders' meeting.

THE RESOLUTION HAS BEEN PASSED: Introduce changes and addenda to the Provision on the Company's Auditing committee.

7. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the seventh issue of the agenda: "Election of the members of the Company's Board of directors".

The number of votes of persons/entities included into the list of persons/entities who had the right to participate in the general meeting on	**2 705 665 490** (100, 00 %)

the specified issue	
The number of votes that belonged to persons/entities who participated in the general meeting on this issue	**1 801 554 568 (66,58 %) Quorum is available**
Out of them:	
Participated in the voting (votes)	**1 769 828 456**
The number of votes on the specified issue that were not counted due to the recognition of the ballots as invalid	**18 335 405**

Aggregate voting results:

	The number of votes	The percentage of the number of votes that belonged to persons/entities participated in the general meeting on this issue
For	**1 740 504 777**	**96,61%**
Against	**6 424 594**	**0,36%**
Abstain	**4 563 680**	**0,25%**

Aggregate voting results:

№	Candidate's surname, name and patronymic name	The number of "FOR" votes
1.	Andreev Vladimir Alexandrovich	**151 966 093**
2.	Belyaev Konstantin Vladimirovich	**78 419**
3.	Bulancha Sergey Anatolievich	**150 568 686**
4.	Grigorieva Alla Borisovna	**153 318 031**
5.	Degtyarev Valeryi Victorovich	**150 570 270**
6.	Dudchenko Vladimir Vladimirovich	**18 311**
7.	Enin Evgenyi Petrovich	**150 551 508**
8.	Kuznetsov Sergey Ivanovich	**179 548 201**
9.	Kulikov Denis Victorovich	**8 292 770**
10.	Morozov Andrey Vladimirovich	**140 404 217**
11.	Omelchenko Sergey Valerievich	**187 719 290**
12.	Savchenko Victor Dmitrievich	**150 742 052**
13.	Slizen Vitalyi Anatolievich	**63 224**
14.	Fedorov Oleg Romanovich	**165 982 702**
15.	Chernogorodskyi Sergey Valerievich	**150 584 641**

According to item 4 of article 66 of Federal Law "On joint-stock companies" the nominees who received the highest number of votes are considered to be elected into the structure of the Company's Board of directors.

THE RESOLUTION HAS BEEN PASSED:

Elect the following persons the members of the Company's Board of directors:

1. **Andreev Vladimir Alexandrovich**
2. **Bulancha Sergey Anatolievich**
3. **Grigorieva Alla Borisovna**
4. **Degtyarev Valeryi Victorovich**
5. **Enin Evgenyi Petrovich**
6. **Kuznetsov Sergey Ivanovich**
7. **Morozov Andrey Vladimirovich**
8. **Omelchenko Sergey Valerievich**
9. **Savchenko Victor Dmitrievich**

10. Fedorov Oleg Romanovich
11. **Chernogorodskyi Sergey Valerievich**

8. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the eighth issue of the agenda: "Election of the members of the Company's Auditing committee".

The number of votes of persons/entities included into the list of persons/entities who had the right to participate in the general meeting on the specified issue	**245 969 590 (100, 00 %)**
The number of votes that belonged to persons/entities who participated in the general meeting on this issue	**163 775 681 (66,58 %) Quorum is available**
Out of them:	
Participated in the voting (votes)	

Aggregate voting results:

Candidate's surname, name and patronymic name		*The number of votes*	The percentage of the number of votes of shareholders participating in the meeting and having the right to vote on this issue
Belyakova Nataliya Yurievna	**For**	**130 150 880**	**79,47%**
	Against	**6 828 141**	**4,17%**
	Abstain	**19 145 846**	**11,69%**
	Held invalid	**1 458 591**	**0,89%**

Candidate's surname, name and patronymic name		*The number of votes*	The percentage of the number of votes of shareholders participating in the meeting and having the right to vote on this issue
Golubitskyi Bogdan Ivanovich	**For**	**140 596 149**	**85,85%**
	Against	**437 440**	**0,27%**
	Abstain	**15 257 015**	**9,32%**
	Held invalid	**1 292 854**	**0,79%**

Candidate's surname, name and patronymic name		*The number of votes*	The percentage of the number of votes of shareholders participating in the meeting and having the right to vote on this issue
Zubova Tatiana Yurievna	**For**	**146 264 390**	**89,31%**
	Against	**396 597**	**0,24%**
	Abstain	**9 434 619**	**5,76%**
	Held invalid	**1 487 852**	**0,91%**

Candidate's surname, name and patronymic name		The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right to vote on this issue
Kopjev Alexey Evgenievich	For	10 925 994	6,67%
	Against	135 019 191	82,44%
	Abstain	9 500 826	5,80%
	Held invalid	2 137 447	1,31%

Candidate's surname, name and patronymic name		The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right to vote on this issue
Koroleva Olga Grigorievna	For	149 536 518	91,31%
	Against	918 538	0,56%
	Abstain	5 528 543	3,38%
	Held invalid	1 599 859	0,98%

Candidate's surname, name and patronymic name		The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right to vote on this issue
Polovnev Igor Georgievich	For	27 015 212	16,50%
	Against	128 428 058	78,42%
	Abstain	76 905	0,05%
	Held invalid	2 063 283	1,26%

Candidate's surname, name and patronymic name		The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right to vote on this issue
Shevchuk Alexander Victorovich	For	26 607 943	16,25%
	Against	128 616 923	78,53%
	Abstain	63 311	0,04%
	Held invalid	2 294 800	1,40%

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the eighth issue of the agenda is passed by the majority of votes of shareholders – owners of voting shares participating in the shareholders' meeting.

According to item 6 of article 85 of Federal Law "On joint-stock companies", the shares that belong to the members of the Board of directors or to the persons holding offices in the management bodies of OJSC "VolgaTelecom", do not participate in the voting at the election of the members of the Company's Auditing committee.

THE RESOLUTION HAS BEEN PASSED:

Elect the Company's Auditing committee with the structure:

1. Belyakova Nataliya Yurievna
2. Golubitskyi Bogdan Ivanovich
3. Zubova Tatiana Yurievna
4. Koroleva Olga Grigorievna

9. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the ninth issue of the agenda: "Approval of the Company's auditor for 2006".

The number of votes of persons/entities included into the list of persons/entities who had the right to participate in the general meeting on the specified issue	**245 969 590** (100, 00 %)
The number of votes that belonged to persons/entities who participated in the general meeting on this issue	**163 777 688 (66,58 %) Quorum is available**
Out of them:	
Participated in the voting (votes)	**148 355 343**
The number of votes on the specified issue that were not counted due to the recognition of the ballots as invalid	**91 761**

Aggregate voting results:

	The number of votes	The percentage of the number of votes that belonged to persons/entities participated in the general meeting on this issue
For	**147 583 523**	**90,11%**
Against	**84 005**	**0,05%**
Abstain	**596 054**	**0,36%**

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the ninth issue of the agenda is passed by the majority of votes of shareholders – owners of voting shares participating in the shareholders' meeting.

<u>THE RESOLUTION HAS BEEN PASSED</u>: Approve LLC "Ernst & Young" as the Company's auditor for 2006.

10. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the tenth issue of the agenda: "Determination of requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Company's Board of directors".

The number of votes of persons/entities included into the list of persons/entities who had the right to participate in the general meeting on the specified issue	**245 969 590 (100, 00 %)**
The number of votes that belonged to persons/entities who participated in the general meeting on this issue	**163 777 688 (66,58 %) Quorum is available**
Out of them:	
Participated in the voting (votes)	**155 990 495**
The number of votes on the specified issue that were not counted due to the recognition of the ballots as invalid	**92 544**

Aggregate voting results:

	The number of votes	The percentage of the number of votes that belonged to persons/entities participated in the general meeting on this issue
For	**155 095 549**	**94,70%**
Against	**738 611**	**0,45%**
Abstain	**63 791**	**0,04%**

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the ninth issue of the agenda is passed by the majority of votes of shareholders – owners of voting shares participating in the shareholders' meeting.

THE RESOLUTION HAS BEEN PASSED: Approve the following requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Board of directors being elected at this annual general meeting of shareholders:

- **0,26 % (twenty six hundredth of percent) of the Company's EBITDA based on the data of IFRS accounting statement for 2006;**
- **0,78 % (seventy eight hundredth of percent) of the amount of the Company's net profit allocated for dividends payment based on the results of 2006.**

12. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the eleventh issue of the agenda: "On termination of the Company's participation in Chamber of Commerce and Industry of the republic of Mariy El by leaving its membership".

The number of votes of persons/entities included into the list of persons/entities who had the right to participate in the general meeting on the specified issue	**245 969 590 (100, 00 %)**
The number of votes that belonged to persons/entities who participated in the general meeting on this issue	**163 777 688 (66,58 %) Quorum is available**
Out of them:	
Participated in the voting (votes)	**148 356 323**
The number of votes on the specified issue that were not counted due to the recognition of the ballots as invalid	**90 062**

Aggregate voting results:

	The number of votes	The percentage of the number of votes that belonged to persons/entities participated in the general meeting on this issue
For	**148 038 839**	**90,39%**
Against	**82 156**	**0,05%**
Abstain	**145 266**	**0,09%**

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the ninth issue of the agenda is passed by the majority of votes of shareholders – owners of voting shares participating in the shareholders' meeting.

THE RESOLUTION HAS BEEN PASSED:

Terminate the Company's participation in Chamber of Commerce and Industry of the Republic of Mariy El by leaving its membership.

12. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the twelfth issue of the agenda: "On termination of the Company's participation in non-commercial organization "Association of communication enterprises of the Volga region" by leaving its membership".

The number of votes of persons/entities included into the list of persons/entities who had the right to participate in the general	**245 969 590 (100, 00 %)**

meeting on the specified issue	
The number of votes that belonged to persons/entities who participated in the general meeting on this issue	**163 777 688 (66,58 %) Quorum is available**
Out of them:	
Participated in the voting (votes)	**148 347 526**
The number of votes on the specified issue that were not counted due to the recognition of the ballots as invalid	**11 017**

Aggregate voting results:

	The number of votes	The percentage of the number of votes that belonged to persons/entities participated in the general meeting on this issue
For	**148 103 514**	**90,43%**
Against	**85 378**	**0,05%**
Abstain	**147 617**	**0,09%**

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the ninth issue of the agenda is passed by the majority of votes of shareholders – owners of voting shares participating in the shareholders' meeting.

THE RESOLUTION HAS BEEN PASSED: Terminate the Company's participation in non-commercial organization "Association of communication enterprises of the Volga region" by leaving its membership.

Dear shareholders!
By this the agenda of the annual general meeting of shareholders is exhausted. Thank you very much for participation in the work of the meeting.
The meeting is declared closed!

The Chairman of the meeting,
General Director of
OJSC "VolgaTelecom" — S.V. Omelchenko

The Secretary of the meeting, Corporate
Secretary of OJSC "VolgaTelecom" — N.I. Pokrovskaya

OJSC "VolgaTelecom"

Non-audited consolidated financial statement

For 6 months ended June 30, 2006.

For 6 months ended June 30, 2006.

Contents

Non-audited consolidated balance sheet 3

Non-audited consolidated income statement 4

Notes to non-audited consolidated financial statement 5

Non-audited consolidated balance sheet
As of June 30, 2006 and 2005.

(In thousand rubles)

	June 30, 2006	December 31, 2005
ASSETS		
Non-current assets		
Property, plant and equipment	28 628 418	28 525 610
Intangible assets and goodwill	3 102 052	2 745 615
Investments in associates	122 476	119 980
Long-term investments	70 490	24 910
Long-term accounts receivable and other assets	20 960	20 835
Long-term advances given	829 024	749 055
Deferred income tax asset	20 503	27 049
Total non-current assets	32 793 923	32 213 054
Current assets		
Inventories	568 595	544 087
Accounts receivable	1 590 150	1 296 011
Other current assets	1 354 171	1 577 657
Cash and cash equivalents	448 237	1 338 713
Total current assets	3 961 153	4 756 468
Total assets	36 755 076	36 969 522
EQUITY AND LIABILITIES		
Preference shares	963 366	963 366
Ordinary shares	2 890 324	2 890 324
Unrealized gain on available-for-sale investments	2 134	2 134
Capital surplus, retained earnings and other provisions	15 400 508	14 507 125
Total equity attributable to equity holders of the parent company	19 256 332	18 362 949
Minority interest	448 110	415 614
Total equity	19 704 442	18 778 563
Non-current liabilities		
Long-term borrowings	7 187 215	7 589 666
Long-term finance lease obligations	666 803	727 768
Pension liabilities	899 679	827 392
Deferred revenue	323 476	331 618
Deferred income tax liability	1 351 458	1 336 072
Total non-current liabilities	10 428 631	10 812 516
Current liabilities		
Accounts payable and accrued expenses	2 796 367	2 574 536
Payables to Rostelecom	0	108 100
Income tax payable	3 222	76 541
Other taxes payable	522 836	812 712
Dividends payable	654 004	63 641
Short-term borrowings	1 353 886	683 741
Current portion of long-term borrowings	924 298	2 699 872
Current portion of long-term finance lease obligations	367 390	359 300
Total current liabilities	6 622 003	7 378 443
Total liabilities	17 050 634	18 190 959
TOTAL EQUITY AND LIABILITIES	36 755 076	36 969 522

General Director_____________ Omelchenko S.V. Chief accountant ____________ Popkov N.I.

The accompanying notes form an integral part of this consolidated financial statement.

Non-audited consolidated income statements for 6 months of 2006 and 2005.
(In thousand rubles)

	6 months of 2006	6 months of 2005
Revenues	11 539 167	11 333 371
Wages, salaries, other benefits and payroll taxes	(3 980 953)	(3 763 281)
Depreciation and amortization	(2 055 643)	(1 584 621)
Materials, repairs and maintenance, utilities	(1 192 405)	(1 013 413)
Taxes other than income tax	(305 252)	(300 997)
Interconnection charges – international companies	(479 178)	(1 335 091)
(Expenditure) recovery of provision for doubtful accounts	98 910	(62 157)
Gain (loss) on disposal of property, plant, and equipment	(56 469)	(198 996)
Other operating income (expense)	(1 107 825)	(1 003 911)
Operating profit	2 460 352	2 070 904
Share of result of associates	2 496	7 558
Interest expense, net	(341 885)	(428 613)
Gain on sale of subsidiaries, associates and other investments	1 055	74 501
Foreign exchange gain (loss), net	23 831	18 401
Other income (expense), net	-	-
Profit before income tax	2 145 849	1 742 751
Income tax expense	(630 067)	(658 837)
(Expense) consideration for income tax – current tax	(608 136)	(397 585)
(Expense) consideration for income tax – deferred tax	(21 931)	(261 252)
Profit (loss) for the reporting period	1 515 782	1 083 914
Profit (loss) attributable to equity holders of the parent company	1 482 174	1 046 669
Profit (loss) attributable to minority interests of subsidiaries	33 608	37 245
Profit (loss) for the reporting period	1 515 782	1 083 914

General Director_____________ Omelchenko S.V. Chief accountant ____________ Popkov N.I.

The accompanying notes form an integral part of this consolidated financial statement.

1. General information

Authorization of accounts

Non-audited consolidated financial statement of OJSC "VolgaTelecom" (the "Company") and its subsidiaries (jointly – the "Group") is drawn up for 6 months of year 2006.

Basis of non-audited consolidated financial statement preparation

IFRS OJSC "VolgaTelecom" statement for 6 months of year 2005 is presented in balance sheet, income statement and also notes to the financial statement. This statement does not contain all IFRS required disclosures; however, its volume is sufficient to have the idea of financial standing and the results of the Company's activity for 6 months of year 2006.

This statement is a non-audited consolidated financial statement of OJSC "VolgaTelecom". The procedures of audit, review or other similar procedures will not be applied to the statement. At the same time taking into account OJSC "VolgaTelecom" experience in presenting IFRS statements, the Company believes that the users of the financial statement may rely on it.

This financial statement is drawn up on the basis of the data of accounting and accounting statement maintained and drawn up in accordance with the system of regulation of accounting records as established by Russian Federation legislation, by additional adjustment and rearrangement of accounting data required for reflection of financial standing, activity results and cash flow in accordance with IFRS requirements.

When preparing this non-audited consolidated financial statement OJSC "VolgaTelecom" carried out smaller volume of procedures than could have been carried out when preparing annual consolidated financial statement. In this connection OJSC "VolgaTelecom" made assumptions, including - fair value of assets and liabilities of acquired subsidiaries and associates, the cost of obligations for retirement benefit plan, deferred revenue, provisions for depreciation of fixed assets, inventories and accounts receivable. Actual values of financial statement for the year ended on December 31, 2006 may differ from the values of this financial statement due to adjustment of information about the assumptions made by the Company and occurrence of other new information.

The content of notes to non-audited consolidated financial statement of OJSC "VolgaTelecom" does not disclose the entire completeness of the information, the disclosure of which is required to meet IFRS. The content of notes to annual consolidated financial statement of OJSC "VolgaTelecom" may disclose the information in larger volume than it is disclosed in this non-audited consolidated financial statement of OJSC "VolgaTelecom".

(In thousand rubles)

2. Subsidiaries

The proposed consolidated financial statement includes property, obligations and the results of activity of OJSC "VolgaTelecom" subsidiaries listed below:

Subsidiary	Main activity	Ownership, %		Voting shares, %	
		2006	2005	2006	2005
CJSC "Nizhegorodskaya Sotovaya Svyaz" (NCC)	Cellular services (GSM-900)	100	100	100	100
CJSC "Tsifrovye Telecommunicatsii"	Local telephone network services	100	100	100	100
CJSC "Telesvyazinform"	Cable and air TV services	100	100	100	100
LLC Russian-American JV "Izhcom"	Data transfer services	100	100	–	–
LLC "Vyatka-Page"	Paging services	100	100	–	–
CJSC "Transsvyaz"	Local telephone network services	80	80	80	80
OJSC "OMRIX"	Local telephone network services	74	74	74	74
CJSC "Ulyanovsk-GSM"	Cellular services (GSM-900)	60	60	60	60
CJSC "Orenburg-GSM"	Cellular services (GSM-900)	51	51	51	51
OJSC "TATINCOM-T"	Cellular services (GSM-900)	50+1 share	50+1 share	50+1 share	50+1 share
CJSC "Narodnyi Telephone Saratov"	Cellular services (CDMA)	50+1 share	50+1 share	50+1 share	50+1 share
CJSC "Nizhegorodskyi Radiotelephone"	Local telephone network services	50	50	50	50
CJSC "Chery - Page"	Paging services	50	50	50	50
CJSC "RTCOM"	Communication services	100	100	100	100
LLC "Nizhegorodskyi teleservice"	Communication services	100	100	-	-

All the above companies are Russian legal entities registered in accordance with the Russian Federation legislation, and have the same financial year as the Company, unless otherwise stated.

3. Property, Plant and Equipment.

Property, plant and equipment are stated at acquisition or construction cost less accumulated depreciation and any impairment in value. For property, plant and equipment acquired prior to January 1, 2003 the fair value as of January 1, 2003 is used as actual value in accordance with the exception stipulated by IFRS 1.

The Company applied the exception permitted by IFRS 1 allowing for the organization to evaluate property, plant and equipment as of the date of transition to IFRS at fair value and to use this fair value as the actual value of property, plant and equipment.

Management assumes that carrying value of all property, plant and equipment of the Company is approximately comparable with their fair value, but, nevertheless, it intends to involve an independent appraiser to confirm this fair value and accordingly the carrying value of property, plant and equipment may be subject to adjustments.

(In thousand rubles)

	Land, buildings and constructions	Switches and transmission devices	Construction in progress and equipment for installation	Vehicles and other	Total
Original cost					
At December 31, 2005	14 434 817	15 892 522	1 424 394	4 483 353	36 235 086
Additions	–	–	2 185 891	–	2 185 891
Additions due to acquisition of subsidiaries	–	-	–	–	-
Disposals	(120 030)	(129 152)	(2 219)	(108 089)	(359 490)
Disposals due to sale of subsidiaries	-	-	-	-	-
Commissioned	276 349	832 389	(1 343 523)	234 785	–
At June 30, 2006	**14 591 136**	**16 595 759**	**2 264 543**	**4 610 049**	**38 061 487**
Accumulated Depreciation					
At December 31, 2005	(1 742 319)	(4 344 744)	–	(1 622 413)	(7 709 476)
Charge for the year	(466 754)	(1 174 689)	–	(296 390)	(1 937 833)
Charge due to acquisition of subsidiaries	–	–	–	–	–
Disposals	76 494	65 620	–	72 126	214 240
Disposals due to sale of subsidiaries	-	-		-	-
At June 30, 2006	**(2 132 579)**	**(5 453 813)**	**–**	**(1 846 677)**	**(9 433 069)**
Book value as of December 31, 2005	12 692 498	11 547 778	1 424 394	2 860 940	28 525 610
Book value as of June 30, 2006	**12 458 557**	**11 141 946**	**2 264 543**	**2 763 372**	**28 628 418**

4. Intangible Assets and Goodwill

	Goodwill	Licenses	Software	Other	Total
Original cost					
At December 31, 2005	367 005	185 710	2 293 666	99 898	2 946 279
Additions		39 439	472 331	7 803	519 573
Disposals		(88)	(17 755)	(4 951)	(22 794)
At June 30, 2006	**367 005**	**225 061**	**2 748 242**	**102 750**	**3 443 058**
Accumulated amortization					
At December 31, 2005	-	(48 972)	(119 920)	(31 772)	(200 664)
Charge for the year	-	(10 673)	(130 465)	(4 107)	(145 245)
Disposals	-		4 903		4 903
At June 30, 2006	**-**	**(59 645)**	**(245 482)**	**(35 879)**	**(341 006)**
Book value					
At December 31, 2005	367 005	136 738	2 173 746	68 126	2 745 615
Book value					
At June 30, 2006	**367 005**	**165 416**	**2 502 760**	**66 871**	**3 102 052**

(In thousand rubles)

Carrying amount of goodwill was distributed between cash-generating subsidiaries in the following way:

Subsidiary	Carrying amount of goodwill	
	2006	2005
OJSC "TATINCOM-T"	**323 811**	323 811
CJSC "RTCOM"	**33 075**	33 075
LLC "Nizhegorodskyi teleservice"	**8 833**	8 833
Other subsidiaries	**1 286**	1 286
Total	**367 005**	367 005

As of June 30, 2006 no impairment was identified by the Company after the testing of OJSC "TATINCOM-T", CJSC "RTCOM" and LLC "Nizhegorodskyi teleservice" and other subsidiaries for impairment.

5. Investments in Associates

Investments in associates at June 30, 2006 and 2005 comprised the following:

Associate	Activity	2006		2005	
		Voting shares, %	**Carrying value**	Voting shares, %	Carrying value
CJSC "Samara Telecom"	Local telephone network services	**28%**	**103 062**	28%	96 925
ACB "S-Bank"	Banking services	**42%**	**18 962**	42%	19 178
CJSC "Saratov-Mobile"	Cellular services (AMPS)	**50%**	**-**	50%	-
CJSC "Chuvashiya Mobile"	Cellular services (AMPS)	**30%**	**-**	30%	-
Other	Cellular services	**40%**	**452**	40%	3 877
TOTAL			**122 476**		119 980

All the above companies are Russian legal entities registered in accordance with Russian Federation legislation and have the same financial year as the Company.

The Company has investments in the following associates whose net assets were negative as of June 30, 2006 and 2005:

Name	Activity	Voting shares, %	Net assets as of	
			2006	2005
3CJSC "Saratov-Mobile"	Cellular services (AMPS)	50%	**(89 913)**	(93 815)
3CJSC "Chuvashiya Mobile"	Cellular services (AMPS)	30%	**(17 574)**	(19 054)

The carrying value of investments in associates shown in this consolidated financial statement is equivalent to the Company's share in the net assets of the associated company, except for investments in CJSC "Saratov-Mobile" and CJSC "Chuvashiya Mobile". For these latter associates the carrying amounts of the investments were reduced to zero considering that such associates reported accumulated losses exceeding the cost of the respective investments. The associates have the same financial year as the Company.

(In thousand rubles)

Movement in investments in associates for the years ended June 30, 2006 and 2005 is presented below:

	2006	2005
Investments in associates at January 1	**119 980**	110 096
Share of income net of income tax, and of dividends received	**2 496**	20 713
Sale of associates		(10 829)
Investments in associates at June 30	**122 476**	119 980

6. Long-term investments, net

Company	2006		2005	
	Ownership interest	Carrying value	Ownership interest	Carrying value
OJSC "Natsionalnaya televisionnaya kompaniya "Zvezda"	**1,668%**	**47 682**	-	-
OJSC "Informatsionnye Tehnologii Svyazy" (OJSC "Svyazintech")	**13%**	**14 880**	13%	14 880
CJSC "RusleasingSvyaz"	**7,3%**	**12 293**	7,3%	12 293
OJSC "AlfaBank" promissory notes	**-**	**2 583**	-	2 583
OJSC "Svyaz-bank"	**0,05%**	**3 987**	0,05%	3 987
OJSC "Sberbank RF"	**-**	**-**	0,0003%	2 137
CJSC "TeleRoss-Samara"	**10,0%**	**990**	10,0%	990
CJSC "Reg-time"	**17,0%**	**570**	17,0%	570
Other		**2 332**		2 291
Impairment provision		**(14 827)**		(14 821)
Total investment available-for-sale		**70 490**		24 910

Purchase of share in OJSC "Natsionalnaya televisionnaya kompaniya "ZVEZDA"

In accordance with the resolution of the Company's Board of directors held on 19 January 2006 the Company in January 2006 acquired 352 ordinary shares of OJSC "Natsionalnaya televisionnaya kompaniya "ZVEZDA" for 47 682. In total the Company owns 1,668 % of the charter capital of OJSC "Natsionalnaya televisionnaya kompaniya "ZVEZDA".

7. Long-term accounts receivable and other assets

As of June 30, 2006 and December 31, 2005 long-term accounts receivable and other assets comprised the following:

	6 months of 2006	2005
Long-term accounts receivable	**4 757**	5 083
Long-term loans given to employees	**16 203**	15 752
Total	**20 960**	20 835

(In thousand rubles)

8. Inventories

Inventories at June 30, 2006 and December 31, 2005 comprised the following:

	6 months of 2006	2005
Cable, materials and spare parts for telecommunications equipment	**212 674**	194 382
Construction materials, fuels and instruments	**80 017**	84 808
Finished goods and goods for resale	**59 566**	57 455
Other inventories	**216 338**	207 442
Total	**568 595**	544 087

9. Accounts receivable

Accounts receivable at June 30, 2006 and December 31, 2005 comprised the following:

	6 months of 2006	2005
Trade receivables - telecommunication services	**2 688 808**	2 521 055
Provision for impairment of receivables	**(1 098 658)**	(1 225 044)
Total	**1 590 150**	1 296 011

Accounts receivable for telecommunication services detailed by major customer groups are as follows:

	6 months of 2006	2005
Residential customers	**939 261**	934 046
Corporate customers	**778 878**	482 771
Government customers	**187 491**	146 781
Tariff compensation from the state budget	**783 178**	957 457
Total	**2 688 808**	2 521 055

10. Other Current Assets

As of June 30, 2006 and December 31, 2005 other current assets comprised the following:

	6 months of 2006	2005
VAT receivable	**377 225**	856 914
Accounts receivable for non-core activities	**127 415**	259 085
Deferred expenses	**131 070**	151 866
Prepayments and advance payments	**198 643**	133 534
Prepaid income tax	**253 988**	38 813
Other prepaid taxes	**18 512**	20 346
Settlements with personnel	**15 630**	13 981
Short-term loans given	**16 403**	3 869
Other current assets	**215 285**	99 249
Total	**1 354 171**	1 577 657

11. Cash and Cash Equivalents

As of June 30, 2006 and December 31, 2005 cash and cash equivalents comprised the following:

	6 months of 2006	2005
Cash at bank and on hand	331 201	1 308 670
Short-term deposits up to three months	117 036	30 043
Other cash		
Total	**448 237**	1 338 713

12. Share capital

As of June 30, 2006 and December 31, 2005 the total number of outstanding ordinary and preferred shares comprised 245 969 590 and 81 983 404 pieces correspondingly.

All shares have a par value of 5 rubles. The difference between the total par value and the total carrying value of share capital represents the effects of inflation accumulated through January 1, 2003.

Type of shares	Number of shares outstanding (thousands)	Par value of a share (rubles)	Par value	Carrying value
Ordinary	245 970	5	1 229 848	2 890 324
Preferred	81 983	5	409 917	963 366
Total	**327 953**		**1 639 765**	**3 853 690**

(In thousand rubles)

13. Borrowings

As of June 30, 2006 and December 31, 2005 short-term loans and borrowings comprised the following:

	Average interest rate	Maturity date	6 months of 2006	2005
Short-term loans and borrowings				
Bank loans:				
Bank loans (rubles)	7.35-17%	2006-2007	1 050 033	559 153
Bank loans (US$)			-	-
Bank loans (Euro)	6.35%	2006-2007	269 493	76 982
Total bank loans			1 319 526	636 135
Bonds (rubles)	13%	2006	34 024	45 210
Vendor financing:				
Vendor financing (rubles)	10.2-12.24%	2006-2007	275	1 089
Vendor financing (US$)	5-10.2%	2006-2007	60	61
Vendor financing (Euro)	6-7,35%	2006-2007	1	1
Vendor financing (Japanese yen)				-
Total vendor financing			336	1 151
Promissory notes (US$)		2006	-	1 245
Total short-term loans and borrowings			1 353 886	683 741

As of June 30, 2006 and December 31, 2005 long-term loans and borrowings comprised the following:

	Average interest rate	Maturity date	6 months of 2006	2005
Long-term borrowings				
Bank loans:				
Bank loans (rubles)	7-25%	2007-2009	2 152 692	2 890 246
Bank loans (US$)	Libor+5%	2006	18 804	
Bank loans (Euro)	Floating	2007-2009	178 791	307 200
Total bank loans			2 350 287	3 197 446
Bonds (rubles)	0,02-8,64%	2008-2010	5 262 834	6 262 076
Vendor financing:				
Vendor financing (rubles)	10,2-12,24%	2006-2007	138 997	169 187
Vendor financing (US$)	6,5-10,2%	2006-2008	183 243	141 158
Vendor financing (Euro)	6,37-7,35%	2007-2008	176 152	259 251
Total vendor financing			498 392	569 596
Promissory notes (US$)	5,97%	2006	-	260 420
Less : Current portion of long-term loans and borrowings			(924 298)	(2 699 872)
Total long-term loans and borrowings			7 187 215	7 589 666

(In thousand rubles)

As of June 30, 2006 and 2005 the Company's borrowings are denominated in the following currencies:

	6 months of 2006	2005
Russian rubles	8 638 855	9 926 961
Euro	624 437	643 434
US$	202 107	402 884
Total	**9 465 399**	**10 973 279**

The Company has not entered into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

14. Accounts payable and accrued liabilities

As of June 30, 2006 and December 31, 2005 the Company's accounts payable and other current liabilities comprised the following:

	6 months of 2006	2005
Trade accounts payable for capital construction	**963 047**	894 119
Advances received from subscribers	**393 756**	432 425
Accounts payable for core activity	**523 243**	629 470
Salaries and wages	**729 065**	431 708
Other accounts payable	**187 256**	186 814
Total	**2 796 367**	2 574 536

15. Taxes Payable

As of June 30, 2006 and December 31, 2005 taxes payable comprised the following:

	6 months of 2006	2005
Value-added tax	**204 866**	630 331
Property tax	**133 600**	124 708
Personal income tax	**59 616**	16 161
Unified social tax	**118 212**	40 240
Other taxes	**6 542**	1 272
Total	**522 836**	812 712

(In thousand rubles)

16. Revenues

By revenue types	6 months of 2006	6 months of 2005
Local telephone calls	**4 385 213**	3 354 284
Long distance telephone services - domestic	**-**	3 063 096
Intrazonal telephone calls	**1 096 190**	-
Cellular services	**1 659 719**	1 350 951
Installation and connection fees	**372 857**	663 012
New services	**880 477**	552 588
Revenues from national operators	**2 057 101**	664 878
Long distance telephone services - international	**-**	380 761
Radio and TV broadcasting	**257 474**	251 806
Rent of telephone channels	**181 102**	193 251
Data transfer and telematic services	**107 192**	105 311
Documentary services	**20 615**	28 422
Other telecommunications services	**385 792**	350 673
Other revenues	**135 434**	374 338
Total	**11 539 166**	11 333 371

17. Other Operating Expenses

	6 months of 2006	6 months of 2005
Lease of premises	**(147 965)**	(138 030)
Agency fees	**(142 645)**	(80 448)
Fire and other security services	**(134 366)**	(112 773)
Cost of goods sold	**(61 848)**	(102 174)
Universal service fund payments	**(66 659)**	-
Non-commercial partnership expenses	**(70 506)**	(81 616)
Advertising expenses	**(101 769)**	(73 295)
Audit and consulting fees	**(94 055)**	(43 311)
Charitable contributions	**(53 095)**	(44 862)
Insurance	**(33 694)**	(35 730)
Business travel expenses and representation costs	**(42 068)**	(39 178)
Bank services fees	**(27 299)**	(26 161)
Education expenses	**(30 039)**	(29 061)
Buildings maintenance	**(32 572)**	(23 589)
Auxiliary production services	**(13 614)**	(18 324)
Transportation services	**(13 871)**	(14 116)
Post services	**(18 667)**	(30 214)
Civil Defense	**(4 819)**	(17 364)
Payments to Gossvyaznadzor	**-**	(19 650)
Other expenses	**(18 274)**	(74 015)
Total	**(1 107 825)**	(1 003 911)

(In thousand rubles)

In 2005 the Company incurred an expense on payments to Universal service fund. These payments are prescribed by the Federal Law on Communications and Government Decree # 243 of April 21, 2005. Payments are calculated as 1.2% of the revenues from the telecommunication services less revenues from interconnection services in PSTN.

Other expenses include expenses related to fines and penalties, social expenditure, billing and cash collection services and other operating expenses.

18. Interest Expense, net

	6 months of 2006	6 months of 2005
Interest income	**15 237**	10 634
Interest expense on loans	**(249 395)**	(311 058)
Interest expense accrued on finance leases	**(107 727)**	(128 189)
Total	**(341 885)**	(428 613)

Open Joint Stock Company
"VolgaTelecom"

Consolidated Financial Statements

For the year ended December 31, 2005
with Independent Auditor's Report

OJSC "VolgaTelecom"

Consolidated Financial Statements

For the year ended December 31, 2005

Contents

Independent Auditors' Report 1

Consolidated Financial Statements

Consolidated Balance Sheet 3
Consolidated Statement of Operations 4
Consolidated Statement of Cash Flows 5
Consolidated Statement of Changes in Equity...6
Notes to Consolidated Financial Statements 7

Independent Auditors' Report

To the Shareholders and Board of Directors of OJSC "VolgaTelecom"

1. We have audited the accompanying consolidated balance sheet of OJSC "VolgaTelecom" (a Russian open joint-stock company - hereinafter "the Company"), as of December 31, 2005, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Except as discussed in paragraphs 3 and 4, we conducted our audit in accordance with International Standards on Auditing issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As described in Note 2 "Basis of Presentation of the Financial Statements" and Note 5 "Property, Plant and Equipment", the Company transitioned to International Financial Reporting Standards (IFRS) at January 1, 2003 and applied an exemption in IFRS 1, "First-time Adoption of International Financial Reporting Standards", which permits to measure property, plant and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. However, we were not able to satisfy ourselves as to whether the carrying amounts of property, plant and equipment as at January 1, 2003 were representative of fair value. Accordingly, we were unable to determine whether the carrying value of property, plant and equipment as of December 31, 2005 and 2004 complies with the requirements of IFRS. Further, we were unable to satisfy ourselves as to the related (i) depreciation expense for the years presented and (ii) the deferred tax balances as of December 31, 2005 and 2004 and deferred tax expense for the years presented.

4. As described in Note 2 "Basis of Presentation of the Financial Statements" and Note 22 "Pensions and Other post-employment benefit plans", the Company provides certain long term benefits to its employees. The Company engaged an independent actuary to estimate its obligations regarding such benefits as of December 31, 2005, 2004 and 2003. Management did not provide us with sufficient support for the actuarial assumptions and significant underlying data used. We were therefore unable to satisfy ourselves with respect to the pension obligation and other post-employment benefit plans as of December 31, 2005, 2004 and 2003, the related expense for the defined benefit pension and other post-employment plans for the years presented, and the related disclosures.

5. In our opinion, except for the effects on the financial statements of such adjustments, if any, which might have been determined to be necessary had we been able to satisfy ourselves as to the matters referred to in paragraphs 3 and 4 above, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OJSC "VolgaTelecom" as of December 31, 2005, and the consolidated results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

May 31, 2006

Consolidated Balance Sheet

As of December 31, 2005

(in thousands roubles)

	Notes	2005	2004
ASSETS			
Non-current assets			
Property, plant and equipment, net	5	**28,525,610**	25,603,506
Intangible assets and goodwill, net	6	**2,745,615**	2,167,468
Investments in associates	8	**119,980**	110,096
Long-term investments, net	9	**24,910**	11,252
Long-term accounts receivable and other assets	10	**20,835**	21,591
Long-term advances given	11	**749,055**	227,798
Deferred income tax asset	27	**27,049**	24,814
Total non-current assets		**32,213,054**	28,166,525
Current assets			
Inventories, net	12	**544,087**	859,609
Accounts receivable, net	13	**1,296,011**	1,137,874
Other current assets	14	**1,577,657**	1,694,769
Cash and cash equivalents	15	**1,338,713**	422,185
Total current assets		**4,756,468**	4,114,437
TOTAL ASSETS		**36,969,522**	32,280,962
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the parent			
Share capital	17	**3,853,690**	3,853,690
Unrealized gain on available-for-sale investments		**2,134**	800
Retained earnings		**14,507,125**	12,489,617
Total equity attributable to equity holders of the parent		**18,362,949**	16,344,107
Minority interest		**415,614**	377,213
Total equity		**18,778,563**	16,721,320
Non-current liabilities			
Long-term borrowings	18	**7,589,666**	4,256,346
Long-term finance lease obligations	19	**727,768**	698,769
Pension Liabilities	22	**827,392**	709,434
Deferred revenue		**331,618**	332,491
Deferred income tax liability	27	**1,336,072**	1,021,603
Total non-current liabilities		**10,812,516**	7,018,643
Current liabilities			
Accounts payable, accrued expenses and advances received	20	**2,574,536**	2,592,766
Payables to Rostelecom		**108,100**	110,965
Income tax payable		**76,541**	114,100
Other taxes payable	21	**812,712**	730,950
Dividends payable		**63,641**	28,487
Short-term borrowings	18	**683,741**	2,801,307
Current portion of long-term borrowings	18	**2,699,872**	1,816,704
Current portion of long-term finance lease obligations	19	**359,300**	345,720
Total current liabilities		**7,378,443**	8,540,999
Total liabilities		**18,190,959**	15,559,642
TOTAL EQUITY AND LIABILITIES		**36,969,522**	32,280,962

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Operations

For the year ended December 31, 2005

(in thousands roubles, except per share amounts)

	Notes	2005	2004
Revenues	23	23,756,233	20,966,543
Wages, salaries, other benefits and payroll taxes		(7,857,798)	(6,892,515)
Depreciation and amortization	5,6	(3,417,659)	(2,584,675)
Materials, repairs and maintenance, utilities		(2,185,768)	(1,787,512)
Taxes other than income tax		(550,307)	(461,666)
Interconnection charges		(2,634,267)	(2,472,250)
Provision for impairment of receivables	13	(12,020)	(599,653)
Loss on disposal of property, plant, and equipment		(103,699)	(78,269)
Other operating expenses, net	24	(2,274,446)	(2,010,144)
Operating profit		4,720,269	4,079,859
Share of result of associates, net	8	20,713	72,549
Interest expense, net	25	(843,532)	(643,958)
Gain on sale of subsidiaries, associates and other investments	26	41,842	88,144
Foreign exchange gain (loss), net		53,118	(14,291)
Profit before income tax		3,992,410	3,582,303
Income tax expense	27	(1,391,621)	(1,167,257)
Profit for the year		2,600,789	2,415,046
Attributable to:			
Equity holders of the parent		2,562,060	2,321,983
Minority interests		38,729	93,063
		2,600,789	2,415,046
Earnings per share			
- basic and diluted, for profit for the year attributable to equity holders of the parent	28	7.81	7.08

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Cash Flow Statement

For the year ended December 31, 2005

(in thousands roubles)

	Notes	2005	2004
Cash flows from operating activities:			
Profit before income tax		**3,992,410**	3,582,303
Adjustments for:			
Depreciation and amortization	5,6	**3,417,659**	2,584,675
Loss on disposal of property, plant and equipment		**103,699**	78,269
Provision for impairment of receivables	13	**12,020**	599,653
Provision for obsolescence of inventory	12	**2,874**	-
Share of result of associates	8	**(20,713)**	(72,549)
Gain from sale of subsidiaries, associates and other investments	26	**(41,842)**	(88,144)
Interest expense, net	25	**843,532**	643,958
Foreign exchange gain (loss), net		**(53,118)**	14,291
Operating cash flows before working capital changes		**8,256,521**	7,342,456
Increase in accounts receivable		**(162,113)**	(662,830)
Decrease (increase) in other current assets		**118,543**	(621,181)
Decrease (increase) in inventories		**315,812**	(352,798)
Increase in accounts payable and accrued expenses		**343,732**	542,094
Increase in taxes payable other than income tax		**81,762**	104,839
Increase in pension obligations		**117,958**	157,014
Cash flows generated from operations		**9,072,215**	6,509,594
Interest paid		**(853,373)**	(535,186)
Income tax paid		**(1,113,867)**	(1,005,204)
Net cash flows from operating activities		**7,104,975**	4,969,204
Cash flows from investing activities:			
Purchase of property, plant and equipment		**(5,452,965)**	(6,577,511)
Purchase of intangible assets		**(459,114)**	(124,053)
Purchase of Oracle E-Business Suite software		**(140,973)**	(83,727)
Purchase of Amdocs Billing software		**(74,714)**	-
Proceeds from sales of property, plant and equipment		**117,211**	99,245
Purchase of subsidiaries, net of cash acquired		**(50,986)**	(249,891)
Disposal of subsidiaries, net of cash disposed		**3,383**	177,686
Purchase of investments and other assets		**(63,694)**	-
Proceeds from disposal of investments and other financial assets		**51,141**	222,309
Interest received		**22,942**	9,825
Dividends received		**1,528**	38,232
Net cash flows used in investing activities		**(6,046,241)**	(6,487,885)
Cash flows from financing activities:			
Proceeds from borrowings		**6,403,784**	7,542,718
Repayment of borrowings		**(9,240,037)**	(4,007,279)
Proceeds from debt securities issued		**5,259,438**	37,428
Repayment of debt securities		**(6,221)**	-
Proceeds from promissory notes		**-**	396,160
Repayment of promissory notes		**-**	(832,037)
Repayment of finance lease obligations		**(777,703)**	(485,308)
Repayment of vendor financing obligations		**(772,286)**	(613,289)
Repayment of promissory notes for Amdocs Billing Software		**(498,528)**	-
Proceeds from other non-current liabilities		**(927)**	-
Dividends paid to equity holders of the parent		**(509,398)**	(424,811)
Dividends paid to minority		**(328)**	-
Net cash flows from financing activities		**(142,206)**	1,613,582
Net increase in cash and cash equivalents		**916,528**	94,901
Cash and cash equivalents at the beginning of the year		**422,185**	327,284
Cash and cash equivalents at the end of the year		**1,338,713**	422,185

The accompanying notes form an integral part of these consolidated financial statements.

7

OJSC "VolgaTelecom"

Consolidated Statement of Changes in Equity

For the year ended December 31, 2005

(in thousands roubles)

		Attributable to equity holders of the parent								
		Share capital								
	Notes	Preference shares	Ordinary shares	Retained earnings (before adjustment)	Correction of error	Retained Earnings (adjusted)	Unrealized gain on available-for-sale investments	Total	Minority interests	Total equity
Balance at December 31, 2003	2	963,366	2,890,324	11,205,113	(552,420)	10,652,693	-	14,506,383	345,803	14,852,186
Profit for the year		-	-	2,478,997	(157,014)	2,321,983	-	2,321,983	93,063	2,415,046
Dividends to equity holders of parent		-	-	(426,889)	-	(426,889)	-	(426,889)	-	(426,889)
Minority interests arising on acquisition of subsidiary		-	-	-	-	-	-	-	3,113	3,113
Acquisition of minority interests in existing subsidiaries		-	-	(57,370)	-	(57,370)	-	(57,370)	(28,011)	(85,381)
Disposal of minority interests due to disposal of subsidiaries		-	-	-	-	-	-	-	(31,881)	(31,881)
Dividends of subsidiaries to minority shareholders		-	-	-	-	-	-	-	(4,874)	(4,874)
Balance at December 31, 2004	2	963,366	2,890,324	13,199,851	(709,434)	12,490,417	-	16,344,107	377,213	16,721,320
Effect of change in accounting policies	2	-	-	(800)	-	(800)	800	-	-	-
Balance at December 31, 2004 (adjusted)	2	**963,366**	**2,890,324**	**13,199,051**	**(709,434)**	**12,489,617**	**800**	**16,344,107**	**377,213**	**16,721,320**
Profit for the year		-	-	**2,680,018**	**(117,958)**	**2,562,060**	-	**2,562,060**	**38,729**	**2,600,789**
Dividends to equity holders of parent	29	-	-	**(544,552)**	-	**(544,552)**	-	**(544,552)**	-	**(544,552)**
Unrealized gain on available-for-sale investments		-	-	-	-	-	**1,334**	**1,334**	-	**1,334**
Dividends of subsidiaries to minority shareholders		-	-	-	-	-	-	-	**(87)**	**(87)**
Disposal of minority interests due to disposal of subsidiaries		-	-	-	-	-	-	-	**(241)**	**(241)**
Balance at December 31, 2005		**963,366**	**2,890,324**	**15,334,517**	**(827,392)**	**14,507,125**	**2,134**	**18,362,949**	**415,614**	**18,778,563**

The accompanying notes form an integral part of these consolidated financial statements

1. General Information

Authorization of Accounts

The consolidated financial statements of OJSC "VolgaTelecom" and its subsidiaries – (hereinafter "the Company") for the year ended December 31,2005 were authorized for issue by the General Director and the Chief Accountant of the Company on May 31, 2006.

The Company

The Company is an open joint stock company incorporated in accordance with the laws of the Russian Federation.

The registered office of the Company is in the city of Nizhny Novgorod (the Russian Federation), Dom Svyazi, Maxim Gorky sq.

The Company's principal activity is providing telephone services (including local, domestic long-distance and international long-distance calls), telegraph, data transmission services, rent of communication channels and wireless communication services on the territory of Povolzhie region of the Russian Federation.

Open joint-stock company Svyazinvest, controlled by the Russian Government, as a holding company, as of December 31, 2005 owned 51% of the Company's ordinary voting stock.

Information on the Company's main subsidiaries is disclosed in Note 7. All subsidiaries are incorporated under the laws of the Russian Federation.

Presentation of Financial Statements

The consolidated financial statements of OJSC "VolgaTelecom" are prepared based on standalone financial statements of the parent and its subsidiaries and associates prepared under unified accounting policy.

The measurement and presentation currency of the Company is the Russian Rouble, which is the national currency of the Russian Federation.

The consolidated financial statements of the Company are presented in thousands of Russian Roubles.

Tariff Setting

Tariffs relating to intercity traffic are regulated by the government and tariffs for international traffic are regulated by OJSC "Rostelecom" which is controlled by OJSC "Svyazinvest" holding.

In 2005 the Company revised its tariffs for telephone services with the aim to decrease the effect of cross-subsidization between domestic long-distance and local services by changing the tariffs for local telephone calls.

(in thousands roubles)

1. General Information (continued)

Tariff Setting (continued)

In general, the Company increased tariffs in 2005 and 2004 as follows:

	Urban areas, %		Rural areas, %	
Customer Group	**2004**	**2005**	**2004**	**2005**
Residential	26.9	20.7	29.7	20.7
Corporate	30.1	15.7	30.1	15.7

New regulations supporting the implementation of the Federal Law on Communications are effective from January 1, 2006. These regulations affect the principles of provision of fixed line telecommunication services and change licensing requirements to the Company (see also Note 34 on compensation surcharge).

Liquidity and Financial Resources

As of December 31, 2005, the Company's current liabilities exceeded its current assets by 2,621,975 (December 31, 2004 – 4,426,562). As a result, there may be some doubts about the Company's ability to attract further financing and to pay its existing debts as they fall due.

To date, the Company has significantly relied upon short-term and long-term financing to fund the improvement of its telecommunication network. This financing has historically been provided through bank loans, bonds, vendor financing, and finance leases.

If needed, management believes that certain projects may be deferred or curtailed in order to fund the Company's current operating needs. Management expects to continue to be able to delay payment for certain operating costs to manage its working capital requirements if necessary.

Through 2006, the Company anticipates funding from a) cash generated from operations; b) bonds placement in the domestic market; c) financing from domestic and international lending institutions.

2. Basis of Presentation of the Financial Statements

Basis of Preparation

These financial statements have been prepared and presented in accordance with International Financial Reporting Standards ("IFRS").

These financial statements are prepared based on the statutory financial statements in accordance with the Regulations on Accounting and Reporting of the Russian Federation, with adjustments and reclassifications recorded for the purpose of fair presentation of ending balances, results of operations and cash flows in accordance with IFRS.

2. Basis of Presentation of the Financial Statements (continued)

Basis of Preparation (continued)

These financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or any other adjustments that might be required if the Company either be unable to continue as a going concern or if the Company was to dispose of assets outside the normal course of its operating plan.

The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

The Company has transitioned to IFRS as of January 1, 2003 using the provisions of IFRS 1, "First-time Adoption of International Financial Reporting Standards", which is effective for periods starting on or after January 1, 2004. IFRS 1 applies to first-time adopters of IFRS including companies that previously applied some, but not all IFRS, and disclosed this fact in its most recent previous financial statements.

The Company has applied an exemption permitted by IFRS 1 which allows an entity to measure property, plant, and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. The Company has also applied the exemption permitted by IFRS 1 which allows an entity to recognize all cumulative actuarial gains and losses on employees defined benefit plans at the date of transition even if the corridor approach is used for actuarial gains and losses.

Management estimates that the carrying value of all of the Company's property, plant and equipment is broadly comparable to their fair values. However, management intends to engage an independent appraiser to support these fair values and as a result, the reported carrying amount of property, plant and equipment may be adjusted. It is expected that the appraisal will be completed in the near future. Also management engaged an actuary to evaluate pension liabilities of the Company and, respectively, pension liabilities may be adjusted upon completion of the evaluation.

The Russian economy was considered hyperinflationary until prior to January 1, 2003. As such, the Company applied IAS 29 "Financial Reporting in Hyperinflationary Economies" by restating non-monetary items, including components of equity (except for the property, plant and equipment, for which fair values as at January 1, 2003 have been used as deemed cost) to the measuring units current at January 1, 2003 by applying the relevant inflation indices to the historical cost. These restated values were used as a basis for accounting in subsequent periods.

The accounting policies adopted are consistent with those of the previous financial year except that the Company has adopted those new/revised standards mandatory for financial years beginning on or after January 1, 2005.

(in thousands roubles)

2. Basis of Presentation of the Financial Statements (continued)

Basis of Preparation (continued)

The changes in accounting policies result from adoption of the following new or revised standards:

- IFRS 2 "Share-Based Payment";
- IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations";
- IAS 1 (revised) "Presentation of Financial Statements";
- IAS 2 (revised) "Inventories";
- IAS 8 (revised) "Accounting Policies, Changes in Accounting Estimates and Errors";
- IAS 10 (revised) "Events after the Balance Sheet Date";
- IAS 16 (revised) "Property, Plant and Equipment";
- IAS 17 (revised) "Leases";
- IAS 24 (revised) "Related Party Disclosures";
- IAS 27 (revised) "Consolidated and Separate Financial Statements";
- IAS 28 (revised) "Investments in Associates";
- IAS 31 (revised) "Interests in Joint Ventures";
- IAS 32 (revised) "Financial Instruments: Presentation and Disclosure";
- IAS 33 (revised) "Earnings per Share";
- IAS 39 (revised) "Financial Instruments: Recognition and Measurement".

The principal effects of these changes in policies are discussed below.

IAS 1 (revised) "Presentation of Financial Statements" and IAS 27 "Consolidated and Separate Financial Statements"

Minority interests in net assets of the Company's subsidiaries are presented within equity, separately from the parent shareholders' equity. Previously, minority interests were presented separately from liabilities and equity in the Company's consolidated balance sheet.

IAS 39 "Financial Instruments: Recognition and Measurement" (amended 2004)

The gains and losses on re-measurement of financial assets available-for-sale to fair value are recognized as a separate component of equity. A gain or loss on an available-for-sale financial asset is recognized directly in equity (including a reversal of impairment losses for equity instruments), through the statement of changes in equity, except for impairment losses and foreign exchange gains and losses, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in equity is recognized in profit or loss. However, interest calculated using the effective interest method is recognized in profit or loss. Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company's right to receive payment is established.

12

(in thousands roubles)

2. Basis of Presentation of the Financial Statements (continued)

Basis of Preparation (continued)

IFRSs and IFRIC Interpretations not yet effective

The Company has not applied the following IFRSs and IFRIC Interpretations that have been issued but are not yet effective:

- IAS 19 (amended 2004) "Employee Benefits";
- IAS 39 (amended 2005) "Financial Instruments: Recognition and Measurement";
- IFRS 6 "Exploration for and Evaluation of Mineral Resources";
- IFRS 7 "Financial Instruments: Disclosures";
- IFRIC 4 "Determining whether an Arrangement contains a Lease";
- IFRIC 5 "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds".

The Company expects that the adoption of the pronouncements listed above will have no significant impact on the Company's financial statements in the period of initial application.

Management Estimates

The preparation of financial statements requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates with regard to those financial statements relate to the valuation and useful lives of property, plant and equipment, intangible assets, deferred taxation, provision for bad debt reserve and pension liabilities as discussed in Notes 5, 6, 27, 13 and 22.

Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Impairment of Goodwill

The Company determines whether goodwill and intangible assets not yet available for use are impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Company to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill at December 31, 2005 was 367,005 (2004: 325,097) and carrying amount of intangible assets not yet available for use at December 31, 2005 was 1,836,852 (2004: 1,491,137). More details are provided in Note 6.

(in thousands roubles)

2. Basis of Presentation of the Financial Statements (continued)

Correction of errors and reclassifications

In 2005 the Company determined and presented its obligations existing under the defined benefit plans in accordance with IAS 19, "Employee Benefits". The Company engaged an actuary to perform a valuation of the pension obligations and recorded the defined benefit obligation as of December 31, 2005 and made adjustments to the comparatives as of December 31, 2003 and 2004.

Consolidated balance sheet as at December 31, 2004	As previously reported	Effect of adjustments	As restated	Description of adjustments
Retained earnings	13,199,851	(709,434)	12,490,417	Effect of pension liabilities recognized as of December 31, 2004, (net of tax effect of nil)
Pension Liabilities	-	709,434	709,434	Adjustment for pension liabilities as of December, 31 2004
Consolidated Statement of Operations for 2004				
Wages, salaries, other benefits and payroll taxes	(6,735,501)	(157,014)	(6,892,515)	Net defined benefit pension plan expense for 2004
Consolidated Statement of changes in Equity for the year ended 2003				
Retained Earnings as of December 31, 2003	11,205,113	(552,420)	10,652,693	Effect of pension liabilities recognized as of December 31, 2003 (net of tax effect of nil)

In addition the Company made the following reclassifications to the 2004 financial statements to conform to the 2005 presentation:

Consolidated balance sheet as at December 31, 2004	As previously reported	Effect of reclassifications	As restated	Description of reclassifications
Unrealised gain on investments available-for-sale	-	800	800	Unrealized gain on available-for-sale investments was reclassified from Retained Earnings
Retained earnings	13,199,851	(800)	13,199,051	Unrealized gain on available-for-sale investments was reclassified to line Unrealised gain on investments available-for-sale
Deferred revenue	237,491	95,000	332,491	Deferred revenue reclassification from Other Non-current liabilities
Other non-current liabilities	95,313	(95,313)	-	Deferred revenue reclassification to Deferred revenues in amount 95,000; other reclassifications 313
Accounts payable, accrued expenses and advances received	2,592,453	313	2,592,766	Other reclassifications
Income tax payable	-	114,100	114,100	Reclassification of Income Tax payable from Other Taxes Payable

3. Summary of Significant Accounting Policies

3.1 Principles of Consolidation

The consolidated financial statements of the Company represent the financial statements of the Group of companies, i.e. the parent and its subsidiaries, presented as if the Company operated as a single economic entity.

Subsidiaries

Subsidiaries, which are those entities in which the Company has an interest of more than one half of the voting rights, or otherwise has power to exercise control over their operations, are consolidated. The Control is a power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Financials of all subsidiaries are included in the consolidated financial statement. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealized gains on transactions between Company companies are eliminated; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. In case of necessity, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Company.

Acquisition of Subsidiaries

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of purchase consideration over the fair value of the Company's share of identifiable net assets is recorded as goodwill. If the cost of the acquisition is less than the fair value of the Company's share of identifiable net assets of the subsidiary acquired the difference is recognized directly in the statement of operations.

Minority interest is the interest in subsidiaries not held by the Company. Minority interest at the balance sheet date represents the minority shareholders' portion of the fair value of the identifiable assets and liabilities of the subsidiary at the acquisition date and the minorities' portion of movements in equity since the date of the combination. Minority interest is presented within the shareholders' equity.

Losses allocated to minority interest do not exceed the minority interest in the equity of the subsidiary unless there is a binding obligation of the minority to fund the losses. All such losses are allocated to the Company.

Acquisition of Minority Interest in subsidiaries

The difference between the cost of the additional interest in a subsidiary and the minority interest's share of the assets and liabilities is reflected in the consolidated statement of shareholders' equity at the date of the purchase of the minority interest as a charge to retained earnings. The Company does not remeasure the assets and liabilities of the subsidiary to reflect their fair values at the date of the transaction.

3. Summary of Significant Accounting Policies (continued)

3.2 Investments in Associates

Associates are entities in which the Company generally has between 20% and 50% of the voting rights, or is otherwise able to exercise significant influence, but which it does not control or jointly control. Investments in associates are accounted for under the equity method and are initially recognized at cost, including goodwill. Subsequent changes in the carrying value reflect the post-acquisition changes in the Company's share of net assets of the associate. The Company's share of its associates' profits or losses is recognized in the statement of operations, and its share of movements in reserves is recognized in equity. However, when the Company's share of losses in an associate equals or exceeds its interest in the associate, the Company does not recognize further losses, unless the Company is obliged to make further payments to, or on behalf of, the associate.

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company's interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

3.3 Investments

The Company's investments are classified as either loans and receivables or available-for-sale investments, as appropriate. When investments are recognised initially, they are measured at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Company determines the classification of its investments upon initial recognition. All purchases and sales of investments are recognised on the settlement date, which is the date that the investment is delivered to or by the Company.

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. During the period the Company did not hold any investments in this category.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than:

(a) those that the entity intends to sell immediately or in the near term, which shall be classified as held for trading, and those that the entity upon initial recognition designates as at fair value through profit or loss;

(b) those that the entity upon initial recognition designates as available for sale; or

(c) those for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration, which shall be classified as available for sale.

Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

3. Summary of Significant Accounting Policies (continued)

3.3 Investments (continued)

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the other categories. After initial recognition available-for-sale investments are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the statement of operations. Reversals of impairment losses in respect of equity instruments are not recognised in the statement of operations. Impairment losses in respect of debt instruments are reversed through profit or loss if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the statement of operations.

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis.

3.4 Changes in Accounting Policies, Accounting Estimates and Errors

Change in accounting policies

The Company changes an accounting policy only if the change is required by a Standard or an Interpretation of IFRS or results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the Company's financial position, financial performance or cash flows.

The Company accounts for a change in accounting policy resulting from the initial application of a Standard or an Interpretation in accordance with the specific transitional provisions, if any, in that Standard or Interpretation.

Changes in accounting estimates

As a result of the uncertainties inherent in business activities, many items in financial statements cannot be measured with precision but can only be estimated. Estimation involves judgments based on the latest available, reliable information. An estimate may need revision if changes occur in the circumstances on which the estimate was based or as a result of new information or more experience.

When it is difficult to distinguish a change in an accounting policy from a change in an accounting estimate, the change is treated as a change in an accounting estimate. The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only or the period of the change and future periods, if the change affects both.

(in thousands roubles)

3. Summary of Significant Accounting Policies (continued)

3.4 Accounting Policies, Changes in Accounting Estimates and Errors (continued)

Prior Period Errors

The Company corrects material prior period errors retrospectively in the first set of financial statements authorized for issue after their discovery by restating the comparative amounts for the prior period presented in which the error occurred or if the error occurred before the earliest prior period presented, restating the opening balances of assets, liabilities and equity for the earliest prior period presented.

Prior period error is corrected by retrospective restatement except to the extent that it is impracticable to determine either the period-specific effects or the cumulative effect of the error.

3.5 Foreign Currency Transactions

The measurement and presentation currency of the Company is the Russian Rouble, which is the national currency of the Russian Federation. Transactions in foreign currencies are initially recorded in the measurement currency at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the measurement currency rate of exchange ruling at the balance sheet date. All resulting differences are taken to the consolidated statement of operations as foreign exchange gains (losses). Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction.

Assets and liabilities settled in Roubles but denominated in foreign currencies are recorded in the Company's consolidated financial statements using the same principles as for assets and liabilities denominated in foreign currencies.

The exchange rates as of December 31, 2005 and 2004 were as follows:

Currency	2005	2004
Russian Roubles per US dollar	**28.78**	27.75
Russian Roubles per Euro	**34.19**	37.81
Russian Roubles per Japanese yen	**0.25**	0.27

3.6. Property, Plant and Equipment

3.6.1 Property, plant and equipment

Property, plant and equipment are recorded at purchase or construction cost, excluding the costs of day-to-day servicing, less accumulated depreciation and accumulated impairment in value. For the property, plant and equipment acquired prior to January 1, 2003, fair values as at January 1, 2003 have been used as deemed cost (refer to Note 2) in accordance with the exemption provided in IFRS 1. The carrying values of that property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. Impairment losses are recognized in the statement of operations.

3. Summary of Significant Accounting Policies (continued)

3.6. Property, Plant and Equipment (continued)

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized, during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

Expenditure for continuing repairs and maintenance are charged to the statement of operations as incurred. Social assets are expensed on acquisition. Major renewals and improvements are capitalized, and the assets replaced are retired.

3.6.2 Depreciation and Useful Life

Depreciation is calculated on property, plant and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Buildings and Constructions	50 years
Analog switches	20 years
Digital switches	15 years
Other telecommunication equipment	10 years
Transportation equipment	5 years
Computers, office and other equipment	3 years
Land	not depreciated

The asset's residual values, useful lives and depreciation methods are reviewed, and adjusted as appropriate, at each financial year-end.

Depreciation of an asset begins when it is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale (or included in a disposal group that is classified as held for sale) in accordance with IFRS 5 and the date that the asset is derecognised.

The depreciation charge for a period is usually recognized in the statement of operations. However, sometimes, the future economic benefits embodied in an asset are absorbed in producing other assets. In this case, the depreciation charge constitutes part of the cost of the other asset and is included in its carrying amount.

The period of validity of the Company's operating licenses is significantly shorter than the useful lives used for depreciation of the cost of property, plant and equipment. Based on the Russian licensing legislation and prior experience, management believes that the operating licenses will be renewed without significant cost, which would allow the Company to realize the cost of its property, plant and equipment through normal operations.

3.6.3 Construction in Progress

Construction in progress is recorded as the total of actual expenditures incurred by the Company from the beginning of construction to the reporting date less any impairment in value.

3. Summary of Significant Accounting Policies (continued)

3.6. Property, Plant and Equipment (continued)

3.6.4 Assets received free of charge

Equipment transferred to the Company free of charge by its customers and other entities outside the privatization process is capitalized at market value at the date of transfer. A corresponding income is fully recognized in the statement of operations. In the case when transfers of equipment relate to the rendering of future services to the transferee the equipment is considered as deferred revenue which is recognised as income on the same basis that the equipment is depreciated.

Equipment contributions that will not generate any future economic benefit for the Company are not recognized.

3.7 Intangible Assets

3.7.1 Goodwill

Goodwill represents the excess of the cost of an acquisition over the net fair value of the Company's share of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary or associate at the date of acquisition. Goodwill on an acquisition of a subsidiary is included in intangible assets. Goodwill on an acquisition of an associate is included in the investments in associates. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.
Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Company are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Company at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Company's primary or the Company's secondary reporting format determined in accordance with IAS 14 "Segment Reporting".

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

An impairment loss recognized for goodwill is not reversed in a subsequent period.

3. Summary of Significant Accounting Policies (continued)

3.7 Intangible Assets (continued)

3.7.2 Licenses

Cost of licenses paid to Government for permission to provide telecommunication services within identifiable period of time is recognized as intangible assets. The Company recognizes cost of GSM licenses at fair value as at transition to IFRS date.

3.7.3 Software and Other Intangible Assets

Software and other intangible assets acquired separately are measured on initial recognition at cost. The cost of other intangible assets acquired in a business combination is their fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses.

3.7.4 Useful Life and Amortization of Intangible Assets

The Company assesses whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of, or number of production or similar units constituting, that useful life. An intangible asset is regarded by the entity as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

Intangible assets with finite lives are amortized over the useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

Amortization periods and methods for intangible assets with finite useful lives are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.

The cost of licenses and software is depreciated on a straight-line basis over the estimated useful life equal to the term of the licenses or the right to use the software. Useful life of other intangible assets is approximately 10 years.

Intangible assets with indefinite useful lives are not amortized, but tested for impairment annually either individually or at the cash-generating unit level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

3. Summary of Significant Accounting Policies (continued)

3.8 Borrowing Costs

The borrowing costs are capitalized by the Company as part of the cost of the asset when it is probable that they will result in future economic benefits to the entity and the costs are directly attributable to the acquisition, construction or production of a qualifying asset including construction in progress.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization on that asset is determined as the actual borrowing costs incurred on that borrowing during the period.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the entity that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalized during a period shall not exceed the amount of borrowing costs incurred during that period.

3.9 Leases

Leases where all the risks and rewards of ownership of the asset are transferred from lessor to lessee are classified as finance leases.

Leases where the lessor retains substantially all the risks and rewards of ownership of the asset are classified as operating leases.

3.9.1 Finance Leases

At the commencement of the lease term, or the date from which the lessee is entitled to exercise its right to use the leased asset, the Company recognizes finance leases as assets and liabilities in their balance sheets at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. At the commencement of the lease term, the asset and the liability for the future lease payments are recognized in the balance sheet at the same amounts except for any initial direct costs of the lessee that are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

The depreciation policy for depreciable leased assets is consistent with that for depreciable assets that are owned, and the depreciation recognized is calculated in accordance with the accounting policy of the Company applicable for depreciable and amortized assets. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

3. Summary of Significant Accounting Policies (continued)

3.9 Leases (continued)

3.9.2 Operating Leases

Operating lease payments are recognised as an expense in the statement of operations on a straight-line basis over the lease term.

3.10 Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost of inventory is determined on the weighted average basis. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

3.11 Advances Given

Advances given to acquire non-current assets are classified as non-current and considered non-monetary asset. Long-term advances given for operating activities are also classified as non-current asset.

3.12 Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets comprise cash and cash equivalents; an equity instrument of another entity; a contractual right to receive cash or another financial asset from another entity, or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favorable to the Company; or a contract that will or may be settled in the Company's own equity instruments and is a non-derivative for which the Company is or may be obliged to receive a variable number of the Company's own equity instruments, or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments. For this purpose the Company's own equity instruments do not include instruments that are themselves contracts for the future receipt or delivery of the Company's own equity instruments.

Financial liabilities include contractual obligations to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Company; or a contract that will or may be settled in the Company's own equity instruments and is a non-derivative for which the Company is or may be obliged to deliver a variable number of the Company's own equity instruments or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments. For this purpose the Company's own equity instruments do not include instruments that are themselves contracts for the future receipt or delivery of the entity's own equity instruments.

3. Summary of Significant Accounting Policies (continued)

3.12 Financial Instruments (continued)

The Company recognizes a financial asset or a financial liability on its balance sheet when, and only when, the Company becomes a party to the contractual provisions of the instrument.

When a financial asset or financial liability is recognized initially, the Company measures it at its fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

The Company classifies its financial assets and financial liabilities as current or non-current based on term of its maturity taking into account other factors that limit the Company's ability to realize assets within 12 months or existence of call options in financial liabilities valid within 12 months after the balance sheet date.

Financial asset is derecognised when the rights to receive cash flows from the asset expired or the Company transferred its rights to receive cash flows from the asset.

Financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

3.13 Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in the Company's bank accounts, as well as cash deposits and short-term investments with original maturities of three months or less.

3.14 Accounts Receivable and Provision for Bad Debt

Trade receivables, are recognized at original invoice amount less an allowance for any uncollectible amounts. Allowance is made when there is objective evidence that the Company will not be able to collect the debts.

Provision for impairment of receivables is created based on the historical pattern of collections of accounts receivable and specific analysis of recoverability of significant accounts.

Provision for impairment is also created for other accounts receivable except advances given based on the assessment of the Company's ability to collect the debts.

Provision for impairment is recognized in the statement of operations.

The carrying amount of current trade receivables is a reasonable approximation of their fair value.

The fair value of non-current trade receivable is calculated using the effective interest method.

3. Summary of Significant Accounting Policies (continued)

3.15 Non-current Assets Held for Sale and Discontinued Operations

A discontinued operation is a component of the Company that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations, is part of a single co-coordinated plan to dispose of a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

The Company classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use.

The Company measures a non-current asset (or disposal group) classified as held for sale at the lower of its carrying amount and fair value less costs to sell.

Immediately before the initial classification of the asset (or disposal group) as held for sale, the carrying amounts of the asset (or all the assets and liabilities in the group) are be measured in accordance with applicable IFRSs.

The Company presents and discloses information that enables users of the financial statements to evaluate the financial effects of discontinued operations and disposals of non-current assets (or disposal groups).

3.16 Troubled Debt Restructurings

A troubled debt restructuring occurs when the Company grants a concession to the debtor in the forms of modification of the terms of the debt, including the extension of the maturity date, change of payment schedule or reduction of the face amount of the debt, or in the form of transfer of the assets or an equity interest in the debtor in satisfaction of the debt. The Company recognized a loss in the amount of the difference between the fair value of the assets and/or equity interest received and the recorded amount of the receivable. This loss will be recognized in full in the period the restructuring takes place.

3.17 Loans Given

Loans given are recognized at the amortized cost, using the effective interest method less provision for impairment or uncollectibility. Loans given are recorded as the non-current assets unless the repayment is expected within 12 months after the balance sheet date.

3.18 Loans and Borrowings Received

Loans and Borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, borrowings are measured at amortised cost using the effective interest method; any difference between the fair value of the consideration received (net of transaction costs) and the redemption amount is recognised as an adjustment to interest expense over the period of the borrowings.

3. Summary of Significant Accounting Policies (continued)

3.19 Employee Benefits

3.19.1 Unified social tax

Under provisions of the Russian legislation, social contributions are made through a unified social tax ("UST") calculated by the Company by the application of a regressive rate (from 26% to 17%) to the annual gross remuneration of each employee. The Company allocates the UST to three social funds (state pension fund, social and medical insurance funds), where the rate of contributions to the pension fund vary from 20% to 14% depending on the annual gross salary of each employee.

The Company's contributions relating to the UST are expensed in the year to which they relate.

3.19.2 Current employment benefits

Wages and salaries paid to employees are recognized as expense in current period.

3.19.3 Other pension plans and post-employment benefits

Under collective bargaining agreements and internal regulations on additional pension benefits, the Company also provides additional benefits for its active and retired employees by using post-employment defined benefit plans. The majority of the Company's employees are eligible to participate under such post-employment benefit plans based upon a number of factors, including years of service, age, and compensation.

The Company determines the present value of the defined benefit obligation and the fair value of any plan assets on each reporting date separately for each plan. The obligations are valued by professionally qualified independent actuaries hired by the Company using the projected unit credit method. The assets of the defined benefit plans are valued by professionally qualified actuaries or independent appraisers.

Actuarial gains and losses are recognised as income or expense when the net cumulative unrecognised actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognised over the expected average remaining working lives of the employees participating in the plans.

Upon introduction of a new plan or improvement of an existing plan past service cost is recognized on a straight-line basis over the average period until the amended benefits become vested. To the extent that the benefits are already vested immediately, past service costs is immediately expensed.
Gains or losses on the curtailment or settlement of pension benefit obligations are recognized when the curtailment or settlement occurs.

3. Summary of Significant Accounting Policies (continued)

3.20 Income Taxes

Tax expense (tax income) is the aggregate amount included in the determination of profit or loss for the period in respect of current tax and deferred tax.

Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period determined in accordance with the rules established by the taxation authorities, upon which income taxes are payable (recoverable).

Current tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets and liabilities are calculated in respect of temporary differences using the liability method. Deferred income taxes are provided for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes, except where the deferred income tax arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the entity expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Any such previously recognized reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Deferred tax assets and liabilities are not discounted.

3. Summary of Significant Accounting Policies (continued)

3.21 Shareholders' Equity

3.21.1 Share capital

Ordinary shares and non-redeemable preference shares with discretionary dividends are both classified as equity.

3.21.2 Dividends

Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared at Shareholders' meeting before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorized for issue.

3.22 Minority Interest

Minority interest is the interest in subsidiaries not held by the Company. Minority interest at the balance sheet date represents the minority shareholders' portion of the fair values of identifiable assets and liabilities of the subsidiary at the acquisition date, and the minorities' portion of movements in net assets since the date of the combination. Minority interest is presented within equity, separately from the parent shareholders' equity.

3.23 Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Revenue is recognized in the amount of cash or cash equivalents received in the form of cash or receivable. However, when the inflow of cash or cash equivalents is deferred, the fair value of the consideration may be less than the nominal amount of cash received or receivable. When the arrangement effectively constitutes a financing transaction, the fair value of the consideration is determined by discounting all future receipts using an effective interest rate.

3. Summary of Significant Accounting Policies (continued)

3.23 Revenue Recognition (continued)

3.23.1 Revenue from customers

The Company categorizes the revenue sources in fourteen major categories:

1. Long distance calls - domestic;
2. Long distance calls - international;
3. Local telephone calls;
4. Installation and connecting fees;
5. Documentary services;
6. Cellular services;
7. Radio and TV broadcasting;
8. Data transfer and telematic services;
9. New services;
10. Rent of telephone channels;
11. Services for national operators;
12. Services for international operators;
13. Other telecommunications services;
14. Other revenues.

Long distance calls (domestic and international)

Revenues from long distance services depend on time of call, duration of call, destination of call, type of service used, subscriber category and the applied rate plan. Customers of the Company use the service via installed fixed telephone, as well the service could be accessed by means of pay-phone. The Company charges long distance fees on a per-minute basis. The Company recognizes revenues related to the long distance services in the period when the services are rendered.

Local telephone calls

Revenue from the local telephone services depends on the duration of the telephone connections and subscription fee, while time driven billing scheme is applied. If fixed payment scheme is applied then revenue depends on the subscription fee only. Customers of the Company use the service via installed fixed telephone, as well the service could be accessed by means of pay-phone. The Company recognizes revenues related to the monthly network fees for local services in the month the service is provided to the subscriber.

Installation and connection fees

Installation and connection fees for indefinite period contracts are paid by a combination of a fixed cash amount and by the contribution of fixed assets consisting of cable and duct, commonly referred to as the "last mile". Revenue received in the form of cash is recognized when the installation and connection are complete. For installation and connection fees paid in the form of fixed assets, revenue

is deferred and recognized as income on the same basis that the fixed assets are depreciated.

3. Summary of Significant Accounting Policies (continued)

3.23 Revenue Recognition (continued)

Documentary services

Revenues from telegraph services comprise fees for telegram transmissions and other wire line data transmission services. The Company recognizes revenues related to telegraph services in the period when the services are rendered.

Cellular services

Major revenues from cellular services arise from airtime services including local, intercity long distance and international long distance calls, subscription fees, value added services, outbound and inbound roaming. The Company recognizes revenues related to mobile telecommunications services in the period when the services are rendered.

Radio and TV broadcasting

The Company maintains a wireline radio broadcasting network. The revenues comprise monthly fees from subscribers and installation fees for wireline radio sets. The Company recognizes the revenues related to radio broadcasting in the period when the services are rendered.

Data transfer and telematics services

The Company recognizes revenues related to data transfer and telematics services in the period when the services are rendered.

New services

Major revenues from new services include internet services, ISDN, ADSL, IP-telephony, intelligent network services. The Company recognizes revenues related to new services in the period when the services are rendered.

Rent of telephone channels

Major revenues are recognized from the following services: rent of intercity and international, digital, analogue, and telegraph channels. The Company recognizes revenues from the rent of channels in the period when the services are rendered.

Services for national operators

Revenue from national service providers includes two different groups.

The first group of revenues represents services rendered to the Company's partners for termination of long-distance traffic of its operators-partners in the network of the Company.

3. Summary of Significant Accounting Policies (continued)

3.23 Revenue Recognition (continued)

The second group of revenues from national operators represents services rendered to interconnected telecom operators that transfer local, intercity and international traffic of their customers via network of the Company.

Major revenues are recognized from the services rendered to operators for transit of local, intercity and international traffic. Further, the Company generates revenue from interconnection to the network (one time fees), rent of channels, rent of equipment, data transfer and Internet services.

The Company recognizes revenues from national operators in the period when the services are rendered.

Services for international operators

The revenues represents services rendered to interconnected international telecom operators that transfer international traffic of their customers via network of the Company.

The Company recognizes revenues from national operators in the period when the services are rendered.

Other telecommunication services

Other telecommunication services primarily consist of revenues received by public switched telephone network (PSTN) stations from the rent of direct lines and local junctions, as well as subscription fees for wired-radio outlets. The Company recognizes revenues related to other services in the period when the services are rendered.

Other revenues

Other revenues primarily consist of revenues received from manufacturing of the telecommunication equipment and its technical support, transportation services, recreation services and sale of products and services provided by auxiliary units.

3.24 Barter Transactions

When goods or services are exchanged for goods or services which are of a similar nature and value, the exchange is not regarded as a transaction which generates revenue. When goods are sold or services are rendered in exchange for dissimilar goods or services, the exchange is regarded as a transaction which generates revenue. The revenue is measured at the fair value of the goods or services received, adjusted by the amount of any cash or cash equivalents transferred. When the fair value of the goods or services received cannot be measured reliably, the revenue is measured at the fair value of the goods or services given up, adjusted by the amount of any cash or cash equivalents transferred.

3. Summary of Significant Accounting Policies (continued)

3.25 Earnings per Share

The Company calculates basic earnings per share amounts for profit or loss attributable to equity holders of the parent entity and, if presented, profit or loss from continuing operations attributable to those equity holders. Basic earnings per share are calculated by dividing profit or loss attributable to equity holders of the parent entity (the numerator) by the weighted average number of shares outstanding (the denominator) during the period.

The Company's preference shares are considered participating equity instruments for the purpose of earnings per share calculations (see Note 28).

3.26 Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Where the Company expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

If the effect of time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

3.27 Contractual Commitments

Contractual commitments comprise legally binding trading or purchase agreements with stated amount, price and date or dates in the future.

The Company discloses significant contractual commitments in the Notes to the financial statements.

The asset or liability under contractual commitments are not recognized in the financial statement until any of the parties performs in accordance with the contract and until any of the party became legally liable to pay or entitled to receive the payment under the terms of the contract.

3. Summary of Significant Accounting Policies (continued)

3.28 Contingent Assets and Contingent Liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability. The Company does not recognize a contingent liability. A contingent liability is disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company. The Company does not recognize a contingent asset. A contingent asset is disclosed where an inflow of economic benefits is probable.

3.29 Segment Information

The Company provides fixed line and mobile telecommunication services. Management believes that the Company operates in one geographical segment on the territory of Povolzhie region of the Russian Federation.

3.30 Related Party Transactions

The Company defines the following terms to specify the related party: a party is related to the Company if:

1. directly, or indirectly through one or more intermediaries, the party controls, is controlled by, or is under common control with, the Company (this includes parents, subsidiaries and fellow subsidiaries), has an interest in the entity that gives it significant influence over the entity or has joint control over the entity;
2. the party is an associate (as defined in IAS 28 Investments in Associates) of the entity;
3. the party is a joint venture in which the entity is a venturer (see IAS 31 Interests in Joint Ventures);
4. the party is a member of the key management personnel of the entity or its parent;
5. the party is a close member of the family of any individual referred to in (1) or (4);
6. the party is an entity that is controlled, jointly controlled or significantly influenced by, or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in 4 or 5; or
7. the party is a post-employment benefit plan for the benefit of employees of the entity, or of any entity that is a related party of the entity.

Relationships between the parent and its subsidiaries and between subsidiaries themselves are not disclosed by the Company.

3. Summary of Significant Accounting Policies (continued)

3.31 Events After the Balance Sheet Date

The Company adjusts the amounts recognized in its financial statements to reflect adjusting events after the balance sheet date. Events that require an entity to adjust the amounts recognized in its financial statements are caused by favorable and unfavorable outcomes of conditions that existed at the balance sheet date and changes in management estimates subject to uncertainties which was used for accounting of a number of business activities.

If non-adjusting events after the balance sheet date are material, their nondisclosure could influence the economic decisions of users taken on the basis of the financial statements. Accordingly, the Company discloses the nature of the event and an estimate of its financial effect, or a statement that such an estimate cannot be made the following for each material category of non-adjusting event after the balance sheet date.

(in thousands roubles)

4. Segment Information

	2005 Fixed line	Mobile	Intercompany eliminations	Total for the Company
REVENUE				
Sales to third parties	20,944,518	2,811,715		23,756,233
Inter-segment sales	327,611	252,380	(579,991)	-
Total revenue	21,272,129	3,064,095	(579,991)	23,756,233
Segment result	3,863,545	856,724	-	4,720,269
Unallocated corporate expenses	-	-	-	-
Operating profit				4,720,269
Share of result of associates	20,713	-	-	20,713
Interest expense, net	(773,877)	(69,655)	-	(843,532)
Gain on sale of subsidiaries, associates and other investments				41,842
Foreign exchange gain, net	31,907	21,211	-	53,118
Income tax	(1,210,833)	(180,788)	-	(1,391,621)
Net profit				2,600,789
Assets and Liabilities				
Segment assets	31,945,120	5,009,427	(105,005)	36,849,542
Investments in associates	119,980	-	-	119,980
Consolidated total assets				36,969,522
Segment liabilities	(16,280,436)	(2,015,528)	105,005	(18,190,959)
Consolidated total liabilities				(18,190,959)
OTHER INFORMATION				
Capital expenditure	5,234,475	1,160,121		6,394,596
Depreciation and amortization	2,998,684	418,975		3,417,659
Other non-cash expenses (provision for impairment of receivables)	(2,170)	14,190		12,020
Obsolescence of inventory	2,874	-		2,874

(in thousands roubles)

4. Segment Information (continued)

	2004			
	Fixed line	Mobile	Intercompany eliminations	Total for the Company
REVENUE				
Sales to third parties	18,278,097	2,688,446		20,966,543
Inter-segment sales	350,122	48,231	(398,353)	-
Total revenue	18,628,219	2,736,677	(398,353)	20,966,543
Segment result	3,310,949	768,910	-	4,079,859
Unallocated corporate expenses				-
Operating profit				4,079,859
Share of result of associates	72,549	-	-	72,549
Interest expense, net	(579,662)	(64,296)	-	(643,958)
Gain on sale of subsidiaries, associates and other investments				88,144
Foreign exchange gain, net	(17,029)	2,738	-	(14,291)
Income tax	(999,316)	(167,941)	-	(1,167,257)
Net profit				2,415,046
Assets and Liabilities				
Segment assets	29,656,339	2,584,353	(69,826)	32,170,866
Investments in associates	110,096	-	-	110,096
Consolidated total assets				32,280,962
Segment liabilities	(13,984,872)	(1,644,596)	69,826	(15,559,642)
Consolidated total liabilities				(15,559,642)
OTHER INFORMATION				
Capital expenditure	6,938,434	1,054,559		7,992,993
Depreciation and amortization	2,279,741	304,934		2,584,675
Other non-cash expenses (provision for impairment of receivables)	583,118	16,535		599,653

36

Unallocated expenses, assets and liabilities are expenses, assets and liabilities that arise at the entity level and relate to the entity as a whole.

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables, and operating cash and exclude assets that relate to the Company as a whole. Segment liabilities primarily comprise operating liabilities, loans and leasing liabilities and exclude items pertaining to the Company as a whole.

Capital expenditure comprises additions to property, plant and equipment. Provisions relate only to those charges made against allocated assets.

Segments are comprised of separate legal entities who file separate tax returns. Accordingly, income tax expense was allocated to the segments in full.

(in thousands roubles)

5. Property, Plant and Equipment

	Land, buildings and constructions	Switches and transmission devices	Construction in progress and equipment for installation	Vehicles and other	Total
Cost					
At December 31, 2003	9,397,798	9,317,555	1,338,461	2,443,002	22,496,816
Additions	-	-	7,992,993	-	7,992,993
Additions due to acquisition of subsidiaries	-	7,481	-	-	7,481
Disposals	(95,410)	(75,126)	(10,296)	(61,804)	(242,636)
Disposals due to sale of subsidiaries	(72,800)	(96,262)	(40,322)	(10,059)	(219,443)
Transfers	3,038,062	3,439,274	(7,551,922)	1,074,586	-
At December 31, 2004	12,267,650	12,592,922	1,728,914	3,445,725	30,035,211
Additions	-	-	6,394,596	-	6,394,596
Additions due to acquisition of subsidiaries	-	55,208	11,703	-	66,911
Disposals	(89,997)	(87,605)	(61,738)	(21,295)	(260,635)
Disposals due to sale of subsidiaries	-	(997)	-	-	(997)
Transfers	2,257,164	3,332,994	(6,649,081)	1,058,923	-
At December 31, 2005	**14,434,817**	**15,892,522**	**1,424,394**	**4,483,353**	**36,235,086**
Accumulated Depreciation					
At December 31, 2003	(470,480)	(1,124,166)	-	(390,531)	(1,985,177)
Charge for the year	(551,538)	(1,444,350)	-	(526,022)	(2,521,910)
Charge due to acquisition of subsidiaries	-	-	-	-	-
Disposals	7,751	29,263	-	11,982	48,996
Disposals due to sale of subsidiaries	5,144	14,803	-	6,439	26,386
At December 31, 2004	(1,009,123)	(2,524,450)	-	(898,132)	(4,431,705)
Charge for the year	(747,223)	(1,840,913)	-	(729,854)	(3,317,990)
Charge due to acquisition of subsidiaries	-	-	-	-	-
Disposals	14,027	20,126	-	5,573	39,726
Disposals due to sale of subsidiaries	-	493	-	-	493
At December 31, 2005	**(1,742,319)**	**(4,344,744)**	**-**	**(1,622,413)**	**(7,709,476)**
Net book value as of December 31, 2003	8,927,318	8,193,389	1,338,461	2,052,471	20,511,639
Net book value as of December 31, 2004	11,258,527	10,068,472	1,728,914	2,547,593	25,603,506
Net book value as of December 31, 2005	**12,692,498**	**11,547,778**	**1,424,394**	**2,860,940**	**28,525,610**

The net book value of plant and equipment held under finance leases at December 31, 2005 and 2004 amounted to:

	2005	2004
Switches and transmission devices	1,592,034	1,614,447
Vehicles and other	60,114	41,457
Construction in progress and equipment for installation	31,935	4,683
Buildings and constructions	13,660	14,463
Total net book value of plant and equipment held under finance leases	**1,697,743**	**1,675,050**

Leased assets are pledged as security for the related finance lease obligations (see Note 19).

(in thousands roubles)

5. Property, Plant and Equipment (continued)

The net book value of property, plant and equipment, which were received on vendor financing terms, amounted as of December 31, 2005 to 1,383,052 (2004 – 1,503,318).

In 2005, the Company increased construction in progress by the amount of capitalized interest totaling 167,935 (2004 – 183,613). Capitalization rate in 2005 was 15% (2004 - 12%).

Bank borrowings are secured by properties with the carrying value as of December, 31 2005 of approximately 8,182,160 (2004 – 8,918,000) (see Note 18).

The Company did not own property plant, plant and equipment which were subject to joint ownership as of December 31, 2005 (2004 – 81,256).

6. Intangible Assets and Goodwill

	Goodwill	Licenses	Software	Other	Total
Cost					
At December 31, 2003	323,811	167,055	763,312	99,339	1,353,517
Additions	-	14,325	901,833	306	916,464
Additions due to acquisition of subsidiaries	1,286	-	19	-	1,305
Disposals	-	-	(2,557)	(120)	(2,677)
Disposals due to sale of subsidiaries	-	-	(202)	-	(202)
At December 31, 2004	325,097	181,380	1,662,405	99,525	2,268,407
Additions	-	4,340	631,724	463	636,527
Additions due to acquisition of subsidiaries	41,908	-	171	-	42,079
Disposals	-	(10)	(633)	(90)	(733)
Disposals due to sale of subsidiaries	-	-	(1)	-	(1)
At December 31, 2005	**367,005**	**185,710**	**2,293,666**	**99,898**	**2,946,279**
Accumulated amortization					
At December 31, 2003	-	(13,937)	(16,072)	(10,685)	(40,694)
Charge for the year	-	(17,490)	(32,294)	(12,981)	(62,765)
Charge due to acquisition of subsidiaries	-	-	-	-	
Disposals	-	-	2,495	12	2,507
Disposals due to sale of subsidiaries	-	-	13	-	13
At December 31, 2004	-	(31,427)	(45,858)	(23,654)	(100,939)
Charge for the year	-	(17,545)	(74,006)	(8,118)	(99,669)
Charge due to acquisition of subsidiaries	-	-	(140)	-	(140)
Disposals	-	-	84	-	84
At December 31, 2005	-	**(48,972)**	**(119,920)**	**(31,772)**	**(200,664)**
Net book value at December 31, 2003	323,811	153,118	747,240	88,654	1,312,823
Net book value at December 31, 2004	325,097	149,953	1,616,547	75,871	2,167,468
Net book value at December 31, 2005	**367,005**	**136,738**	**2,173,746**	**68,126**	**2,745,615**

39

(in thousands roubles)

6. Intangible Assets and Goodwill (continued)

Oracle E-Business Suite (OEBS)

As of December 31, 2005 software includes OEBS software with a gross book value of 1,121,410 (2004 – 845,558), including interest capitalized of 211,813 (2004 – 76,934). Capitalization rate in 2005 was 15% (2004 - 12%). In accordance with the supply contract, the Company acquired non-exclusive licenses for 13,029 users of E-business Suite 2003 Professional among other license applications.

The Company commenced the commercial operation of OEBS in relation to the module for accounting for non-current assets, the Release #1, in line with the pilot stage of the completion of the installation in Kirov and Head Office branches on December 30, 2005.

Full implementation of Oracle E-Business Suite software is expected to be completed by 2008.

The Company will commence amortizing the value of the mentioned software from the date of its implementation, proportionally to the quantity of licenses used, over the useful life of the licenses of 10 years.

Amdocs Billing Suite

As of December 31, 2005 software also includes Amdocs Billing Suite software with a gross book value of 715,442 (2004 – 645,579), including the discount from promissory notes capitalized totaling 31,088 (2004 – nil). The capitalization rate in 2005 was 6%. This software was purchased for the purpose of the implementation of unified automated settlements system. The project of implementation of the unified automated settlements system is expected to last 4-5 years.

Amdocs Billing Suite software was supplied in December 2004 by LLC IBM Eastern Europe/Asia, in exchange for zero coupon 18 promissory notes for the total amount of 755,662. Repayment of promissory notes issued is expected to be exercised by June 1, 2006.

The Company will commence amortizing this asset from the date of software implementation.

Licenses

As of December 31, 2005 licenses mainly included GSM 900 licenses with the net book value of 136,738 (2004 – 149,953). The Company measured GSM licenses at the date of transition to IFRS at fair value and used that fair value as deemed cost at that date. The remaining useful lives of licenses are approximately 7 years.

Amortization charge for 2005 in the amount of 99,669 (2004 – 62,765) was recorded in line Depreciation and Amortization of Consolidated Statement of Operations.

(in thousands roubles)

6. Intangible Assets and Goodwill (continued)

Impairment testing of goodwill

Goodwill acquired through business combinations has been allocated to the following cash-generating units for impairment testing:

- OJSC "Tatincom-T"
- CJSC "RTCOM"
- LLC "Nizhegorodsky teleservice"
- Other subsidiaries

The recoverable amounts of OJSC "Tatincom", CJSC "RTCOM" and LLC "Nizhegorodsky teleservice", other subsidiaries cash-generating units have been determined based on a value in use calculation using cash flow projections based on financial budgets approved by senior management covering a five-year period. Cash flows beyond the five-year period are extrapolated using a 0.5% growth rate (2004: 0.5%) that is the same as the long-term average growth rate for the above mentioned cash-generating units. The discount rate applied to cash flow projections is 16% (2004: 16%).

The following describes each key assumption applied by the management for cash flow projections to undertake impairment testing of goodwill:

- Budgeted gross margins – the basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budgeted year, increased for expected efficiency improvements;
- Bond rate – the yield on five-year Russian government Rouble-denominated bonds at the beginning of the budgeted year.

Carrying amount of goodwill allocated to each of the cash-generating units:

	Carrying amount of goodwill	
Subsidiary	**2005**	**2004**
OJSC "Tatincom"	**323,811**	323,811
CJSC "RTCOM"	**33,075**	-
LLC "Nizhegorodsky teleservice"	**8,833**	-
Other subsidiaries	**1,286**	1,286
Total	**367,005**	325,097

As of December 31, 2005 no impairment was identified by the Company after the testing of OJSC "Tatincom", CJSC "RTCOM" and LLC "Nizhegorodsky teleservice" and other subsidiaries for impairment.

Impairment test of intangible assets not yet available for use

The Company performed impairment tests of intangible assets not yet available for use. These assets represent cost of Oracle E-Business Suite and Amdocs Billing Suite totaling 1,836,852 at December 31, 2005 (as at December 31, 2004 – 1,491,137). As at December 31, 2005 no impairment was identified.

(in thousands roubles)

7. Consolidated Subsidiaries

The consolidated financial statements include the assets, liabilities and financial results of OJSC "VolgaTelecom" and its subsidiaries, whose main activity is provision of cellular and other telecommunication services. The subsidiaries are listed below:

Subsidiary	Main Activity	Ownership,%		Voting Shares	
		2005	2004	2005	2004
CJSC "Nizhegorodskaya Sotovaya svyaz" (NCC)	Cellular services (GSM-900)	**100**	100	**100**	100
CJSC "Tsifrovye Telecommunicatsii"	Local telephone network services	**100**	100	**100**	100
CJSC "Telesvyazinform"	Cable and air TV services	**100**	100	**100**	100
LLC Russian-American SP "Izhcom"	Data transmission and telematics services	**100**	100	**-**	-
LLC "Vyatka-Page"	Paging services	**91**	91	**-**	-
CJSC "Transsvyaz"	Local telephone network services	**80**	80	**80**	80
OJSC "Omrix"	Local telephone network services	**74**	74	**74**	74
CJSC "Ulianovsk –GSM"	Cellular services (GSM-900)	**60**	60	**60**	60
CJSC "Orenburg GSM"	Cellular services (GSM-900)	**51**	51	**51**	51
OJSC "Tatincom-T"	Cellular services (GSM-900)	**50+1 share**	50+1 share	**50+1 share**	50+1 share
CJSC "Narodny Telephone Saratov"	Cellular services (CDMA)	**50+1 share**	50+1 share	**50+1 share**	50+1 share
CJSC "Nizhegorodsky radiotelephone"	Local telephone network services	**50**	50	**50**	50
CJSC "Chery - Page"	Paging services	**50**	50	**50**	50
CJSC "RTCOM"	Cellular services	**100**	-	**100**	-
LLC "Nizhegorodsky teleservice"	Local telephone services	**100**	-	**-**	-
CJSC "Puls Radio Ioshkar-Ola"	Radio services	**-**	61	**-**	61
CJSC "Sotovaya svyaz Mordovii"	Cellular services (GSM-900)	**-**	60	**-**	60
LLC "RadioResonans"	Radio services	**-**	51	**-**	-

All the above companies are Russian legal entities registered in accordance with the Russian legislation, and have the same financial year as the Company.

On March 9, 2005 in accordance with the decision of the Board of Directors dated December 22, 2004 the Company acquired a 100% stake in CJSC "RTCOM" (8,248 ordinary shares) for 10,130. The subsidiary was purchased for the purpose of rendering cellular services in the Mordovia region as part of the Company's mobile business development program. Management believes that the fair value of CJSC "RTKOM" identifiable assets, liabilities and contingent liabilities as at the acquisition date approximated their book value.

In July 2005 the Company acquired a 100% stake in LLC "Nizhegorodsky teleservice" from LLC "Invekt" for 43,728. The subsidiary was purchased for the purpose of expansion of data transfer and telematic services rendered by the Company. Management believes that the fair value of LLC "Nizhegorodsky teleservice" identifiable assets, liabilities and contingent liabilities as at acquisition date approximated their book value.

(in thousands roubles)

7. Consolidated Subsidiaries (continued)

Management assigned the acquisition price for the 100% stake in CJSC "RTCOM" and 100% stake in LLC "Nizhegorodsky teleservice" as follows:

	CJSC "RTCOM"	LLC "Nizhegorodsky teleservice"	Total
Acquisition price	10,130	43,728	53,858
Transaction costs	-	-	-
Total paid	**10,130**	**43,728**	**53,858**
Assigned value of identifiable assets and liabilities:			
Property, plant and equipment, net	14,524	27,606	42,130
Intangible assets, net	-	38	38
Other Non-current Assets	925	608	1,533
Accounts receivable	4,002	4,455	8,457
Cash and cash equivalents	157	2,715	2,872
Other current assets	3,673	1,097	4,770
Current liabilities	(7,233)	(1,624)	(8,857)
Long-term liabilities	(38,993)	-	(38,993)
Total net assets	**(22,945)**	**34,895**	**11,950**
Company's share in acquired net assets	100%	100%	
Assigned value of acquired share in identifiable net assets	(22,945)	34,895	11,950
Amount of goodwill at December 31, 2005, net	**33,075**	**8,833**	**41,908**

Goodwill is mainly attributable to economic potential of the market assuming low regional penetration level as of the date of acquisition.

Profit (loss) of CJSC "RTCOM" and LLC "Nizhegorodsky teleservice" for 2005 year from the date of acquisition was (13,409) and 1,793 correspondingly. If the combination had taken place at the beginning of the year, the profit of the Company would have been 2,598,945 and revenue would have been 23,781,340.

Disposal of shares in subsidiaries for 2005 is presented below:

Name	**Main activity**	**Carrying amount of net assets disposed**	**Proceeds from sale**	**Sale/disposal of share in equity on the date of transaction, %**
CJSC "Puls Radio Ioshkar-Iola"	Radio services	601	1,682	61
CJSC "Sotovaya svyaz Mordovii"	Cellular services (GSM-900)	(3,906)	899	60
LLC "RadioResonans"	Radio services	14	807	51
Total			**3,388**	

Profit / loss on sale of shares in subsidiaries is presented in Note 26.

(in thousands roubles)

8. Investments in Associates

Investments in associates at December 31, 2005 and 2004 comprised the following:

		2005		2004	
Associate	**Activity**	**Voting shares**	**Carrying value**	**Voting shares**	**Carrying value**
CJSC "Samara Telecom"	Local telephone network services	**28%**	**96,925**	28%	77,695
OJSC "Telesot"	Local telephone network services	**-**	**-**	32%	10,248
ACB "S-Bank"	Banking services	**42%**	**19,178**	42%	16,596
Other	Cellular services	**40%**	**3,877**	40%-49%	5,557
Total			**119,980**		**110,096**

All the above companies are Russian legal entities registered in accordance with Russian legislation and have the same financial year as the Company.

The Company has investments in the following associates whose net assets were negative as of December 31, 2005 and 2004:

			Net assets as of December 31	
Name.	**Activity**	**Voting share, %**	**2005**	**2004**
CJSC "Saratov-Mobile"	Cellular services (AMPS)	50%	**(93,815)**	(75,537)
CJSC "Chuvashiya Mobile"	Cellular services (AMPS)	30%	**(19,054)**	(2,251)

The carrying value of investments in associates shown in these consolidated financial statements is equivalent to the Company's share in the net assets of the associated company, except for investments in CJSC "Saratov-Mobile", and CJSC "Chuvashiya Mobile". For these latter associates the carrying amounts of the investments were reduced to zero considering that such associates reported accumulated losses exceeding the cost of the respective investments.

Disposal of shares in associates for 2005 is presented below:

Associate	**Main activity**	**Carrying value of investment in associate**	**Sale/disposal of share in equity on the date of transaction, %**	**Proceeds from sale**
OJSC "Telesot"	Local telephone network services	10,829	32%	17,680
CJSC "Puls Radio"	Radio services	-	40%	280
Total		**10,829**		**17,960**

Gain/(loss) from sale of shares in associates is presented in Note 26.

(in thousands roubles)

8. Investments in Associates (continued)

Movement in investments in associates for the years ended December 31, 2005 and 2004 is presented below:

	2005	2004
Investments in associates at January 1	**110,096**	219,080
Share of income net of income tax, and of dividends received	**20,713**	72,549
Reclassifications of financial investments	**-**	(3,239)
Sale of associates	**(10,829)**	(178,294)
Investments in associates at December 31	**119,980**	110,096

Share of results of associates is presented net of income tax of 1,526.

The following table illustrates summarised financial information of the associates:

Associate	Voting shares	Assets	Liabilities	Revenues	Net income/(loss)
2005					
CJSC "Samara Telecom"	**28%**	**404, 853**	**(56,201)**	**254,413**	**69,176**
CJSC "Saratov-Mobile"	**50%**	**144, 787**	**(238,602)**	**121,642**	**(18,457)**
ACB "S-Bank"	**42%**	**199,003**	**(153,046)**	**9,945**	**6,187**
CJSC "Chuvashiya Mobile"	**30%**	**90,402**	**(109,456)**	**37,133**	**(16,803)**
2004					
CJSC "Samara Telecom"	28%	348,348	(68,870)	222,468	48,825
CJSC "Saratov-Mobile"	50%	140,376	(215,913)	74,800	(24,449)
ACB "S-Bank"	42%	159,630	(119,860)	15,177	(833)
CJSC "Chuvashiya Mobile"	30%	85,746	(87,997)	17,857	51,594
OJSC "Telesot"	32%	40,730	(9,101)	28,977	6,035

(in thousands roubles)

9. Long-term investments, net

As of December 31, 2005 and 2004, the Company's investments comprised the following:

	2005		2004	
Company	**Ownership interest**	**Carrying value**	**Ownership interest**	**Carrying value**
OJSC "Informtsionnye Tehnologii Svyazy" (OJSC "Svyazintech")	**13%**	**14,880**	-	-
CJSC "RusleasingSvyaz"	**7.3%**	**12,293**	7.3%	12,293
OJSC "AlfaBank" promissory	**-**	**2,583**	-	2,583
OJSC "Svyaz-bank"	**0.05%**	**3,987**	0.05%	3,987
OJSC "Sberbank RF"	**0.0003%**	**2,137**	0.0003%	803
CJSC "TeleRoss-Samara"	**10.0%**	**990**	10.0%	990
CJSC "Reg-time"	**17.0%**	**570**	17.0%	570
OJSC "Promstroybank"	**-**	**-**	0.7%	7,496
LLC "Raduga-poisk"	**-**	**-**	10.0%	3,079
OJSC "Ayar"	**-**	**-**	0.23%	443
"Union-Card"	**-**	**-**	15.0%	402
Other		**2,291**		1,803
Impairment provision		**(14,821)**		(23,197)
Total investment available-for-net		**24,910**		11,252

Management believes that the carrying amount of these investments approximates their fair values.

Purchase of share in OJSC "Informatsionnye Tehnologii Svyazy" (OJSC "Svyazintech")

In accordance with the resolution of the Company's Board of directors held on 14 February 2005 the Company acquired 13% of shares of OJSC "Svyazintech" for 19.5. In August 2005 the Company purchased additional newly issued 1,486,082 ordinary shares of OJSC "Svyazintech" for 14,861 in order to maintain its 13% share.

OJSC "Svyazintech" was established in 2005 for the implementation of Amdocs billing software in the companies of OJSC "Svyazinvest" Group (the parent company).

(in thousands roubles)

10. Long-term accounts receivable and other assets

As of December 31, 2005 and 2004 long-term accounts receivable and other assets comprised the following:

	2005	2004
Long-term accounts receivable	**5,083**	3,308
Long-term loans given to employees	**15,752**	18,283
Total	**20,835**	21,591

As of December 31, 2005 and 2004 long-term loans given to employees are accounted at amortized cost using the effective interest rate of 18% .

11. Long-Term Advances Given

As of December 31, 2005 and 2004 long-term advances given to suppliers of equipment comprised the following:

	2005	2004
Advances given for capital construction	**483,900**	183,505
Acquisition and implementation of Oracle E-Business Suite software (Note 6)	**124,429**	44,293
Implementation of Amdocs Billing Suite software (Note 6)	**140,726**	-
Total	**749,055**	227,798

12. Inventories

Inventories at December 31, 2005 and 2004 comprised the following:

	2005	2004
Cable, materials and spare parts for telecommunications equipment	**194,382**	361,082
Construction materials, fuels and instruments	**84,808**	231,832
Finished goods and goods for resale	**57,455**	49,050
Other inventories	**210,316**	217,645
Provision for inventory obsolescence	**(2,874)**	-
Total	**544,087**	859,609

Provision for inventory obsolescence is recorded as other operating expenses in the Consolidated Statement of Operations.

(in thousands roubles)

13. Accounts Receivable

Accounts receivable as of December 31, 2005 and 2004 comprised the following:

	2005	2004
Trade receivables – telecommunication services	**2,521,055**	2,449,797
Provision for impairment of receivables	**(1,225,044)**	(1,311,923)
Total	**1,296,011**	1,137,874

Accounts receivable for telecommunication services detailed by major customer groups were as follows:

	2005	2004
Residential customers	**934,046**	800,840
Corporate customers	**482,771**	406,215
Government customers	**146,781**	171,067
Tariff compensation from the state budget	**957,457**	1,071,675
Total	**2,521,055**	2,449,797

The Company invoices its governmental and corporate customers on a monthly basis. For residential customers the Company sends monthly payment requests and substantially relies upon these customers to remit payments based on the received payment requests. All customer payments are based upon tariffs, denominated in Roubles, in effect at the time the calls are made.

As of December 31, 2005 debt for tariff compensation from the state budget related to granting privileges to certain categories of subscribers amounted to 38% of total accounts receivable (2004 - 44%).

In 2005 the Company collected from federal budget accounts receivable for tariff compensation of 74,678.

The following summarizes the changes in the provision for impairment of trade and other receivables:

	2005	2004
Balance at January 1	**1,311,923**	760,531
Provision for the year	**12,020**	599,653
Trade receivables write-off	**(98,899)**	(44,681)
Provision disposal due to sale of subsidiary	**-**	(3,580)
Balance at December 31	**1,225,044**	1,311,923

The impairment loss for 2005 in the amount of 12,020 (2004 – 599,653) was recognized in the Consolidated Statement of Operations.

(in thousands roubles)

14. Other Current Assets

As of December 31, 2005 and 2004 other current assets comprised the following:

	2005	2004
VAT receivable	**856,914**	1,128,487
Accounts receivable for non-core activities	**259,085**	119,632
Deferred expenses	**151,866**	106,449
Prepayments and advance payments	**133,534**	151,638
Prepaid income tax	**38,813**	42,203
Other prepaid taxes	**20,346**	31,702
Settlements with personnel	**13,981**	23,286
Short-term loans given	**3,869**	3,743
Other	**99,249**	87,629
Total	**1,577,657**	1,694,769

15. Cash and Cash Equivalents

As of December 31, 2005 and 2004 cash and cash equivalents comprised the following:

	2005	2004
Cash at bank and on hand	**1,308,670**	422,003
Short-term deposits	**30,043**	182
Total cash and cash equivalents	**1,338,713**	422,185

Interest rate on short term deposits is 7.5% per annum.

16. Significant Non-Cash Transactions

In 2005 the Company received telecommunication equipment under leasing terms in the amount of 374,114 (2004 – 593,878).

Gross book value of property, plant and equipment, which were received on vendor financing terms in 2005, amounted to 423,372 (2004 – 400,849).

The Company received equipment contributions in 2005 in the amount of 13,266 (2004 – 12,166)

Non-cash transactions above have been excluded from the consolidated statement of cash flows.

(in thousands roubles)

17. Share Capital

The total number of outstanding shares comprises:

	Number of shares outstanding (thousands)	Par value	Carrying value
As at December 31, 2003	327,953	1,639,765	3,853,690
Preference	81,983	409,917	963,366
Ordinary	245,970	1,229,848	2,890,324
As at December 31, 2004	327,953	1,639,765	3,853,690
Preference	81,983	409,917	963,366
Ordinary	245,970	1,229,848	2,890,324
As at December 31, 2005	**327,953**	**1,639,765**	**3,853,690**

All shares have a par value of 5 Roubles. The difference between the total par value and the total carrying value of share capital represents the effects of inflation accumulated trough January 1, 2003.

The ordinary shareholders are entitled to one vote per share.

Preference shares give the holders the right to participate in general shareholders' meetings without voting rights except in instances where decisions are made in relation to re-organization and liquidation of the Company, and in relation to changes and amendments to the Company's charter which restrict the rights of preference shareholders. The preference shares have no rights of redemption or conversion but carry non-cumulative dividends per share of 10% of the Russian accounting net income for the year. If the Company fails to pay the above mentioned dividends, or has no profits in any year, the preferred shareholders have the right to vote in the general shareholders' meeting. Owners of the preferred shares have the right to participate in and vote on all issues within the competence of general meetings following the annual general meeting at which a decision not to pay (or to pay partially) dividends on preferred shares has been taken. Annual amount of dividends on preference shares may not be less than dividends on ordinary shares. The preference shareholders participate in earnings along with ordinary shareholders. Accordingly, the Company's preferred shares are considered participating equity instruments for the purpose of earnings per share calculations (refer to Note 28).

In case of liquidation, the property remaining after settlement with creditors, payment of preferred dividends and redemption of the par value of preferred shares is distributed among preferred and ordinary shareholders proportionately to the number of owned shares.

Distributable earnings of the parent company are limited to its retained earnings, as mandated by the statutory accounting rules. Statutory retained earnings of the Company as of December 31, 2005 and 2004 amounted to 10,764,020 and 8,890,265, respectively.

In accordance with the Russian legislation, dividends may only be declared to the shareholders of the Company from net income as shown in the Company's Russian statutory financial statements. The Company reported net income of 2,261,360 and 2,056,268 in its statutory financial statements in 2005 and 2004, respectively.

(in thousands roubles)

17. Share Capital (continued)

Dividends were declared in 2005 in respect of 2004 to holders of ordinary shares and preference shares of Rouble 1.3779 per ordinary share (2004 – Rouble 0.9186 per ordinary share) and Rouble 2.5082 per preference share (2004 –Rouble 2.4510 per preference share). See also Note 29.

In October 1997 the Company registered Level 1 American Depositary Receipts (ADR). Each ADR represents 2 shares of common stock of the Company.

The following table represents ADR registration for 2003-2005:

	ADR (quantity)	Ordinary Shares Equivalent (quantity)	Ordinary Shares %	Charter Capital %
December 31, 2003	12,757,592	25,515,184	10.37%	7.78%
Additions 2004	4,900,278	9,800,556	-	-
December 31, 2004	17,657,870	35,315,740	14.36%	10.77%
Additions 2005	4,536,988	9,073,976	-	-
December 31, 2005	**22,194,858**	**44,389,716**	**18.05%**	**13.54%**

Currently ADR are traded on the following stock markets:

Stock market	CUSIP(WKN)	ADR ticker	ISIN
Over-the-counter (OTC) market (USA)	928660109	VLGAY	
Frankfurt Stock Exchange (FSE)	910415	NZH	US9286601094
Berlin Stock Exchange (BerSE)	910415	NZH	US9286601094
Xetra	910415	NZH	US9286601094
Stuttgart Stock Exchange (SSE)	910415	NZH	US9286601094

The Company's shareholding structure as of December 31, 2005 was as follows:

	Ordinary shares		**Preference shares**		
	Number (thousands)	**%**	**Number (thousands)**	**%**	**Total**
OJSC "Svyazinvest"	124,634	50.67	-	-	124,634
Other legal entities	65,156	26.49	60,820	74.19	125,976
ADR holders	44,390	18.05			44,390
Individuals	11,790	4.79	21,163	25.81	32,953
Total	**245,970**	**100**	**81,983**	**100**	**327,953**

(in thousands roubles)

18. Borrowings

As of December 31, 2005 and 2004 borrowings comprised the following:

	Interest rate	Maturity date	2005	2004
Short-term borrowings				
Bank loans:				
Bank loans (Roubles)	10-17%	2006	**559,153**	2,522,522
Bank loans (US Dollars)	5%	2006	**-**	25,734
Bank loans (Euro)	6-8.5%	2006	**76,982**	168,743
Total bank loans			**636,135**	**2,716,999**
Accrued interest on bonds (Roubles)		2006	**45,210**	**57,328**
Vendor financing:				
Vendor financing (Roubles)	6-12.24%	2006	**1,089**	1,704
Vendor financing (US Dollars)	5.5-8%	2006	**61**	66
Vendor financing (Euro)	6.8-7,35%	2006	**1**	21,455
Vendor financing (Japanese yen)	5.91%	2006	**-**	3,755
Total vendor financing			**1,151**	**26,980**
Accrued interest on promissory notes (US Dollars)		2006	**1,245**	**-**
Total short-term borrowings			**683,741**	**2,801,307**
Long-term borrowings				
Bank loans:				
Bank loans (Roubles)	7-13.5%	2006-2009	**2,890,246**	3,578,169
Bank loans (Euro)	6.35-6.5%	2006-2009	**307,200**	178,586
Total bank loans			**3,197,446**	**3,756,755**
Bonds (Roubles)	8.6-14%	2006-2010	**6,262,076**	**1,000,000**
Vendor financing:				
Vendor financing (Roubles)	5.6-12.24%	2006-2007	**169,187**	260,206
Vendor financing (US Dollars)	5.5-8%	2006-2007	**141,158**	105,707
Vendor financing (Euro)	6.8-7.35%	2006-2007	**259,251**	251,152
Total vendor financing			**569,596**	**617,065**
Promissory notes (US Dollars)	5.97%	2006	**260,420**	**699,230**
Less: Current portion of long-term borrowings			(2,699,872)	(1,816,704)
Total long-term borrowings			7,589,666	4,256,346

(in thousands roubles)

18. Borrowings (continued)

As of December 31, 2005 short-term borrowings included interest payable in the amount of 162,284 (2004 – 171,477).

As of December 31, 2005 bank loans are secured by property, plant and equipment with the carrying value of approximately 8,182,160 (2004 – 8,918,000).

As of December 31, 2005, borrowings had the following maturity schedule:

Maturity date	Bank loans	Bonds	Vendor financing	Promissory notes	Total
2006	1,652,020	1,044,452	425,476	261,665	3,383,613
2007	757,411	-	106,710	-	864,121
2008	573,000	969,372	4,658	-	1,547,030
2009	851,150	2,152,295	6,199	-	3,009,644
2010 and after	-	2,141,167	27,704	-	2,168,871
Total	**3,833,581**	**6,307,286**	**570,747**	**261,665**	**10,973,279**

The Company's borrowings are denominated in the following currencies:

Currency	2005	2004
Russian Roubles	**9,926,961**	7,419,929
Euro	**643,434**	619,936
US dollars	**402,884**	830,737
Japanese yen	-	3,755
Total	**10,973,279**	**8,874,357**

The Company has not entered into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

Short-term borrowings

<u>Bank Loans</u>

Most of short-term borrowings denominated in Roubles represent bank loans received to finance working capital. Most of these loans are collateralized with telecommunications equipment.

AB Gazprombank CJSC

Short-term borrowings from Gazprombank mostly represent Rouble denominated loans received in 2005. The loans bear interest of 11-12%. As of December 31, 2005, the outstanding amount was 504,671. The loans are not secured.

OJSC Vneshtorgbank

In October 2005 the Company entered into a loan agreement with Vneshtorgbank. The total amount of 39,447 was outstanding as of December 31, 2005. The loan bears interest of 13% per annum. The loan is secured with property, plant and equipment valued at 79,472.

(in thousands roubles)

18. Borrowings (continued)

Long-term loans and borrowings

Bank Loans

OJSC Vnesheconombank

In 1995-1996, the Ministry of Finance of the Russian Federation provided long-term financing to the Company to purchase telecommunications equipment from various foreign vendors. Vnesheconombank acted as the agent on behalf of the Government of Russian Federation. At December 31, 2005 the outstanding amount of principal part of these loans was 111,142. The loans are denominated in EURO. The interest under these agreements is accrued at floating rate Plafond C, which in 2005 approximated 6.5 %, plus 2 % per annum. Interest payable as of December 31, 2005 included in short-term liabilities equaled to 75,316. The principle debt outstanding is presented as short-term part of long-term liabilities. The loan is not secured.

As described in Note 30 "Contingencies and operating risks" in July 2005 the Company received a claim for immediate repayment of outstanding amount overdue to the bank.

OJSC Sberbank

Long-term borrowings from Sberbank represent Rouble denominated loans received in 2004-2005. The loans mature in 2007-2009. The loans bear interest of 11.5-13%. As of December 31, 2005, the outstanding amount was 2,416,690. The loans are secured with property, plant and equipment valued at 4,799,608.

Foundation «Sozidanie»

Long-term borrowing from Foundation "Sozidanie" represents a Rouble denominated loan received in August 2005. The loan matures in July 2008. The loan agreement does not provide for interest payments thus the amount of liability as at December 31, 2005 was reported at the present value of future payments using a discount factor of 12.24%, which approximates a weighted average interest rate on the Company's similar interest bearing borrowings obtained in appropriate periods. The amount outstanding as of December 31, 2005 was 54,308. This loan is not secured.

OJSC ACB Svyazbank

Long-term borrowings from ACB Svyazbank mostly represent Rouble denominated loans received in 2005. The loans mature in 2007. The loans bear interest of 11-12%. As of December 31, 2005 the outstanding amount was 102,000. The loans are secured with property, plant and equipment valued at 159,036.

(in thousands roubles)

18. Borrowings (continued)

Long-term loans and borrowings (continued)

Bank Loans (continued)

OJSC AK Bars

In October 2003 the Company entered into a loan agreement with OJSC "AK Bars" totaling 185,000. The loan bears interest of 13% per annum. As of December 31, 2005 the outstanding amount was 108,096. This loan matures in October 2006. The loan is secured with property, plant and equipment valued at 314,995.

Banque Societé General Vostok CJSC

Borrowings from Societé General Vostok CJSC mostly represent euro denominated loans received in May 2005. The loans mature in September 2006. The loans bear interest of 6.35% per annum. As of December 31, 2005 the outstanding amount was 188,017. The loans are secured with property, plant and equipment valued at 415,877.

International Moscow Bank CJSC

In August 2004, the Company entered into a loan agreement with International Moscow Bank. The total amount of 72,000 was outstanding as of December 31, 2005. The loan bears interest of 13.5% per annum. The loan matures in August 2006. The loan is secured with property, plant and equipment valued at 196,869.

Bonds

In February 2003, the Company registered the issue of 1,000,000 interest-bearing bonds, series VT-1, par value of 1,000 Roubles each. The bonds have 12 quarterly coupons. Coupon effective interest rate is set at 13.98% per annum. The bonds mature in 1,096 days from the date of issue in February 2006.

In December 2005, the Company registered the issue of 3,000,000 interest-bearing bonds, series VT-2, par value of 1,000 Roubles each. The effective interest rate is set at 8.64% per annum. The bonds mature in 5 years from the date of issue in December 2010. These bonds do not provide put options.

In December 2005, the Company registered the issue of 2,300,000 interest-bearing bonds, series VT-3, par value of 1,000 Roubles each. The effective interest rate is set at 9% per annum. The bonds mature in 5 years from the date of issue in December 2010. These bonds do not provide put options.

Vendor financing

Alcatel

The Company's long-term liabilities to Alcatel represent amounts payable for the telecommunication equipment under contracts signed in 2004-2005 and totaling to 259,238. The amounts payable under these agreements are denominated in Euro. These agreements bear an effective interest rate of 6.37%. Equipment received under these agreements is pledged to the supplier until the final payment is made.

(in thousands roubles)

18. Borrowings (continued)

Long-term loans and borrowings (continued)

Vendor financing (continued)

BETO-Huawei

In 2004 the Company entered into several agreements with Beto-Huawei denominated in US Dollars, under which it delivered telecommunication equipment to the Company. These agreements bear an effective interest rate of 6.5%. The amount outstanding as of December 31, 2005 was 32,369. Equipment received under these agreements is pledged to the supplier until the final payment is made.

NPO ATS

In 2004-2005 the Company entered into several agreements with NPO ATS, under which it delivered telecommunication equipment to the Company. These agreements bear an effective interest rate of 6.5-12.24%. The amount outstanding as of December 31, 2005 was 25,432. Equipment received under these agreements is pledged to the supplier until the final payment is made.

ALSiTEK

In 2004-2005 the Company entered into several agreements with ALSiTEK, under which it delivered telecommunication equipment to the Company. These agreements bear an effective interest rate of 12.24%. The amount outstanding as of December 31, 2005 was 57,496. Equipment received under these agreements is pledged to the supplier until the final payment is made.

Metrosvyaz Limited

In April 1999 the Company entered into an agreement with Metrosvyaz Limited totaling 3,370,000 US dollars under which Metrosvyaz Limited delivered telecommunication equipment to the Company. This agreement bears an effective interest rate of 11%. The amount outstanding as of December 31, 2005 was 100,032. Equipment received under these agreements is pledged to the supplier until the final payment is made.

Promissory Notes

In December, 2004 the Company purchased Amdocs Billing Suite software from IBM Eastern Europe/Asia. In this connection the Company issued US dollar denominated promissory notes in the amount of 721,394. The outstanding amount of these notes as at December 31, 2005 was 260,420.

(in thousands roubles)

19. Finance Lease Obligations

The Company has finance lease contracts for telecommunication equipment. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments as of December 31, 2005 and 2004 are as follows:

	2005		2004	
	Minimum lease payments	**Present value of payments**	**Minimum lease payments**	**Present value of payments**
Current portion	**536,921**	**359,300**	531,944	345,720
2 to 5 years	**930,892**	**727,768**	934,075	698,769
Total minimum lease payments	**1,467,813**		1,466,019	
Less amounts representing finance charges	**(380,745)**	**-**	(421,530)	-
Present value of minimum lease payments	**1,087,068**	**1,087,068**	1,044,489	1,044,489

In 2005 and 2004, the Company's primary lessors were OJSC "RTC-Leasing" and LLC "Promsvyazleasing". In 2005, the effective interest rate on lease liabilities ranged from 16.03% to 36.36% per annum (2004 - 17.5% to 39% per annum).

OJSC "RTC-Leasing" purchases telecommunication equipment from domestic and foreign suppliers and provides such equipment to the Company under finance lease agreements. The Company's obligations under finance leases to OJSC "RTC-Leasing" as of December 31, 2005 amounted to 1,057,915 (2004 – 929,232). Further, the Company guarantees to OJSC "RTC-Leasing" obligations under these purchase agreements (refer to Note 30).

OJSC "RTC-Leasing" is entitled to adjust the lease payment schedule in the event of a change in certain economic conditions, in particular, a change in the refinancing rate of the Central Bank of the Russian Federation.

As of December 31, 2005 finance lease obligations denominated in foreign US dollars and Euro amounted to 38 and 67, respectively (2004 – 12,819 and nil, respectively).

20. Accounts Payable, Accrued Expenses and Advances Received

As of December 31, 2005 and 2004 accounts payable and other current liabilities comprised the following:

	2005	2004
Accounts payable for capital investments	894,119	1,285,607
Trade accounts payable	629,470	363,182
Advances received from subscribers	432,425	492,702
Salaries and wages	431,708	356,890
Other accounts payable	186,814	94,385
Total	**2,574,536**	**2,592,766**

Accounts payable for capital investments in the amount of 35,567 and 59,128 included in trade payables as of December 31, 2005 and 2004, respectively, are denominated in Euro.

(in thousands roubles)

21. Taxes Payable

As of December 31, 2005 and 2004, taxes payable comprised the following:

	2005	2004
Value-added tax	**630,331**	565,540
Property tax	**124,708**	102,282
Personal income tax	**16,161**	12,974
Unified social tax	**40,240**	45,789
Other taxes	**1,272**	4,365
Total	**812,712**	730,950

Included in value added tax payable is the amount of 406,898 (2004 – 374,786), which represents deferred value added tax, that is payable to the tax authorities when the underlying receivables are recovered or written off.

Starting January 1, 2006 amendments to the Tax Code relating to rules of determination of the taxable base were introduced. These are described in Note 34 "Subsequent Events".

22. Pensions and Other post-employment benefit plans

In addition to statutory pension benefits, the Company also contributes to post-employment benefit plans, which covers most of its employees.

The defined benefit pension plan provides old age retirement pension and disability pension. The plans provide for payment of retirement benefits starting from statutory retirement age, which is currently 55 for women and 60 for men. The benefits are based on a formula specific to each branch of the Company. According to the formula the benefits depend on a number of parameters, including the relative pay of participants and their length of service in the Company at retirement. The benefits do not vest until and are subject to the employee retiring from the Company on or after the above-mentioned ages.

Non-government pension fund Telecom-Soyuz, which is related to the Company (Note 32), maintains the defined benefit pension plan. The Company makes contributions to the pension fund in the amount set forth in the agreement with the pension fund.

The Company further provides other long-term employee benefits such as a death-in-service payments and lump-sum payment upon retirement of a defined benefit nature.

Additionally the Company provides financial support of a defined benefit nature to its old age and disabled pensioners.

As of December 31, 2005 there were 47,231 active participants to the defined benefit pension plan of the Company (as of December 31, 2004 – 49,215).

(in thousands roubles)

22. Pensions and Other post-employment benefit plans (continued)

As of December 31, 2005 and 2004 the net liabilities of defined benefit pension and other post-employment benefit plans comprised the following:

	2005	2004
Present value of defined benefit obligation	**2,043,424**	1,519,646
Fair value of plan assets	**(281,887)**	(220,960)
Present value of unfunded obligations	**1,761,537**	1,298,686
Unrecognized past service cost	**(682,801)**	(618,738)
Unrecognized actuarial (losses)/gains	**(251,344)**	29,486
Net pension liability in the balance sheet	**827,392**	**709,434**

As of December 31, 2005 management estimated employees' average remaining working life at 10 years (2004 - 10 years).

The amount of net expense for the defined benefit pension and other post-employment benefit plans recognized in 2005 and 2004 is as follows:

	2005	2004
Interest cost	**145,150**	124,364
Service cost	**84,283**	72,335
Expected return on plan assets	**(17,178)**	(14,751)
Actuarial gains/(losses)	**-**	-
Amortization of past service cost	**83,365**	74,362
Past service cost recognized in current year	**63,327**	-
Curtailment or final settlement effect	**21,552**	-
Net expense for the defined benefit pension plan	**380,499**	**256,310**

The movements in the net liability for defined benefit pension and other post-employment benefit plans in 2005 and 2004 are as follows:

	2005	2004
Net liability at January 1	**709,434**	552,420
Net expense for the year	**380,499**	256,310
Contributions	**(262,541)**	(99,296)
Net liability at December 31	**827,392**	**709,434**

(in thousands roubles)

22. Pensions and Other post-employment benefit plans (continued)

As of December 31, 2005 and 2004 the principle actuarial assumptions of defined benefit pension and other post-employment benefit plans were as follows:

	2005 Per annum	2004 Per annum
Discount rate	7%	9.18%
Expected return on plan assets	7.05%	9.33%
Future salary increases	8.15%	9.18%
Relative pay increase (career progression)	1%	1%
Rate used for calculation of annuity value	6%	6%
Increase in financial support benefits	5%	6%
Staff turnover	5%	5%
Mortality tables (source of information)	USSR 1985/86	Russia 1998

Movements in the net assets of defined benefit pension plans and other post-employment benefit during 2005 and 2004 were as follows:

	2005	2004
Fair value of plan assets at January 1	220,960	130,070
Actual return on plan assets	19,158	3,205
Employer contributions	262,541	99,296
Settlements	(175,220)	-
Benefits paid	(45,552)	(11,611)
Fair value of plan assets at December 31	281,887	220,960

During 2005 the Company introduced changes to the defined benefit pension plans, thus extending its liabilities under pension agreements. These additional benefits vested immediately.

Actual return on plan assets for 2005 was 10.4%.

As of December 31, 2005 assets of defined benefit pension and other post-employment benefit plans included shares of the Company which represented 0.04% of the total plan assets (as of December 31, 2004 – 0.15%).

(in thousands roubles)

23. Revenues

Revenues for the year ended December 31, 2005 and 2004 comprised the following:

By revenue types	2005	2004
Local telephone calls	**7,482,458**	5,493,216
Long distance telephone services – domestic	**6,147,983**	6,189,303
Cellular services	**2,945,721**	2,723,029
Installation and connection fees	**1,443,219**	1,487,088
New services	**1,253,933**	765,079
Revenues from national operators	**1,154,194**	1,128,805
Long distance telephone services – international	**787,839**	821,065
Radio and TV broadcasting	**501,134**	508,474
Rent of telephone channels	**388,615**	280,632
Data transfer and telematic services	**225,810**	186,985
Documentary services	**45,105**	60,778
Other telecommunications services	**746,478**	670,883
Other revenues	**633,744**	651,206
Total	**23,756,233**	20,966,543

Beginning from January 1, 2005 the Company changed the presentation in financial statements of local traffic (subscribers' calls of the operator on mobile telephone numbers is rated by operators as local telephone calls by local calls tariffs). Therefore, traffic in the amount of 221.8 mln. minutes which previously would have been presented as domestic long distance calls is presented as local telephone calls. The total amount of revenue reclassified from domestic long distance calls to local telephone calls amounted to 33.3 mln. Roubles.

The Company identifies revenue by the following major customer groups:

Customer groups	2005	2004
Residential customers	**12,886,110**	12,255,872
Corporate customers	**9,200,435**	7,143,513
Government customers	**1,669,688**	1,567,158
Total	**23,756,233**	20,966,543

(in thousands roubles)

24. Other Operating Expenses

Other operating expenses, net comprised the following:

	2005	2004
Lease of premises	**319,376**	179,934
Agency fees	**280,780**	203,140
Fire and other security services	**230,974**	192,079
Cost of goods sold	**199,437**	194,332
Universal service fund payments	**165,558**	-
Non-commercial partnership expenses (Note 32)	**162,232**	150,100
Advertising expenses	**130,655**	129,064
Audit and consulting fees	**90,930**	84,432
Charitable contributions	**80,822**	81,994
Insurance	**72,910**	85,048
Business travel expenses and representation costs	**71,851**	54,737
Bank services fees	**55,528**	47,574
Education expenses	**52,218**	43,725
Buildings maintenance	**50,608**	90,189
Auxiliary production services	**36,984**	30,243
Transportation services	**28,792**	29,550
Post services	**26,848**	11,570
Civil Defense	**8,133**	26,822
Payments to Gossvyaznadzor	**-**	104,313
Other expenses	**209,810**	271,298
Total	**2,274,446**	2,010,144

In 2005 the Company incurred an expense on payments to Universal service fund. These payments are prescribed by the Federal Law on Communications and Government Decree # 243 of April 21, 2005. Payments are calculated as 1.2% of the revenues from the telecommunication services less revenues from interconnection services. Related contingency is disclosed in Note 30.

Other expenses include expenses related to fines and penalties, social expenditure, billing and cash collection services and other operating expenses.

25. Interest Expense, net

Interest expense, net for the years ended December 31, 2005 and 2004 comprised the following:

	2005	2004
Interest income	**22,942**	9,825
Interest expense on loans	**(632,854)**	(408,095)
Interest expense accrued on finance leases	**(225,890)**	(216,075)
Interest expense on vendor financing	**(7,730)**	(29,613)
Total	**(843,532)**	(643,958)

(in thousands roubles)

26. Gain on Sale of Subsidiaries, Associates and Other Investments

Gain from sale of subsidiaries, associates and other investments for the years ended December 31 comprised the following:

	2005	2004
Gain on sale of CJSC "Samarasvyazinform"	**21,703**	-
Gain on sale of OJSC "Telesot"	**6,851**	-
Gain on sale of CJSC "Aktsionerny investitsionno-kommerchesky promyshlenno-stroitelny bank"	**5,329**	-
Gain on sale of CJSC "Sotovaya svyaz Mordovii"	**4,805**	-
Gain on sale of LLC "Udmurtskiye Sotovie Seti-450"	-	42,770
Gain on sale of CJSC "Sotel"	-	17,693
Gain on sale of LLC "Vyatskaya Sotovaya Svyaz"	-	12,452
Gain on sale of other investments	**2,044**	8,074
Other gain on investments	**1,110**	7,155
Total	**41,842**	88,144

27. Income Tax

Income tax charge for the years ended December 31, 2005 and 2004 comprised the following:

	2005	2004
Current income tax expense	**(1,073,611)**	(1,145,707)
Prior year income tax adjustments	**(5,776)**	22,709
Deferred tax expense	**(312,234)**	(44,259)
Total income tax for the year	**(1,391,621)**	(1,167,257)

A reconciliation of the theoretical tax charge to the actual income tax charge is as follows:

	2005	2004
Profit before income tax	**3,992,410**	3,582,303
Statutory income tax rate	**24%**	24%
Theoretical tax charge at statutory income tax rate	**(958,179)**	(859,753)
Increase (decrease) resulting from the effect of:		
Prior-year income tax adjustments	**(5,776)**	22,710
Non-taxable income	**30,054**	43,527
Non-deductible expenses	**(457,720)**	(373,741)
Total income tax charge for the year	**(1,391,621)**	**(1,167,257)**
Effective tax rate	**35%**	33%

(in thousands roubles)

27. Income Tax (continued)

The composition of deferred income tax assets and liabilities as of December 31, 2005 and 2004 was as follows:

	As at December 31, 2003	Origination and reversal of temporary differences	Sale of subsidiaries	As at December 31, 2004	Origination and reversal of temporary differences	As at December 31, 2005
Deferred tax assets						
Accounts payable and accrued liabilities	26,289	89,299	-	115,588	5,531	**121,119**
Accounts receivable	91,267	89,916	-	181,183	(111,690)	**69,493**
Loans and Borrowings	76,343	(18,767)	-	57,576	(28,152)	**29,424**
Finance Lease Obligations	19,786	(19,786)	-	-	26,547	**26,547**
Total deferred tax assets	213,685	140,662	-	354,347	(107,764)	**246,583**
Deferred tax liabilities						
Fixed Assets	(1,054,401)	(213,028)	4,475	(1,262,954)	(186,654)	**(1,449,608)**
Intangible assets	(52,974)	(17,806)	-	(70,780)	(24,403)	**(95,183)**
Inventories	(7,622)	(1,055)	-	(8,677)	8,164	**(513)**
Effect from investments valuation	(55,694)	50,189	-	(5,505)	(4,797)	**(10,302)**
Finance Lease	-	(3,220)	-	(3,220)	3,220	**-**
Total deferred tax liabilities	(1,170,691)	(184,920)	4,475	(1,351,136)	(204,470)	**(1,555,606)**
Deferred Tax Liabilities, net	(957,006)	(44,258)	4,475	(996,789)	(312,234)	**(1,309,023)**

In the context of the effective tax legislation, tax losses and current tax assets of the different companies may not be set off against current tax liabilities and taxable profits of other companies and, accordingly, taxes may accrue even where there is a net consolidated tax loss. Therefore, deferred tax asset of one company of the Company is not offset against deferred tax liability of another company.

Accordingly, the mentioned above differences were presented as follows in the balance as of December 31, 2005 and 2004:

	2005	2004
Deferred Tax Asset	**27,049**	24,814
Deferred Tax Liability	**(1,336,072)**	(1,021,603)
Deferred,tax liability, net	**(1,309,023)**	(996,789)

The movement in deferred tax asset for the years ended December 31, 2005 and 2004 was as follows:

	2005	2004
Deferred tax asset, at January 1	**24,814**	54,104
Deferred tax income (expense)	**2,235**	(29,290)
Deferred tax asset, at December 31	**27,049**	24,814

(in thousands roubles)

27. Income Tax (continued)

The movement in deferred tax liability for the years ended December 31, 2005 and 2004 was as follows:

	2005	2004
Deferred tax liability, at January 1	**(1,021,603)**	(1,011,110)
Deferred tax expense	**(314,469)**	(14,969)
Deferred tax liabilities of subsidiaries disposed	**-**	4,476
Deferred tax liability at December 31	**(1,336,072)**	(1,021,603)

28. Earnings per Share

Earnings per share are calculated by dividing the net income attributable to shareholders by the weighted average number of shares in issue during the period.

The calculation of basic and diluted earnings per preferred and ordinary share is presented below (earnings per share data is stated in Roubles):

	2005	2004
Profit for the year attributable to equity holders of the parent	2,562,060	2,321,983
Weighted average number of shares outstanding (thousands) (see Note 17)	327,953	327,953
Basic and diluted earnings per share attributable to equity holders of the parent, Russian Roubles	7.81	7.08

The Company has no dilutive potential ordinary shares; therefore, the diluted earnings per share equal basic earnings per share.

29. Dividends Declared for Distribution

Dividends declared in 2005 based on 2004 results:

Dividends on ordinary shares – 1.3779 Roubles per share	338,921
Dividends on preference shares – 2.5082 Roubles per share	205,631
Total	**544,552**

Dividends paid to shareholders are determined by the Board of Directors and declared and officially approved at the annual shareholders' meeting. Earnings available for dividends are limited to profits determined in accordance with the Russian statutory accounting regulations. Dividends are accrued in the year they are declared and approved.

30. Contingencies and Operating Risks

Operating Environment of the Company

The Russian economy while deemed to be of market status continues to display certain characteristics consistent with that of a market in transition. These characteristics include, but are not limited to, relatively high inflation and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The stability of the Russian economy will be significantly impacted by the government's policies and actions with regards to supervisory and legal reforms.

Legal system

The Russian legal system is characterized by (1) inconsistencies between and among laws, Presidential decrees, and Russian governmental, ministerial and local orders, decisions, and resolutions and other acts; (2) conflicting local, regional and federal rules and regulations; (3) the lack of judicial and administrative guidance on interpreting legislation; (4) the relative inexperience in legislation interpretation; and (5) a high degree of discretion on the part of governmental authorities.

Management is unable to estimate what developments may occur in respect of the Russian legal system or the resulting effect of any such developments on the Company's financial position or future results of operations.
In the nearest future the Company's activity could be subject to judicial reform factors. No adjustments related to these uncertainties were recognized in the consolidated statements.

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Company may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. It is not practical to determine the amount of unasserted claims that may manifest, if any, or the likelihood of any unfavourable outcome. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years proceeding the year of review. Under certain circumstances reviews may cover longer periods.

Claims of tax authorities

Management believes that the Company's tax liabilities for the current and preceding periods were properly calculated and presented in the financial statements in full. However, based on recent tax examinations of other entities of OJSC "Svyazinvest" Group, management believes, that there is a risk of receiving significant tax claims with respect to the matters, assuming varying interpretations of the tax regulations, in particular matters on settlements between operators for interconnection services. Management believes that the Company has appropriate arguments to litigate possible tax claims. Nevertheless, due to the absence of the established legal practices with respect to such claims legal proceedings currently are largely uncertain.

30. Contingencies and Operating Risks (continued)

Insurance Coverage

During 2005, the Company did not maintain insurance coverage on a significant part of its property, plant and equipment, business interruption losses, or third party liability in respect of property or environmental damage arising from accidents relating to the Company's property or the Company's operations. Until the Company obtains adequate insurance coverage, there is a risk that losses resulting from destruction of certain assets could have a material adverse effect on the Company's operations and financial position.

Legal Proceeding

In July 2005 the Ministry of Finance of the Russian Federation filed a claim against the Company demanding immediate repayment of debts outstanding to Vnesheconombank as of July 12, 2005 in the amount of 226,890 (6,637 thousand euro).

In addition, during the year the Company was involved in a number of court proceedings (both as a plaintiff and a defendant) arising in the ordinary course of business. In the opinion of management, except as described above, there are no current legal proceedings of other claims outstanding, which could have a material effect on the result of operations or financial position of the Company and which have not been accrued or disclosed in these consolidated financial statements.

Licenses

Substantially all of the Company's revenues are derived from operations conducted pursuant to licenses granted by the Russian Government. These licenses expire in various years ranging from 2006 to 2012. Suspension or termination of the Company's main licenses or any failure to renew any or all of these main licenses could have a material adverse effect on the financial position and operations of the Company.

The Company renewed these licenses on a regular basis in the past, and believes that it will be able to renew licenses without additional cost in the normal course of business.
The Government of the Russian Federation is in process of liberalization of telecommunications market for which additional licenses on providing DLD/ILD has been granted to a number of alternative operators. It is possible that the Company's future results of operations and cash flows could be materially affected by the increased competition in a particular period but the effect can not be currently determined.

(in thousands roubles)

30. Contingencies and Operating Risks (continued)

Licenses (continued)

The Decision of the Russian Government # 87 "On Endorsement of the list of the names of communication services entered in licenses and the lists of license terms" of February 18, 2005 (amended as at December 29, 2005 # 837) prescribed types of connection services that are to be included into licenses and list of licensing terms. Licensing terms defined in previously issued licenses are effective unless they contradict the current regulations. The Company considered significant effect of new requirements related to the interconnection settlements, traffic transmission and mobile services on current licensing terms for licenses issued prior to January 1, 2004 and in November 2005, the Company submitted to Federal Service for Communications Supervision (Rossvyaznadzor) its request for changes and amendments to the existing License for provision of local, intercity telecommunications services in order to bring the License terms in compliance with the requirements set by Governmental Decree # 87 dated February 18, 2005. All necessary amendments to the licenses were received.

Guarantees Issued

The Company mainly guaranteed credit line facilities provided by Sberbank to OJSC "RTC-Leasing", a lessor of telecommunication equipment, as of December 31, 2005 (Note 19). The total guarantees amounted to 2,241,045 (2004 – 1,308,567).

Universal service fund payments

Industry regulations effective as of December 31, 2005 did not provide clear guidance with respect to the method of calculation of the allocation to the fund that may lead to uncertainty in composition of the basis for such payments. Accordingly, there is a risk of incorrect calculation of the payments to this fund.

31. Contractual Commitments

Operating leases

The Company entered into office premises' lease agreements. These non-cancelable leases have remaining terms between 1 and 44 years.

As of December 31, 2005 and 2004 the future minimum lease payments under non-cancelable operating leases are presented in the aggregate and for each of the following periods:

	2005	**2004**
Current Portion	**45,348**	43,909
From 2 to 5 years	**16,213**	18,964
Over 5 years	**94,945**	91,293
Total	**156,506**	154,166

(in thousands roubles)

31. Contractual Commitments (continued)

Finance Leasing

In 2005 the Company entered into several finance leases with OJSC "RTC-Leasing". The equipment under these leases will be delivered in 2006. The cost of equipment acquired through these leases, inclusive of installation and other capitalizable services approximated to 684,043. The Company issued advances to the lessor under these agreements in the amount of 308,329 (see also Note 11).

Capital Investments

As of December 31, 2005 the Company has commitments for capital investments into modernization and expansion of its network in the amount of 40 (2004 – 109,794).

Acquisition of Intangible Assets

As of December 31, 2005 the Company has commitments for the purchase of intangible assets in the amount of 11,504 (2004 – 10,365).

32. Balances and Transactions with Related Parties

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

The nature of the related party relationships for those related parties with whom the Company entered into significant transactions or had significant balances outstanding at December 31, 2005 are detailed below.

Rendering Services

During the year ended December 31, 2005 and 2004 the Company rendered significant amount of services to the following related parties:

Related party	Relationship	Type of sales	Price determination method	2005	2004
OJSC "Rostelecom	Controlled by OJSC "Svyazinvest"	Telecommunication services	Arms' length terms	845,405	790,363
CJSC "Samara Telecom"	Associate company	Telecommunication services, rent of premises	Arms' length terms	32,832	33,375
LLC "Rossvyazinform"	Associate company	Logistics support	Arms' length terms	14,764	-
CJSC "Saratov Mobile"	Associate company	Telecommunication services	Arms' length terms	14,112	11,718
CJSC "Rostelegraph"	Controlled by OJSC "Svyazinvest"	Telecommunication services	Arms' length terms	6,885	51,470

(in thousands roubles)

32. Balances and Transactions with Related Parties (continued)

Purchases

During the year ended December 31, 2005 and 2004 the following related parties rendered significant amount of services to the Company:

Related party	Relationship	Type of sales	Price determination method	2005	2004
OJSC "Rostelecom	Controlled by OJSC "Svyazinvest"	Telecommunication services	Arms' length terms	1,939,383	1,905,283
NPF "Telecom - Souyuz"	Controlled by OJSC "Svyazinvest"	Pension plans	Arms' length terms	262,380	58,952
OJSC "RTKomm.RU"	Controlled by OJSC "Svyazinvest"	Telecommunication services	Arms' length terms	225,608	147,619
OJSC "Svyazinvest"	Parent company	Dividends paid	Based on decision of Shareholders' meeting	174,733	108,514
Non-commercial partnership "Center for Research of Problems in Development of Telecommunications"	Controlled by OJSC "Svyazinvest"	Agent agreement	Contracted price	162,093	150,110
CJSC "Samara - Telecom"	Associate company	Telecommunication services, rent of premises	Arms' length terms	10,891	6,474

Settlements with Related Parties

Accounts receivable

As of December 31, 2005 and 2004 significant balances of accounts receivable from related parties were as follows:

Related party	Relationship	Type of receivables	2005	2004
OJSC "Informatsionnye Tehnologii Svyazy" (OJSC "Svyazintech")	Controlled by OJSC "Svyazinvest"	Advances given for software implementation services	140,726	-
Non-commercial partnership "Center for Research of Problems in Development of Telecommunications"	Controlled by OJSC "Svyazinvest"	Agent agreement	104,562	44,375
OJSC AKB "Svyaz-Bank"	Associate company	Bank services	84,333	39,739
CJSC "Nizhegorodskiy radiotelephone"	Associate company	Rent of premises, transport services	8,180	4,507

Accounts payable:

As of December 31, 2005 and 2004 significant balances of accounts payable to related parties were as follows:

Related party	Relationship	Type of payables	2005	2004
OJSC "Rostelecom"	Controlled by OJSC "Svyazinvest"	Telecommunication services	108,146	110,817
OJSC "RTKomm.RU"	Controlled by OJSC "Svyazinvest"	Telecommunication services	4,327	2,986
CJSC "Rusleasingsvyaz"	Controlled by OJSC "Svyazinvest"	Leasing services	1,575	1,921
CJSC "Samara Telecom"	Associate company	Telecommunication services	825	834
CJSC "Rostelegraph"	Controlled by OJSC "Svyazinvest"	Telecommunication services	554	1,848
NPF "Doverie"	Associate company	Rent of premises	165	192
CJSC "Registrator - Svyaz"	Associate company	Maintenance of shareholders' register	123	-

32. Balances and Transactions with Related Parties (continued)

OJSC Svyazinvest

The Company's parent entity - OJSC "Svyazinvest" - was wholly owned by the Russian Government until July 1997 when the Government sold 25% plus one share of the Charter Capital of OJSC "Svyazinvest" to the private sector.

An effectively operating telecommunications and data transmission facility is of great importance to Russia for various reasons including economic, strategic and national security considerations. Consequently, the Government has and may be expected to continue to exercise significant influence over the operations of OJSC "Svyazinvest" and its subsidiary companies.

The Government's influence is not confined to its share holdings in OJSC "Svyazinvest". It has general authority to regulate tariffs, including domestic long distance tariffs. In addition, the Ministry of Information Technologies and Communications of the Russian Federation has control over the licensing of providers of telecommunications services.

OJSC Rostelecom

OJSC "Rostelecom", a majority owned subsidiary of OJSC "Svyazinvest", is the primary provider of domestic long distance and international telecommunications services in the Russian Federation. The annual expense associated with traffic carried by OJSC "Rostelecom" and terminated outside of the Company's network is stated as interconnection charges. Further, OJSC "Rostelecom" uses the Company's network to provide incoming long-distance and international traffic to its subscribers and partner operators. Changes in settlements with OJSC "Rostelecom" after January 1, 2006 are described in Note 34.

Transactions with Government Organizations

Government organizations are a significant element in the Company's customer base, purchasing services both directly through numerous authorities and indirectly through their affiliates. The Company also renders services to other state-owned entities. Certain entities financed by the Government budget are users of the Company's network. These entities are generally charged lower tariffs as approved by the Federal Antimonopoly Agency than those charged to other customers. In addition, the Government may by law require the Company to provide certain services to the Government in connection with national security and the detection of crime.

Article 47 of the Federal Law # 126-FZ "On Communications" came into force starting January 1, 2005. Provisions of this article changed previously established pattern of settlements with subscribers for privileges granted for communication services. Under the old pattern the Company issued invoices to the privileged subscribers net of the amount of privilege, which was subsequently reimbursed by the state budget. The new pattern assumes that privileged subscribers pay for the services rendered in full and further receive a reimbursement directly from the state budget.

41

(in thousands roubles)

32. Balances and Transactions with Related Parties (continued)

Transactions with Government Organizations (continued)

Government subscribers and tariff compensation accounted for approximately 44% of gross trade accounts receivable as of December 31, 2005 (2004 – 51%). Amounts outstanding from government subscribers and debt of social security organizations with regard to compensation of expenses related to granting privileges to certain category of subscribers, as of December 31, 2005 amounted to 1,104,238 (2004 – 1,242,742) (Note 13). Revenues from this category of subscribers are presented in Note 23.

Non-Commercial Partnership Centre for Research of Problems in Development of Telecommunications

Non-commercial partnership Centre for Research of the Problems in Development of Telecommunications (hereinafter "the Partnership") is an entity OJSC "Svyazinvest" controls through its subsidiaries. The Company is a member of the Partnership and has an agreement with it, under which it provides funding for industry research and common administrative activities on behalf of the Company and other subsidiary and associates of OJSC "Svyazinvest". Payments to the Partnership included in other operating expenses in the accompanying consolidated statement of operations for the year ended December 31, 2005 amounted to 162,232 (2004 – 150,100).

NPF Telecom-Soyuz

In 2005 the Company signed centralised pension agreements with NPF Telecom-Soyuz (see Note 22). OJSC "Svyazinvest" holds the majority in the Board of Directors of NPF Telecom-Soyuz ("the Fund"). Payments from the Company to the Fund in 2005 amounted to 262,541 (2004 – 99,296).

Compensation to Key Management Personnel

Key management personnel comprise members of the Management Board and the Board of Directors of the Company, totaling 20 and 27 persons as of December 31, 2005 and 2004, respectively. Total compensation to key management personnel included in "Wages, salaries, other employee benefits and payroll taxes" in the statement of operations amounted to 32,136 and 64,000 for the years ended December 31, 2005 and 2004, respectively, and consists of remuneration for management services.

33. Financial Instruments and risk management objectives and policies.

The Company's principal financial instruments comprise bank loans, finance leases and cash and short-term deposits. The main purpose of these instruments is to raise finance for the Company's operations. The Company has other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

(in thousands roubles)

33. Financial Instruments and risk management objectives and policies (continued)

Foreign Exchange Risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in the Company's statement of operations, balance sheet and/or cash flows. Foreign currency denominated liabilities (see Notes 18, 19 and 20) give rise to foreign exchange exposure.

The Company does not have arrangements to mitigate foreign exchange risks of the Company's operations.

As at December 31, 2005 the Company's liabilities in foreign currency were 1,081,990 (2004 – 1,526,375), including liabilities denominated in US dollars 402,922 (2004 – 843,556) and Euro and other currencies 679,068 (2004 – 682,819).

For the period from January 1, 2004 to December 31, 2005 exchange rate of the Russian Rouble to US Dollar decreased by approximately 2.3% and exchange rate of the Russian Rouble to Euro decreased by approximately 7.9%. Possible decrease in the exchange rate of the Russian Rouble may lead to an increase in the amount of the Company's borrowings, as well as will cause difficulties in attraction of funds including funds required for refinancing of the existing debt.

Interest Rate Risk

Interest rate risk is the risk that changes in market interest rates may negatively impact the Company's financial results.

The following table presents as of December 31, 2005 and 2004 the carrying amount by maturity of the Company's financial instruments that are exposed to interest rate risk:

As of December 31,2005:	**< 1 year**	**1–5 years**	**> 5 years**	**Total**
Fixed rate				
Short-term obligations	**602,246**	**-**	**-**	**602,246**
Long-term obligations	**2,588,730**	**7,581,625**	**-**	**10,170,355**
Finance lease obligations	**359,300**	**727,768**	**-**	**1,087,068**
Loans given	**15,752**	**-**	**-**	**15,752**
Short-term deposits	**30,043**	**-**	**-**	**30,043**
Floating rate				
Short-term obligations	**81,495**	**-**	**-**	**81,495**
Long-term obligations	**111,142**	**8,041**	**-**	**119,183**
As of December 31,2004:	**<1year**	**1-5years**	**>5years**	**Total**
Fixed rate				
Short-term obligations	2,601,606	-	-	2,601,606
Long-term obligations	1,704,430	4,206,288	20,288	5,931,006
Finance lease obligations	345,720	698,769	-	1,044,489
Loans given	18,283	-	-	18,283
Short-term deposits	182	-	-	182
Floating rate				
Short-term obligations	199,701	-	-	199,701
Long-term obligations	112,274	29,770	-	142,044

33. Financial Instruments and risk management objectives and policies (continued)

Interest Rate Risk (continued)

Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument. The other financial instruments of the Company that are not included into the above tables are non-interest bearing and are therefore not subject to interest rate risk.

The Company has no significant interest-bearing assets other than those presented above.

Credit Risk

Credit risk is the risk that a counter-party will fail to discharge an obligation and cause the Company to incur a financial loss.

Financial assets, which are potentially subject to credit risk, consist principally of trade receivables. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to credit risk. The Company has no significant concentrations of credit risk due to significance of the client base and regular monitoring procedures over customers' and other debtors' ability to pay debts. A part of accounts receivable is represented by debts of state and other non-commercial organizations. Recovery of these debts is influenced by political and economic factors, however, management believes that as of December 31, 2005 there is no significant risk of loss to the Company beyond the provision already recorded.

The Company places cash on bank accounts in a number of Russian commercial financial institutions. Insurance of bank accounts is not provided by financial institutions operating in Russia. To manage credit risk the Company places cash in different financial institutions, and the Company's management analyzes risk of default of these financial institutions on a regular basis.

74

(in thousands roubles)

33. Financial Instruments and risk management objectives and policies (continued)

Fair Value (continued)

Fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction (except for forced sale or liquidation). Market prices are considered to be the best evidence of fair value.

Set out below is the comparison by category of carrying amounts and fair values of all of the Company's financial instruments:

	2005		2004	
Financial instruments	**Carrying Amount**	**Fair Value**	**Carrying Amount**	**Fair Value**
Financial Assets				
Investments in associates	119,980	119,980	110,096	110,096
Long-term investments available for sale	24,910	24,910	11,252	11,252
Long-term accounts receivable	5,083	5,083	3,308	3,308
Long-term borrowings given	15,752	15,752	18,283	18,283
Accounts receivable	1,296,011	1,296,011	1,137,874	1,137,874
Cash and cash equivalents	1,338,713	1,338,713	422,185	422,185
Total	2,800,449	2,800,449	1,702,998	1,702,998
Financial Liabilities				
Long-term bank loans	2,181,562	2,181,562	2,845,231	2,845,231
Long-term bonds	5,262,833	5,262,833	1,000,000	1,052,000
Long-term promissory notes	-	-	240,465	240,465
Long-term suppliers' credits	145,271	145,271	170,650	170,651
Long-term finance lease obligations	727,768	727,768	698,769	698,769
Accounts payable	3,571,889	3,571,889	3,548,781	3,548,781
Short-term bank loans	636,135	636,135	2,716,999	2,716,999
Short-term bonds	45,210	45,210	57,328	57,328
Short-term promissory notes	1,245	1,245	-	-
Short-term suppliers' credits	1,151	1,151	26,980	26,980
Current portion of long-term bank loans	1,015,884	1,015,884	911,524	911,524
Current portion of long-term bonds	999,243	1,007,243	-	-
Current portion of long-term promissory notes	260,420	260,420	458,765	458,765
Current portion of long-term suppliers' credits	424,325	424,325	446,415	446,415
Current portion of long-term finance lease obligations	359,300	359,300	345,720	345,720
Total	15,632,236	15,640,236	13,467,627	13,519,627

(in thousands roubles)

34. Subsequent Events

New provisions of the Federal Law on Communications

The legislative framework for the reform of the Russian telecommunications industry is the Federal Law on Communications of 2004. To implement the Federal Law on Communications, the Russian Government approved new rules and regulations for the interconnection and interaction of telecommunications networks, for the provision of local, intra-regional, DLD, and ILD telephone services, and other regulations for the provision of long-distance services, including licensing requirements for telecommunications operators. The transition to the new system of interaction on January 1, 2006 stems from these new requirements under Russian legislation.

New regulations required in pursuance of the Federal Law on Communications come into force starting January 1, 2006:

1. Decision of the government of the Russian federation no. 161 of March 28, 2005 on endorsing the Rules for connecting electric communication networks and for their interaction (with Amendments and Addenda of June 30, December 29, 2005)
2. Decision of the government of the Russian federation no. 310 of May 18, 2005 on the approval of Rules for Rendering Services of Local, Intra-Zone, Inter-City and International Telephone Communication (approved by Decision of the Government of the Russian Federation No. 310 of May 18, 2005) (with the Amendments and Additions of June 30, December 29, 2005).
3. Decision of the government of the Russian federation no. 242 of April 21, 2005 on the approval of the Rules for state regulation of tariffs on universal communications services (with the amendments and additions of October 24, 2005)
4. Order of the Ministry of Communications no. 97 of August 8, 2005 on Approval of the requirements to public switched telephone networks.
5. Order of the Ministry of Communications no. 98 of August 8, 2005 on Approval of the requirements to traffic transmission in public switched telephone networks.

Changes in settlements with OJSC "Rostelecom" in 2006

Prior to January 1, 2006 the Company, in accordance with the terms of its Addendum #1 to license for telecommunication services, rendered domestic long-distance (DLD) and international long-distance (ILD) services ("long-distance services") to its customers. Revenues and receivables from rendering of the services were recognized as the Company's revenues and receivables.

Under the previous system of interaction with operators, OJSC "Rostelecom" provided long-distance traffic transit services to the Company. The Company independently billed for long-distance services provided to its local network subscribers through its own subscriber billing systems. The Company settled with Rostelecom for long-distance call transit and termination services, and Rostelecom, in turn, paid the Company for call termination services. The Company performed settlements for international telecommunications services with subscribers by tariffs, set by OJSC "Rostelecom", and settlements for intercity telecommunications services by tariffs, set by the Federal Antimonopoly Agency.

34. Subsequent Events (continued)

Changes in settlements with OJSC "Rostelecom" in 2006 (continued)

Starting from 2006 the settlements between the Company and OJSC "Rostelecom" change. Domestic long-distance (DLD) and international long-distance (ILD) services will be rendered by OJSC "Rostelecom". Revenues and receivables from rendering of the services will be recognized as OJSC "Rostelecom" revenues and receivables.

The Company and OJSC "Rostelecom" signed an agreement for the year 2006 combining elements as of an agency agreement as well as of a service contract, according to which the Company undertakes rendering the following services to OJSC "Rostelecom":

- Subscriber orders' processing services for access to intercity and international telecommunications services provided through the direct and delay operations.
- Billing processing services for intercity and international telecommunications services.
- Preparation, formation and storage of necessary data and reports;
- Agency services on collection of payments from subscribers and on call center support in the name and on behalf of OJSC "Rostelecom".
- Claims administration, documents delivery.

In addition to the above mentioned contract the parties signed the agreement on network interconnections, under which the Company provides OJSC "Rostelecom" the services on traffic transmission and OJSC "Rostelecom" provides the Company connection services.

To comply with the new regulatory requirements, the Company must fulfill a number of conditions, including:

- technical conformity of its network to requirements set for DLD and ILD communication networks, including availability of interconnection points to its network in every federal administrative region of the Russian Federation; and
- operational readiness to provide long-distance services to any local network subscriber.

Fulfillment of these requirements would not lead to additional capital expenditure of the Company as major necessary capital expenditure was made in 2005.

Changes in settlements with interconnected operators

New legislative pronouncements effective January 1, 2006 significantly changed the scheme of settlements with interconnected operators.

Prior to January 1, 2006 settlements for interconnection services with the operators for local telephone services were of unilateral nature, and for intra-regional, DLD, and ILD telephone services interconnected operators received a part of the revenues from such services depending on the degree of their participation in the provision of a service.

Starting from January 1, 2006 settlements are of a mutual nature and consist of the following:

- point of connection set up;
- user fee for point of connection;
- fee per minute of traffic submitted through the network.

(in thousands roubles)

34. Subsequent Events (continued)

Changes in settlements with interconnected operators (continued)

The changes will result in additional revenues from interconnection and traffic transmission as well as in additional costs related to payments to these operators for connection points set up, user fee and traffic transmission in the operators' network.

In order to meet the requirements of the new pattern of settlements the Company will incur additional capital expenditure. In first quarter of 2006 such expenditure amount to 84,000.

As of the beginning of April, 2006 the Company signed agreements of interconnection and traffic transmission with OJSC Rostelecom and OJSC Multiregional Transit-Telecom.

Currently the Company is undertaking the necessary renegotiation procedures with interconnection operators. The Company expects to finalize these procedures in June 2006.

Interconnection services are currently included into services regulated by the Government. As a consequence the interconnection fee, including the profitability level, is to be prescribed by the regulating body.

Significant Operator

In accordance with Order of the Federal Service for Communications Supervision (Rossvyaznadzor) no. 39 on October 21, 2005, no. 40 and 31 on October 24, 2005 and no. 52 on December 22, 2005 the Company is included into the Register of Communications services operators occupying an important position in the general-use communications network (Significant Operator).

An operator occupying an important position in the general-use communications network, is obliged to establish, for the purposes of ensuring indiscriminate access to the market of communications services under similar circumstances, equal conditions for connecting telecommunications networks and for letting through traffic for communications operators rendering similar services, as well as to supply information and to render connection services and the services involved in letting through the traffic to these operators under the same terms and of the same standard, like for his own structural subdivisions and/or for the affiliated persons.
An operator occupying an important position in the general-use communications network on the territories of several subjects of the Russian Federation shall establish the terms for connecting telecommunications networks and for letting through traffic separately on the territory of each subject of the Russian Federation.

The refusal of an operator occupying an important position in the general-use communications network to conclude a contract for connecting telecommunications networks is seen as inadmissible, with the exception of cases when the connection of the telecommunications networks and their interaction contradict the terms of the licenses issued to communications operators, or the legal normative acts determining the construction and the functioning of the uniform telecommunications network of the Russian Federation.

34. Subsequent Events (continued)

Significant Operator(continued)

Prices for connection services and for services involved in letting through traffic rendered by operators occupying an important place in the general-use communications network are subject to state regulation. The list of connection services and services for letting through the traffic, the prices for which are subject to state regulation, as well as the procedure for their regulation, are established by the Government of the Russian Federation.

Rendering of Universal telecommunication service

Universal communication service is the communication service whose rendering to any user of communication service on the entire territory of the Russian Federation within a fixed term, of the established standard and at a reasonable price is obligatory for operators of the universal servicing. This service is to be rendered by operators of universal servicing who are selected in accordance with the results of a tender or are appointed in accordance with the Federal Law for every subject of the Russian Federation.

Tender for provision of telecommunication services in Povolzhie Federal District is scheduled for July-September, 2006. The Company intends to participate in this competition for provision of universal service. The Company intends to additionally appropriate the funds necessary for provision of the service.

If there are no applications for taking part in the competition, or if it is impossible to identify the winner, rendering of universal communications service shall be imposed by the Government of the Russian Federation at the presentation of the federal executive power body in the sphere of communications upon the Company as an operator occupying an important position in the general-use communications network. The Company, as the operator occupying an important position in the general-use communications network has no right to refuse the duty involved in rendering universal communications services imposed upon him.

Cancellation of charges for incoming calls

In March 2006 an amendment to the Federal Law on Communication was approved by the President. According to this amendment effective July 1s, 2006 the subscriber will not pay for a telephone connection established as a result of a call by another subscriber, except for the cases specifically mentioned in the Federal Law on Communication.

This change would mainly affect the settlements between the Company and mobile network operators.

Starting from the enforcement of this amendment the Federal Service on Tariffs will set tariffs for intra-regional services between the Company as a significant operator and mobile network operators. Subsequent to that the Company would renegotiate the agreements with these operators.

The Company envisages increase in revenues from intra-regional services in the second half of 2006 and increase in costs related to calls termination on mobile networks.

(in thousands roubles)

34. Subsequent Events (continued)

Tariffs for telecommunication services

Under Decree of the Government of the Russian Federation # 627 dated October 19, 2005 settlement rates (including rates for call origination, termination, and transit) for operators occupying a significant position in the public communications network (significant operators) are regulated by the Federal Service for Communications Supervision (Rossvyaznadzor) under the supervision of the Federal Tariff Service (FST) in accordance with the Federal Law on Natural Monopolies.

In November 2005 the Company submitted its proposed tariffs to Rossvyaznadzor for approval. The tariffs were determined based on the 2005 rates. Owing to the absence of unified methodology on determination of economically justifiable costs the tariffs were not approved by the supervising body. Prior to setting such tariffs by the Federal Service for Communications Supervision the Company is allowed to determine these tariffs independently.

In December 2005 the Federal Service for Communications Supervision determined the amount of the compensation surcharge to be included in rates for call origination services provided by the Company as a significant operator. The surcharge is set at 0.54 Roubles per minute and is effective starting January 1, 2006. The compensation surcharge is supposed to cover the difference between an operator's income and economically justified costs in providing local and intra-regional communication services.

Impact of new rules for rendering of telecommunication services on financial statements

The Company's management expects that new rules of provision of telecommunication services will influence both revenues and expenses of the Company, however, the Company cannot reliably measure the effect of such changes on the financial position and financial results of the Company.

Value Added Tax

Federal Law No. 119-FZ dated July 22, 2005, introduced amendments to the Tax Code effective January 1, 2006. According to these amended provisions VAT taxable base on sales of goods (rendering of services) is determined at the earliest of:

- date of goods (services) shipment (rendering);
- date of payment (partial payment) for subsequent delivery of goods (services), transfer of rights of ownership.

(in thousands roubles)

34. Subsequent Events (continued)

Purchase of share in OJSC "National television company "Zvezda"

In January 2006 the Company purchases 352 ordinary shares of OJSC "National television company "Zvezda" for 47,681. The purchase was approved by the Board of Directors decision dated January 19, 2006. Total share of the Company in the investee amounted to 1.668%.

The majority shareholder of OJSC "Zvezda" is LLC "NTK "Zvezda", who owns 95% of its ordinary shares. 55% share of LLC "NTK "Zvezda" belongs to the Federal governmental institution "National television and broadcasting studio" of the Ministry of Defense.

Dividends

The Board of Directors of the Company proposed the following distribution of profits to the Annual Shareholders' meeting to be held on June 26, 2006:

Dividends for 2005 proposed for approval

Dividends on ordinary shares – 1.4744 Roubles per share	362,646
Dividends on preference shares – 2.7583 Roubles per share	226,136
Total	**588,782**

Employee Redundancy Program

In accordance with the Employee Redundancy Program approved by the Company's Management Board on December 2, 2005 the Company dismissed 1,470 employees paying compensations totaling 12,848 between December 31, 2005 and the date of the authorisation of these financial statements for the issue.

Bonds issue

On April 3, 2006 the Board of Directors approved the issue of 3,000,000 interest-bearing bonds, par value 1,000 Roubles each. The bonds have 28 quarterly coupons. Coupon payments are made on each 91 day starting from the date of placement. The interest rate will be determined based on tender that will be held as at the date of placement. The bonds mature as follows: 20% of par value on 1,820th day, 20% of par value on 2,002nd day, 20% of par value on 2,184th day, 20% of par value on 2,366th day, and 20% of par value on 2,548th day starting from the date of issue.

Consolidation of cellular subsidiaries

On March 15, 2006 the Board of Directors approved the Strategy of Development for Cellular Segment of the Company. According to this strategy the Company intends to merge its cellular subsidiaries on the basis of its major subsidiary – CJSC "Nizhegorodskaya Sotovaya Svyaz" – and create a united mobile operator in Povolzhie region.

12g3-2(b)

82-4642

RECEIVED

2006 NOV 27 P 12:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

VOLGATELECOM

ANNUAL REPORT

VOLGATELECOM · 2005

TABLE OF CONTENTS





1. **Welcoming remark of the General Director** 2

2. **About the Company** 4
   - the Volga Federal District
   - OJSC "VolgaTelecom" today
   - General data on the Company
   - Information on the auditors
   - Information on the registrar

3. **Events calendar** 7

4. **Financial and economic policy** 9
   - Financial policy

5. **Marketing policy** 14
   - Tariff policy

6. **Infrastructure development** 16
   - Urban telephone network
   - Rural telephone network
   - Internet
   - Intelligent network
   - Cable TV

7. **Investment policy** 21

8. **Staff and social policy** 23
   - Charity activity

9. **Affiliate business management** 26

10. **Cellular communication** 28

11. **Corporate governance** 30
   - Board of directors
   - Management board
   - Auditing committee
   - Basic principles of corporate policy
   - Information policy

12. **The Company's securities** 35
   - Data on ADR program
   - Dividend policy

13. **Accounting balance-sheet** 39
    Audit opinion 47

14. **Contact information** 49

WELCOMING REMARK OF THE GENERAL DIRECTOR







Dear shareholders,

Presenting the business report, we are happy to note that in 2005 OJSC "VolgaTelecom" continued its active development and achieved good performances. Pursuant to development forecasts adopted in the Company we have made real steps to improve operating efficiency and strengthen OJSC "VolgaTelecom" positions at the Volga region telecommunication market.

The major total of 2005 was positive income behavior due to high rates of production capacities increase, implementation of new technologies, realization of right tariff policy with due account for market needs. The Company's proceeds exceeded 21,3 billion rubles, net profit – 2,6 billion rubles. The basic earnings gain is achieved due to development and increase in the volume of local telephone communication services: the network installed capacity reached 4 950 thousand numbers, digitalization level grew by 7 % and made up 63,4 %. The completion of a number of important projects of the development of data transfer network serices and Internet access allowed for considerable increase in the number of users, almost fourfold by dedicated line access and by 42% – by dial-up access to the Internet. Income from rendering services based on high technologies increased in 2005 by more than 60%.

OJSC "VolgaTelecom" occupies a leading position at the market of communication and information technologies in the region. The Company is successfully solving the tasks of communication facilities development, of modernization of telecom infrastructure, including on the basis of modern NGN technologies, and of implementation of hi-tech communication types.

Upon the whole the year of 2005 was one more year of confident onward progress. OJSC "VolgaTelecom" shares value at home market grew by 1,2 times – for ordinary shares and by 1,6 times – for preferred shares. The Company's securities value at external market grew by 14%. Capitalization level reached US$1,3 billion. Demonstration of financial standing strengthening was the fact that by the data of Financial Times annual rating OJSC "VolgaTelecom" is ranked 55 among 100 largest Eastern Europe companies by the capitalization level.

Today we may speak with confidence that the Company has created the technical base for further development and business diversification under the conditions of evolving competition, implementation of technologies and solutions aimed to the increase of the Company's profitability and economical efficiency. OJSC "VolgaTelecom" has a unique technical, economic and the most important – human resources potential. This affords grounds to forecast OJSC "VolgaTelecom" successful activity which in future will give powerful impetus to the development of communication industry in the Volga Federal district.

OJSC "VolgaTelecom" General Director
Sergey Omelchenko

ABOUT THE COMPANY



The Volga Federal District (VFD) includes 14 subjects of Russian Federation, including six republics: Bashkortostan, Mariy El, Mordoviya, Tatarstan, Udmurtiya, Chuvashiya and seven oblasts: Kirov, Nizhny Novgorod, Orenburg, Penza, Samara, Saratov, Ulyanovsk and Perm area (the region included Perm oblast and Komi-Permyak Autonomous Area).

VFD territory is 1 038 thousand km2, which is equal to 7, 27 % of Russian Federation territory. 32 019 thousand persons live here – this constitutes 22,1 % of the total number of Russia's population. This is the second large federal district (after Central Federal district) by the population number and the most multinational federal district by the population structure (the representatives of more than 140 different nations, nationalities and ethnic groups live there).

70,8% of VFD population are people living in cities and towns, which is higher than the general Russian index. There are five largest Russian cities with population more than 1 million people on the territory of the district: Nizhny Novgorod, Samara, Kazan, Ufa, and Perm.

The share of VFD industrial production in Russian economy is 23,9 % – it is the highest index in the country. The leaders of production sector are such industries as machinery-producing industry, and fuel and energy complex. However, agricultural sector, chemical industry and light industry make a substantial input into industrial production volume of the Volga Federal district. There are large state district power plants, hydropower units of the Volga and the Kama cascades in VFD, nuclear power is represented by Balakovo's A-plant – the largest in the region.

The amount of investments in the Volga Federal District economy is 15,3 % of all investment resources of Russia.

OJSC "VolgaTelecom" today:

OJSC "VolgaTelecom" is the leading provider of telecommunication services in the Volga Federal district. In 2002 the Company consolidated communication enterprises of eleven regions of the District within its structure.

Actual volumes of telecommunication market serviced by OJSC "VolgaTelecom" in 2005 amounted to 46,7 billion rubles, out them 20,8 billion rubles are OJSC "VolgaTelecom" revenues. The major portion of the Company's revenues falls on Nizhny Novgorod (18% of the Company's revenues), Samara (15% of the Company's revenues) and Saratov (12% of the Company's revenues) regions.

OJSC 'VolgaTelecom" is the largest communication enterprise of Kirov, Nizhny Novgorod, Orenburg, Penza, Samara, Saratov, Ulyanovsk regions, Republics of Mariy El, Mordoviya, Udmurtiya and Chuvashiya.

Territory – 665 thousand km2

Population – 21 million people

Number of employees – 47 600



Kirov
Izhevsk
Nizhny Novgorod
Yoshkar-Ola
Cheboksary
Saransk
Ulyanovsk
Penza
Samara
Orenburg
Saratov

OJSC "VolgaTelecom" strategic objectives:

- To maintain and strengthen the positions of the leading telecommunication operator in the Volga Federal district, one of the leaders of Russian Telecommunication industry
- To maintain and consolidate the Company's image as the Company attractive for investors, remunerative public company, which constantly and steadily increases joint-stock value.

General data on the Company:

Full brand name:
Open Joint Stock Company "VolgaTelecom"

Location:
603000, Russian Federation, Nizhny Novgorod city, Maxim Gorky sq., Dom Svyazi

The date of the state registration of the Company and the registration number:
The certificate of state registration – НРП-НН № 203362 of June 28, 2002, state registration number: 448

On August 1, 2002 OJSC "VolgaTelecom" was included into united state register of legal entities by the Inspection of Russia's Ministry of Taxation for Nizhegorodskyi district of Nizhny Novgorod city under the basic state registration number 1025203014781.

The Company was registered by Order of the head of administration of Nizhny Novgorod city № 1605-p of December 15, 1993 as OJSC "Nizhegorodsvyazinform" as a result of privatization of state enterprise of communication and informatics "Rossvyazinform" of Nizhny Novgorod oblast.

Basing on the resolution of general meeting of shareholders of OJSC "Nizhegorodsvyazinform" of November 9, 2001 the Company was reorganized

by way of affiliation to it of OJSC "Kirovelectrosvyaz", OJSC "Martelcom", OJSC "Svyazinform" of the Republic of Mordoviya, OJSC "Electrosvyaz of Orenburg oblast", OJSC "Svyazinform" of Penza oblast, OJSC "Svyazinform" of Samara oblast, OJSC "Saratovelectrosvyaz", OJSC "Udmurt Telecom", OJSC "Ulyanovskelectrosvyaz", OJSC "Svyazinform" of the Republic of Chuvashiya.

General meeting of OJSC "Nizhegorodsvyazinform" shareholders on June 28, 2002 passed the resolution on renaming the Company into OJSC "VolgaTelecom".

Information on the Company's auditors (by Russian and International standards):

Limited Liability Company "Ernst & Young" (LLC "Ernst & Young")

Location: 115035, Russia, Moscow, Sadovnicheskaya Nab., 77, constr.1

License for audit activity, including general and bank audit, and the audit of insurance enterprises, funds and stock exchanges, №E002138, approved by the Order of RF Ministry of Finance of September 30, 2002, the license validity term – till September 30, 2007.

LLC "Ernst & Young" provides OJSC "VolgaTelecom" with the services of audit of the accounting statement made in accordance with Russian Federation legislation, and of consolidated financial reporting made in accordance with IFRS.

Information on the Company's registrar:

Open Joint Stock Company "Obiedinennaya registratsion-naya kompaniya"

License № 10-000-1-00314 issued on 30.03.04 by RF FCSM with no limitation of validity term;

Mail address: 107078, Moscow, Kalanchevskaya str., P.O.Box. 162

Telephone/fax: (495) 933-42-21, E-mail address: ork@ork-reestr.ru

YEAR 2005 EVENTS CALENDAR



January

January 31 – "Consortium RID-Expert RA" assigned National corporate governance rating of "B++" level to the Company.

Preferred shares and bonds of BT-1 series are included into quotation lists of Non-commercial partnership "RTS" ("A2"), ordinary and preferred shares and bonds of BT-1 series are included into quotation lists of OJSC "RTS" ("A2")

March

On March 3-4 the Company presented the report on fixed and mobile communication at topical telecommunication conference in London, organized by Brunswick UBS.

April

April 15 "Standard and Poor's" rating agency taking into account OJSC 'VolgaTelecom" business position improvement and stable financial indexes, raised long-term corporate credit rating of the Company from "B" to "B+". Forecast – "stable". Simultaneously "Standard and Poor's" raised OJSC "VolgaTelecom" long-term rating by Russian scale from "ruA" to "ruA+".

April 15 – "Standard and Poor's" raised long-term credit rating of ruble issue of the Company's bonds for the amount of 1 billion rubles with maturity date in February 2006 up to the "ruA" level by Russian scale.

June

June 15 – the plan of forming the "Program of raising OJSC "VolgaTelecom" competitiveness at communication services market up to 2010" was approved.

June 28 – annual general meeting of OJSC "VolgaTelecom" shareholders was held in the form of compresence.

September

September 6 – as a result of OJSC "VolgaTelecom" current corporate events monitoring "Expert RA" rating agency cofirmed National corporate governance rating at "B++" level.

September 6 – "Standard and Poor's" Corporate governance rating service reduced the rating to "CGR-4+" level by international scale and "CGR – 4,8" by Russian scale. The decrease in the rating was connected in the first place with the strengthening of influence of principal shareholder, controlled by the state – OJSC "Svyazinvest" – on the Company's

strategic decisions and with Internet services segment competition practice which causes concerns. The rating change was also provoked by the presentation of the Company's IFRS statement after holding general shareholders' meeting according to established practice *of "Svyazinvest" group companies. Starting from* 2006 annual financial statement by international standards is presented prior to holding general shareholders' meeting in June.

September 7 – the Company organized and held conference call related to the release of 2004 audited consolidated financial statement by international standards.

September 28 - October 1 – OJSC "VolgaTelecom" acted *as an organizer and as a principal participant* of the V-th international exhibition-forum "Infocommunications of Russia – XXI century" ("Infocom – 2005") in Nizhny Novgorod.

October

October 12-15 - Samara branch took part in exhibition "STI Samara".

October 17 – the Company for the first time published the *results of non-audited consolidated statement* by *international* financial reporting standards for the first half of 2005.

November

November 1-5 - OJSC "VolgaTelecom" participated in holding the XX-th International scientific and industrial forum "United Russia"

OJSC "VolgaTelecom" Samara branch became the winner of the IV-th annual competition "The Company of the year: the best enterprises of Samara region" in nomination "For high social efficiency".

November 8 - long-term corporate credit rating of the Company was confirmed at "B+" level by international scale, forecast – "Stable".

December

December 6 – inconvertible interest bearing certified bearer bonds with obligatory central storage of BT-2 and BT-3 series were placed at CJSC "SE MICEX" for the total amount of 5,3 billion rubles.

December 14

"Standard and Poor's" assigned credit rating at "RuA" level by National scale to two issues of OJSC "VolgaTelecom" priority unsecured bonds nominated in rubles of BT-2 and BT-2 series with issue amounts 3,0 billion rubles and 2,3 billion rubles correspondingly.

FINANCIAL AND ECONOMIC POLICY







Denis Pozdnyakov
First deputy to the General Director for economics and finances

"Our efforts are aimed at increasing current and future dividend yield and the Company's shares value, and as consequence the growth of the shareholders' welfare. Financial and economic policy is built on mobilization and efficient management of financial capacity when realizing investment programs, precise planning of budget and keeping the balance between its revenues and expenses, minimization of expenditures and increasing business cost-efficiency".

Basic factors which have affected the Company's revenues generation from telecommunication services provision in 2005 are:

- Network development and expansion of the range of telecommunication services rendered on the basis of new technologies;
- Increase in the volume of services rendered to affiliated operators;
- Change of tariffs for telecommunication services.

Key economic performances

Performances description	2004	2005	Performance growth rate, %
Proceeds, million rubles	**18 604,6**	**21 348,4**	**114,7**
Telecommunication services revenues, million rubles	**18 171,2**	**20 787,6**	**114,4**
Expenses, million rubles	**13 264,1**	**15 333**	**115,6**

Local telephone communication, which share in the total amount of revenues amounts to 46,2 % (growth rate vs. 2004 – 123,0 %), remains the principal source of revenues from telecommunication services rendering.

DLD and ILD services revenues share amounted to 30,4 %, having decreased vs. 2004 by 6,5%. The revenues level was impacted by traffic volume and decrease in the tariffs for services.

Traffic connection and transit services revenues continue to develop dynamically. Their share in the total amount of revenues is 12,9%, revenues growth rate – 133%.

The structure of Company's revenues



traffic connection and transit 12,9 %
wire broadcasting 1,7 %
recording communication 6,8 %
rural telephone network 6,7 %
2 % others
30,4 % DLD & ILD
39,5 % urban telephone network

Structure of expenses


100
90
80
70
60
50
40
30
20
10
0
18,9 %
14,4 %
14,4 %
7;7 %
44,7 %
20,6 %
12,6 %
16,6 %
7,7 %
42,4 %
other expenses
expenses
for "Rostelecom"
amortization
deductions
material costs
wage costs
with allowances
2004
2005

Balanced policy with respect to spending the funds for activity provisioning contributed to the effective business development. Herewith, the task of increasing the employees' income growth and their social protection, telecommunication infrastructure and network development was fulfilled.

In 2005 the Company's expenses amounted to 15 333 million rubles. The prime cost of 100 rubles of proceeds – 71,82 rubles.

The Company's vigorous activity on reducing debt servicing cost (average rate of raising borrowed funds was decreased from 12,9 to 9,5%), and also the activities with accounts receivable contributed to efficient growth of financial and economic performances in 2005. The work done by the Company on debt recovery from Federal budget, the subject of this work being reimbursement to the Company of costs related to compensation of privileges granted to the subscribers according to effective legislation, resulted in the Company's receipt of funds re-establishing doubtful debt reserve in the amount of 92,8 million rubles.

Basic economic performances

Performance description	2004	2005	Performance growth rate, %
Sales profit, million rubles	5 340	6 015	112,6
Profitability %	40,3	39,2	
Profit before tax, million rubles	2 989	3 430	114,7
Profitability %	22,5	22,4	
EBITDA million rubles	5 507	6 773	123
Profitability, %	20,6	31,7	
Net profit, million rubles	2 056	2 261	110
Profitability, %	15,5	14,7	

The Company's operations efficiency performances have positive dynamics both per a line and per an employee:

Basic activity efficiency performances

Performance description	2004	2005	Performance growth rate, %
Revenue per a line, rubles	4311	4 604,6	106,8
Profit before tax per a line, rubles	692,8	739,8	106,8
Expenses per a line, rubles	3 074	3 307	107,6
Revenue per an employee, thousand rubles*	389,8	459,6	117,9
Profit before tax per an employee, thousand rubles*	62,6	73,8	117,9
Expenses per an employee, thousand rubles*	277,9	330,1	118,8
Number of lines per an employee *	90,4	99,8	110,4

* – with due account for staff on the payroll

In 2005 net assets increased by 1 692 454 thousand rubles or by 11,41%

Data on the amount of net assets

Item description	As of 01.01.05.	As of 01.01.06.
Net assets amount, thousand rubles	14 822 820	16 515 274
Charter capital, thousand rubles	1 639 765	1 639 765
Reserve fund, thousand rubles	81 988	81 988
Ratio of net assets to the charter capital	903,96	1 007,17
Ratio of net assets to the amount of charter capital and reserve fund	860,91	959,21

Net profit distribution



73,96 %
For the increase in the joint-stock capital as related to non-distributed profit of the reporting year (% to net profit)
26,04 % For dividend payment (% to net profit)

Financial policy

Corporate finances management was carried out in 3 basic trends:

- The Company's activity provision by requisite financial instruments;
- Financial debt management;
- Liquidity management.

In the sphere of financial debt management the credit portfolio was restructured in order to extend borrowing periods and reduce debt servicing cost. During 2005 the share of long-term credits (more than a year) increased from 52 to 76 %, herewith, the average rate of borrowed funds raising reduced from 12,9% to 9,5%, which considerably reduced the Company's debt servicing expenses. Total cost saving on interests amounted to 212 million rubles.

Increase in efficiency of liquidity management in 2005 was ensured by means of further centralization of cash flows management, elaboration and introduction of software allowing for raising the level of financial information reliability.

MARKETING POLICY







Oleg Ershov
Deputy to the General Director – Commercial director

"Unique competitive advantages, serious internal work on business formation, modern sales and clients servicing system organization contribute to the potential establishment for the Company's long-term growth, allow for strengthening positions at high-tech telecommunication services market and demonstrating business performances improvement".

OJSC "VolgaTelecom" share in the regional telecommunication market revenues with due account for cellular communication operators amounts to 44,5%, (39,5% in 2004), without notice of cellular communication operators – 75,5%. OJSC "VolgaTelecom" strategic development is aimed at achieving long-term competitive ability in the basic segments of telecommunication industry due to serious competitive advantages:

- Well-developed infrastructure;
- Wide network of communication sections;
- Financial security allowing for investing in new high-tech telecommunication services.

One of OJSC "VolgaTelecom" business priorities is to form the system of sales and customer service, and in the first place of large corporate sector. End-to-end servicing and individual approach will become the basic trends of further improvement of quality of work with the Company's corporate clients. Package proposals – the so-called "integrated packages of services" are now being elaborated for the most remunerative and perspective services of these segments.

Market share

Services	2004, %	2005, %
Local communication	86,6	87,1
DLD	95	94,7
ILD	92,5	92,9
Internet services via dedicated channel	64,8	74,6
Internet services via dial-up channel	70	73,8
Cable TV services	12,3	13,4

Tariff policy

The basic objective of the Company's tariff policy is to maintain salability of OJSC "VolgaTelecom" communication services, to expand the subscribers' base and to increase its market share. In 2005 the Company conducted flexible tariff policy as regards non-regulated telecommunication services. The activities of making current price-lists of the Company's branches uniform were continued.

In 2005 RF Government adopted a number of underlying regulatory documents which will contribute to the improvement of conducted tariff policy.

In October 2005 tariffs for local communication services were increased upon average by 19,7%. The tariffs for DLD and intrazonal telephone communication services were reduced by 7%.

INFRASTRUCTURE DEVELOPMENT







Alexander Ketkov
Deputy to the General Director – Technical director

"Our goal is to be reliable, qualitative telecommunication services package provider for more than 20 million residents of the Volga region, from simple telephone call to convergent packet switching solutions application and organization of NGN-based distributed network. However, in addition to telecommunication infrastructure development t is necessary to establish a precise system of networks and business upon the whole management. For this purpose we are realizing the project of creating corporate infrastructure on the basis of modern management systems".

Intrazonal communication

In 2005 OJSC "VolgaTelecom" continued the construction of ring fiber-optic communication lines ensuring the transit of growing traffic of data transfer networks, of IP and traditional telephone communication. 1621 km of fiber-optic and 139,6 km of microwave radio intrazonal communication lines are constructed.

Urban telephone network

73 city's telephone exchanges with the installed capacity of 420,01 thousand numbers were commissioned. Thus, the number of automatic telephone exchanges in cities and settlements of urban type increased up to 798 and their installed capacity made up 4 169,6 thousand numbers.

The share of digital exchanges in the total capacity of telephone exchanges switching equipment at urban telephone networks increased for 2005 from 63,4 % to 69,5 %. Utilization factor of installed capacity of all automatic telephone exchanges installed at PSTN increased from 93,6% to 94,0%.

Network development indexes	2004	2005
ATX capacity commissioning, thousand numbers	**486,1**	**502,1**
Increase in the number of basic telephone sets, thousand numbers	**248,4**	**210,7**
Installed capacity of ATX with the function of time charging, thousand numbers	**4 148,2**	**4 243,5**
Unsatisfied applications for telephone installation, thousands units	**414,8**	**197,5**
Increase in the length of DLD telephone channels, thousand ch-km	**4 751,4**	**3 532,3**
Increase in outgoing automatic channels of Automatic DLD telephone exchanges, channels.	**4 422,0**	**4 118**

Increase in basic telephone sets amounted to 210,7 thousand.

The installed capacity of ATXs having the function of time charging for local calls grew by 285,1 thousand numbers.

Telecommunication network development indexes



thousand №
%
6 000
5 000
4 000
3 000
2 000
1 000
0
100
80
60
40
20
0
4242
3883
91,5
40,8
4462
4120
92,3
48,3
4704
4379
93,1
56,6
4950
4627
93,5
63,4
2002
2003
2004
2005
– Installed capacity
– Equipped capacity
– Digitalization level
– Utilization factor

Rural telephone communication

During 2005 204 ATXs with total capacity 97,6 thousand numbers were commissioned. Thus, the number of ATXs providing rural communication amounted to 4 997. The installed capacity of rural ATXs is 780,9 thousand numbers.

The major part of installed capacity commissioning at rural telephone networks falls on digital telephone exchanges. During 2005 the share of digital exchanges in the total capacity of telephone exchanges switching equipment at the Company's rural telephone neworks increased from 19,9 % to 30,3 %, installed capacity utilization factor increased from 87,6% to 90,5 %.

The installed capacity of ATXs having the function of time charging for local calls grew by 73,6 thousand numbers.

For 2005 the increase in the basic telephone sets of rural telephone network made up 46,9 thousand numbers.

Telephone density per 100 residents



30
25
20
15
10
5
0
23,3
19,5
10,5
24,9
20,8
11,1
26,8
22,5
12,1
28,5
24,0
13,0
2002
2003
2004
2005
– Urban telephone network
– Urban telephone network + Rural telephone network
– Rural telephone network

Data transfer and Internet access services

In 2005 the number of dial-up access users made up 487,7 thousand/month (the growth rate -142,9%). During 2005 the gain of dial-up access users made up 146,5 thousand. The users of "Internet for all" dial-up access service via intrazonal communication channels made up 56 %.

By the results of 2005 the number of ports engaged for providing the services of dedicated line access made up 31,8 thousand which is 3,9 times more than in 2004. The number of users grew by factor of 6,3. The growth of dedicated line access users is achieved due to the active introduction of xDSL wideband digital access service. By the results of 2005 the number of points of xDSL connection made up 27,1 thousand or 85% of the total number of connections by means of all the technologies of dedicated line access.

For the purpose of connections organization the backbone data transfer networks were considerably developed, new Internet access centers were established and the existing Internet access centers were upgraded. The trend of constructing backbone data transfer networks in regional centers on the basis of Gigabit Ethernet technology with implementation of IP/MPLS technology was formed.

Internet users' number


500 000
450 000
400 000
350 000
300 000
250 000
200 000
150 000
100 000
0
107 300
1 589
186 000
3 406
341 000
8 200
487 700
31 800
30 000
20 000
10 000
0
2002
2003
2004
2005
– Dial-up access
– Number of dedicated line access ports

Intelligent network

In 2005 Intelligent network which purpose is to render reference and information services was commissioned in all OJSC "VolgaTelecom" branches. Intelligent network operator's code is 80X-707. Within the framework of OJSC "VolgaTelecom" intelligent network the following services are provided:

- "Free phone call" 8-800-707-XXXX;
- "Voting over the phone" 8-803-707-XXXX;
- "Universal access number": 8-804-707-XXXX;
- "Call with additional payment": 8-809-707-XXXX.

The next stage is the realization of the project of unified service card introduction, which will be valid at the entire territory of the Company's operation.

Cable TV

Cable TV infrastructure was further developed in 8 branches of OJSC "VolgaTelecom". In 2005 cable TV network subscriber base growth rate vs. 2004 was 126,3%. The number of subscribers exceeded 165 thousand persons which is 60% of the network capacity.

In December 2005 in Saransk town OJSC "VolgaTelecom' unique project – the construction of digital over-the-air-cable TV network was presented, and this defined a new stage of television and radio broadcasting facilities development by providing high technological level of provided services. For the purpose of realizing the project, the special "DVB-T" standard, multi-channel, digital, over-the-air TV broadcasting equipment was installed which guarantees high quality image, the capability to receive up to 10 programs by means of a standard decimeter antenna.

In 2005 the Company started to realize the project of network upgrading in accordance with NGN technological concept, this project assumes network reconstruction, including with the aim to expand the range of services. Further network development on the basis of NGN will considerably extend the range of services for subscribers: intelligent network services, and also services of data transfer networks, call-centers, cable TV. Expert construction of NGN network allows for reducing services provision prime cost, which will positively affect the clients' tariffs.

INVESTMENT POLICY



TELT





Mikhail Dyakonov
Deputy to the General Director for capital construction

"The basic objective of OJSC "VolgaTelecom" investment program is to maintain and strengthen market positions in all segments of the Volga region telecommunication market. Due to large-scale investments the Company possesses powerful telecommunication infrastructure capable of providing clients with maximum wide range of telecommunication services and reacting promptly to the change of the market conditions".

Total amount of investments in 2005 was 5 244,3 million rubles. Investments were made both from own funds and from borrowings. Their correlation was 55,2 % and 44,8 % correspondingly. The fact of no little significance is the decrease in the ratio of the amount of investments to EBITDA index, this testifies to the fact that the Company possesses its own resources for investing the funds in its development.

The major share in the investment program still belongs to the investments in upgrading and expansion of traditional telephony objects. In 2005 the investments amount in the specified market segment amounted to 2 965, 5 million rubles or 56,5 % of the total investments amount. Such large share of investments in traditional telephony is explained by the necessity of upgrading the existing network in order to expand the range of provided services and to improve their quality.

In 2005 the amount of investments in high-tech services development was considerably increased. Their share in the general structure increased from 7,1 to 10,6.

The basic trends of the Company's funds investments in 2005 were:

Investments amount, million rubles



8000
7000
6000
5000
4000
3000
2000
1000
0
3469
4514
7007
5244
2002
2003
2004
2005

- Installation of DSL–ports and organization of dial–up access to the Internet;
- Construction and extension of cable TV networks;
- Introduction of intelligent network;
- Development of call–centers.

In 2005 the second stage of "OJSC "VolgaTelecom" interregional multi–service corporate data transfer network" project was realized.

An important development trend was the construction of OJSC "VolgaTelecom" corporate data transfer network (interregional multi–service network), which is subdivided into corporate and commercial segments. Network corporate segment is designed for realizing the projects on establishment of transparent and efficient information structure integrating the Company's branches into unified information space (ORACLE E–Business Suite enterprise management system, creation of videoconferencing corporate network, system of data acquisition and consolidation, and others). Commercial segment of the network is designed for providing a wide range of users with telecommunication services, including:

- Services of dial–up and wideband access to the Internet;
- Organization of virtual private networks (VPN) of corporate clients having subdivisions in different places within the Volga region;
- Organization of telephone communication by means of packet switching technology ("packet telephony"). Later on it is planned to carry out the convergence with NGN networks;
- Videoconferencing.

Investments structure



56,5 %
local communication
10,1 % ILD & DLD
0,6 %
new types of services
4,6 %
cellular communication
18,2 % others

STAFF AND SOCIAL POLICY







Svetlana Astakhova
Deputy to the General Director – Staff director

"Thousands of OJSC "VolgaTelecom" employees in eleven regions of the Volga region contribute to the Company's successful operation and dynamic development. Thanks to their efforts we have managed to achieve such results, that we are proud of now. Being aware of social responsibility and considerable role of the Company in the life of the society, we endeavor to participate in socially important events and arrangements, considering them to be the integral part of successful business"

Integrated Company's establishment required the introduction of new principles of staff management. The formation of unified value system and staff incentive system aimed at achieving common results has become the basic goal of the Company.

For the purpose of realizing the basic task the Company's staff policy was focused on several major trends:

- Corporate structure unification and staff classification of all production units in order to form unified, transparent, labor remuneration system;
- Separation of management and production functions;
- Optimization of the number of employees;
- Activities on staff reserve formation (including the reserve for executive staff) and staff training for managerial work;
- Permanent personnel development by using modern training techniques.

Staff management system

In 2005 in the branches the bonus payments were made to the employees by the results of financial and economic activity subject to achieving the established performances. In OJSC "VolgaTelecom" General directorate the new system of bonus payments on the basis of management by objectives was introduced, the system being aimed at achieving high production performances. Within the framework of unified approach to incentive system the Provision on bonus payments was elaborated, it came into effect in February 2006.

One of the most important events was the elaboration and the signature in the beginning of 2006 of common Collective agreement of OJSC "VolgaTelecom" for 2006-2008. The agreement has become the final stage of unified mega-regional company establishment. The Collective agreement signature creates favorable conditions for the Company's dynamic development, raising the level of social and labor guarantees for employees, optimizes the size of expenses for personnel, guarantees equal rights and opportunities to each employee.

Staff training and development

The industry's dynamic development, technologies improvement requires permanent update of knowledge and skills, staff skill and competence level improvement. In 2005 more than 23 thousand (49%) employees of different categories were trained. The training expenses grew by 57% and amounted to 65,4 million rubles. Professional training was carried out both on the basis of external training programs and own intra-corporate training programs, which were formed basing on the needs of each subdivision and which correspond as much as possible to the Company's business specifics.

Number of employees and wage



people
rubles
55 000
50 000
45 000
0
12 000
8 000
4 000
0
51 659
49 117
47 633
6 092
8 171
10 110
2003
2004
2005
– Average number of employees (including non-registered employees)
– Monthly average wage (including non-registered employees)

Social programs

Taking into account its social responsibility, the Company takes upon itself additional obligations by elaborating social programs for its employees. OJSC "VolgaTelecom" endeavors to assure worthy labor conditions, maintaining and raising social protection level.

Starting from January 1, 2005 within the framework of common agreement, two Programs of non-government retirement insurance of the Company's employees by means of Non-government pension fund "Telecom-Soyuz" are in effect in OJSC "VolgaTelecom". By the results of 2005 more than 10 thousand persons became the participants of different programs of the Fund, 3 444 former employees of the Company receive non-government pension.

In September 2005 the management adopted the program of voluntary collective insurance of employees against industrial accidents; 20 thousand employees were insured.

Intra-corporate culture

OJSC "VolgaTelecom" pays considerable attention to the formation of uniform corporate culture; OJSC "VolgaTelecom" endeavors to promptly and truly inform its employees on the most important events in the Company's life. Monthly corporate newspaper "VolgaTelecom" on the line" and the web-site contribute to this purpose achievement. Professional skills contests with conferring the title "The best in the profession", corporate holidays including with invitation of the Company's former employees are held in the Company's branches.

Considerable attention in paid to sport development. Almost in all the branches there were sport events in football, volley-ball, tennis, ski, sport festivals "Father, mother, me – sport family" for the employees and the members of their families. In Orenburg, Saratov branches and the branch in the Republic of Chuvashiya, summer and winter Olympics were held. In September 2005 OJSC "VolgaTelecom" Cup for mini-football was organized.

In staff policy and staff development strategy OJSC "Volga-Telecom" proceeds from realizing the fact that people working in the Company is its eternal assets. In staff management it is important for all the employees to perceive their work as the input in the common goal achievement – the Company's welfare.

Charity

In 2005 OJSC "VolgaTelecom" activity in "Sponsorship and charity" trend was carried out within the framework of the Management board's approved Provisions: "On OJSC "Volga-Telecom" sponsor and charity activity" and "On Commission for rendering sponsor and charity activity of OJSC "VolgaTelecom". The Company elaborated the program of charity activity according to which charity initiatives are focused to project developments in the spheres of science, medicine and education, culture and art, sport, for socially unprotected population layers, includung disabled persons and children.

SUBSIDIARY BUSINESS MANAGEMENT





Subsidiary business management is built in accordance with "The Model of the subsidiary business reorganization" and "Basic principles of managing OJSC "VolgaTelecom" subsidiary business" approved by the Company's Board of directors' decision and the Management board in November, 2004.

The purpose of the Model elaboration was the need for existing subsidiary business optimization. Management principles are established with the aim to improve the procedure of making managerial decisions by general meeting of shareholders and the Board of directors. The efficiency and the quality of adopted decisions (approval of business-plans, credit schedules and conditions, selection of suppliers and others) depend considerably upon the completeness of issues elaboration and upon the professionalism of approaches.

The Company's subsidiary and affiliated companies, OJSC "VolgaTelecom" stake in their charter capitals being at least 10%

№	Organization's name	Core activity	Stake in the organization's Charter capital,%
		Cellular communication	
1.	CJSC "Nizhny Novgorod cellular communication"	GSM cellular communication services	**100**
2.	CJSC "RTCOM"	AMPS/D-AMPS and GSM cellular communication services	**100**
3.	CJSC "Ulyanovsk-GSM"	GSM cellular communication services	**60**
4.	CJSC "Orenburg-GSM"	GSM cellular communication services	**51**
5.	OJSC "TATINCOM-T"	AMPS/D-AMPS and GSM cellular communication services	**50+1ordinary share**
6.	CJSC "Saratov-Mobile"	AMPS/DAMPS and GSM cellular communication services	**50**
7.	CJSC "Penza Mobile"	AMPS/D-AMPS and GSM cellular communication services	**40**
8.	CJSC "Chuvashiya Mobile"	AMPS/D-AMPS and GSM cellular communication services	**30**

The Company's subsidiary and affiliated companies, OJSC "VolgaTelecom" stake in their charter capitals being at least 10% (continued)

№	Organization's name	Core activity	Stake in the organization's Charter capital,%
		Local communication	
9.	CJSC "Digital telecommunications"	Local telephone communication services	**100**
10.	CJSC "Transsvyaz"	Local telephone communication services	**80**
11.	CJSC "Samara Telecom"	Local telephone communication services	**27,8**
12.	LLC CPC "Rossvyazinform"	Local telephone communication services	**20**
13.	LLC "Samara pay phone"	Public telephone communication services	**10**
		Data transfer, telematic services	
14.	LLC "Izhcom"	Data transfer services	**100**
15.	LLC "Nizhny Novgorod Teleservice"	Data transfer, telematic services	**100**
16.	OJSC "ICN OMRIX"	Internet, data transfer services	**73,6**
17.	CJSC "Nizhegorodteleservice"	Data transfer, telematic services	**40**
		Cable TV	
18.	CJSC "TeleSvyazInform"	Cable TV services	**100**
		Paging communication	
19.	LLC "Vyatka-Page"	Paging communication services, intermediary services, installation and maintenance of power equipment and operation's service systems, "Solo" domestic radio receivers assembly	**100**
20.	CJSC "Chery Page"	Paging communication services	**50**
		Wireless communication	
21.	CJSC "Public telephone Saratov"	Wireless communication services	**50 + 1 preferred share**
22.	CJSC "Nizhny Novgorod radiotelephone"	Wireless communication services	**50**

In 2005 OJSC "VolgaTelecom" realized in full the approaches towards subsidiary and affiliated companies' management in accordance with "Basic principles of managing OJSC "VolgaTelecom" subsidiary business".

OJSC "VolgaTelecom" was the owner of blocks of stocks of 53 companies. According to the decision of the Company's Board of directors the Company became the shareholder (participant) of CJSC "RTCOM", LLC "Nizhny Novgorod Teleservice" and OJSC "Information telecommunication technologies"

CELLULAR COMMUNICATION





Mikhail Petrov
Deputy to the General Director for mobile communication

"Cellular business consolidation will provide conditions for strengthening OJSC "VolgaTelecom" market positions by means of convergence of mobile and fixed communication, lead to the increase in the efficiency by means of cash flows centralization, cost saving, prime cost reduction. This will allow the operator's to develop more actively and realize large-scale investment projects. We are not just consolidating the business – we are integrating experts' experience, establishing unified quality service level"

Cellular business is one of the fastest developing trends in the sphere of high-tech telecommunication services. In 2005 OJSC "VolgaTelecom" in accordance with approved "Cellular business development strategy" realized the following arrangements:

- acquired CJSC "RTCOM" block of shares in the amount of 100 %, after that in November GSM 1800 operator's network was commissioned;
- the draft of Master-plan on the arrangements of updated Cellular business development strategy was elaborated;
- actions in budget and financing sphere were coordinated and the control in the sphere was assured, actions were centralized in the sphere of technical policy, information technologies development;
- in 2005 preferential roaming zone was organized between subsidiary and affiliated companies rendering cellular communication services;
- centralized marketing arrangements were realized on creation, introduction and utilization of unified brand – "ON" tariff plan.

In 2005 subsidiary companies subscriber base increased by 45% and together with affiliated companies amounted to 1 million 887 thousand. Market share reached 21 %.

In 2005 the average monthly revenue per a subscriber was about US$7, and the total proceeds from these services increased in 2005 up to 3 billion rubles with the growth rate of 124%.

Mobile communication subscribers' number, thousand



2000
1500
1000
500
0
362
650
1215
1825
2002
2003
2004
2005

CORPORATE GOVERNANCE





The Board of directors

The Board of directors is the Company's collegial management body carrying out general management of the Company's activity and was elected by the annual general meeting of shareholders on June 28, 2005 with the structure of 11 persons by cumulative voting.

There are 3 independent directors in the structure of OJSC "VolgaTelecom" Board of directors: Bobin M.V., Kulikov D.V. and Fedorov O.R.

The Board of directors approved a number of Programs important for the Company's activity, among these programs are "The forecast of the Company's economic development for 2005-2007", "Concept of capitalization growth for 2005-2007", "Program of increasing the Company's competitive ability" and a number of provisions and documents regulating such activity trends, as dividend policy, internal control procedure, information policy and confidential information protection. A number of decisions important for the Company were passed, for example on the issue of bonded loans which were successfully placed in December 2005 and which allowed for optimizing the expenses having reduced significantly the debt service cost.

The committees established with the Board of directors contributed to raising the efficiency and the quality of the Board of directors' work, the committees by means of preliminary consideration of certain issues referred to the Board of directors' competence prepared the recommendations on adopting the decisions on the issues corresponding to their competence.

In 2005 the **Committee for audit** held 14 sessions. The materials presented for discussion in accordance with approved functions of the committee included the issues of interaction with bodies performing external and internal control and also the issues of the Company's financial reporting.

The **Committee for staff and remuneration** held 16 sessions at which the issues of appraisal of General Director's activity, of the members of the Management board; appointments to executive posts, forming the proposals on the structure of the Management board, consideration of terms and conditions of contracts (additional agreements) with managers of branches and representation offices, and others were considered.

The **corporate governance Committee** held 14 sessions. Among the considered issues were the issues related

to convening, preparation and holding of annual general meeting of the Company's shareholders, proposals on introducing changes and addenda to the Charter and other internal documents of the Company, the issues of implementing corporate transformations in the Company, determination of basic principles of building the Company's corporate structure.

The Committee for strategic development held 16 sessions and elaborated proposals and recommendations on priority trends of the Company's activity, including on the budgets of various levels, on perspective plans, strategies and programs of the Company's development.

The structure of the Board of directors

Surname, name and patronymic name	Place of employment and work status	Shares possession
Belyaev Konstantin Vladimirovich	Chairman of the Company's Board of directors, deputy to the General Director of OJSC "Svyazinvest"	Does not possess the Company's shares
Andreev Vladimir Alexandrovich	Rector of Povolzhskyi state academy of telecommunications and informatics	Does not possess the Company's shares
Bobin Maxim Victorovich	Chief of legal department of Moscow representation office of "NCH Advisors, Inc."	Does not possess the Company's shares
Bulancha Sergey Anatolievich	Deputy to the head of Federal Agency of Communications	Does not possess the Company's shares
Grigorieva Alla Borisovna	Deputy to the director – chief of the sector of the Department of corporate governance of OJSC "Svyazinvest"	Preferred registered shares – 2000 Ordinary registered shares – 2007
Degtyarev Valeryi Victorovich	General Director of CJSC "Professional Telecommunications"	Does not possess the Company's shares
Kuznetsov Sergey Ivanovich	First deputy to the General Director of OJSC "Svyazinvest"	Does not possess the Company's shares
Kulikov Denis Victorovich	Expert of Association for investors rights protection	Does not possess the Company's shares
Slizen Vitalyi Anatolievich	Director of the Department of state policy in info communications technologies of the Ministry of Information and Communication of Russia	Does not possess the Company's shares
Fedorov Oleg Romanovich	Executive director of CJSC "Joint financial group"	Does not possess the Company's shares
Chernogorodskyi Sergey Valerievich	Director of the Department of joint-stock capital of OJSC "Svyazinvest"	Does not possess the Company's shares

The Management board

The Management board is a collegial executive body organizing the fulfillment of resolutions of stockholders general meeting and of the Company's Board of directors. On July 12, 2005 the Board of directors formed the Company's Management board to the number of 9 persons. On October 3, 2005 the Management board structure was changed.

In 2005 the Company's Management board held 39 sessions at which over 240 issues were considered and the decisions were adopted concerning the Company's corporate structure, financial and economic activity.

The Management board elaborates motions on the basic trends of the Company's activity, including on the drafts of annual budget, budgets for medium-term and long-term perspective, strategies and programs of development of the Company, motions on introducing changes into the specified documents, approves the procedures of internal control; defines staff and social policy, prepares materials and drafts of decisions on issues subject to consideration at shareholders general meeting, defines technical, financial-economic and tariff policy of the Company.

Management board structure as of December 31, 2005

Surname, name and patronymic name	Place of employment and work status	Shares possession
Omelchenko Sergey Valerievich	Chairman of the Management board – General Director of the Company	Does not possess the Company's shares
Astakhova Svetlana Leonidovna	Deputy to the General Director of the joint-stock company –staff director	Does not possess the Company's shares
Ganeeva Alla Albertovna	Head of section of technical operation of networks of electric communication department of OJSC "Svyazinvest"	Does not possess the Company's shares
Dyakonov Mikhail Vasilievich	Deputy to the General Director of the joint-stock company for capital construction	Does not possess the Company's shares
Kirillov Alexander Ivanovich	First deputy to the General Director of the joint-stock company – Technical director	Preferred registered shares – 3 686 Ordinary registered shares – 215 403
Kormilitsyna Lyudmila Alexeevna	Deputy to the head of section for providing the activity of representatives of corporate governance department of OJSC "Svyazinvest"	Does not possess the Company's shares
Petrov Mikhail Victorovich	Deputy to the General Director of the joint-stock company	Does not possess the Company's shares
Pozdnyakov Denis Vyacheslavovich	First deputy to the General Director of the joint-stock company for economics and finances	Does not possess the Company's shares
Popkov Nikolai Ivanovich	OJSC "VolgaTelecom" chief accountant	Does not possess the Company's shares

The Auditing committee

Auditing committee is the Company's independent body of control elected at the annual general meeting of shareholders for the period till the next annual general meeting of shareholders and consisting of 5 persons.

OJSC "VolgaTelecom" Auditing committee performs control over OJSC "VolgaTelecom" financial-economic activity. 5 sessions were held during the year, the audit of General directorate and Nizhny Novgorod branch financial and economic activity for 2005 was carried out.

The structure of the Auditing committee

Surname, name and patronymic name	Place of employment and work status
Koroleva Olga Grigorievna	Chairman of the Company's Auditing committee, chief accountant of OJSC "Svyazinvest"
Golubitskyi Bogdan Ivanovich	Chief expert of Department of economic planning and budgeting of OJSC "Svyazinvest"
Zubova Tatiana Yurievna	Deputy to the head of the section of the Department of accounting of OJSC "Svyazinvest"
Kachurin Alexander Vladimirovich	Head of the section of the Department of finances of OJSC "Svyazinvest"
Feoktistova Natalia Vadimovna	Head of the section of the Department for legal supporting of OJSC "Svyazinvest"

Basic principles of corporate policy

Efficient corporate governance is one of main factors of raising competitive ability. In modern business the Company's development is impossible without clear structure defining the relations between the Board of directors, the Management board and the shareholders, and also without the investors being sure that their funds are rationally used, and thus contribute to the capitalization growth.

OJSC "VolgaTelecom" in its activity is guided by generally accepted global standards of information disclosure, observes the basic provisions of Russia's FSFM recommendations and constantly improves the level of corporate governance.

OJSC "VolgaTelecom" corporate governance practice is aimed at shareholders rights protection and construction of well-balanced system of inter-relations with all interested persons. High level of corporate governance leads to more efficient management of the Company, transparency of decision making, raising information exposure and development of business ethics norms system.

For this purpose, on March 11, 2004 the Company's Board of directors approved the Code of corporate governance of OJSC "VolgaTelecom".

Declaring its intention to follow the norms of Corporate governance code, the Company assumed the obligation to improve the Company's corporate governance in accordance with principles, ensuring:

- Actual capability for stockholders to exercise their rights related to participation in the Company;

- Equal treatment of stockholders possessing the shares of the same type (category), including minority and foreign stockholders;

- Exercising by the Board of directors of strategic management of the Company's activity and efficient control by the Board of directors over the activity of the Company's executive bodies, and also the accountability of the members of the Board of directors to the Company's stockholders;

- Reasonable and bona fide exercising by the Company's *executive bodies of efficient management of the Company's* current activity in the interests of ensuring its long-term, stable development and obtaining profit by the stockholders from this activity; the accountability of executive bodies to the Company's Board of directors and its stockholders;

- Timely disclosure of exact and true information about the Company, including about its financial status, economic indicators, the structure of property and management, essential corporate actions in order to ensure the capability to take informed decisions by the Company's stockholders and investors;

- Efficient control over financial-economic activity in order to protect the rights and legitimate interests of stockholders;

- Observance of legitimate rights of the Company's employees, development of partnership relations between OJSC "VolgaTelecom" and the employees in solution of social issues and regulation of labor conditions;

- Active cooperation with investors, creditors and other interested parties in order to icrease the Company's value growth, including the growth of its assets, the price of shares and other securities, raising its reputation.

The post of the Company's Corporate secretary is introduced and is functioning in the Company. The functions of the Corporate secretary include ensuring interaction with executive bodies and the Board of directors, provision of the Board of directors' activity. The Provision on the Corporate secretary and the back office of the Company's Corporate secretary has been approved.

According to the requirements of Corporate governance code, there is the service of internal control over the Company's financial and economic activity in the Company, and the service does not depend on the Company's executive bodies.

Information policy

Besides effective legislation, the basic guidelines in the sphere of information disclosure are the internal documents, in particular, Provision on information policy approved by the Board of directors and the Code of corporate governance.

Realizing the importance of permanent dialog of the Company with investment community, "VolgaTelecom" holds regular meetings for shareholders and investors, internet and conference calls. The Company's representatives participate in international and Russian seminars and conferences.

The main method of information disclosure is the website of the Company www.vt.ru, where a complete range of information is presented which is required for all interested persons as general data on the company, and for the purpose of investment decision making.

SECURITIES





OJSC "VolgaTelecom" charter capital amounts to 1 639 764 970 rubles.

Placed and declared shares

Shares categories (types)	Quantity (pieces)	Face value (rubles)
Placed shares:	**327 952 994**	**5**
ordinary shares	**245 969 590**	**5**
preferred type A shares	**81 983 404**	**5**
Declared shares:	**1 890 589**	**5**
ordinary shares	**1 299 093**	**5**
preferred type A shares	**531 496**	**5**

The structure of joint-stock capital


LLC "Deutsche bank" 1,05 %
OJSC "RTK-Leasing 1,08 %
1,48 % Non-commercial partnership "National depositary center"
CJSC "UBS Nominees" 2,09 %
3,49 % LLC CB "JPMorgan Bank International"
9,88 % CJSC "Depositary-clearing company"
38 % OJSC "Investment communication company"
13,62 % Other shareholders
3,36 % LLC CB "Citibank"
5,48 % Lindsell Enterprises Limited
20,47 % "ING Bank (Eurasia) CJSC"

Distribution of shares

Shareholders	Number of shareholders	Ordinary registered shares, % in Charter capital	Preferred registered shares, % in Charter capital	Stake in Charter capital, %
Legal entities, including	203	71,41	18,55	89,95
Owners, including	179	40,38	7,07	47,44
OJSC "Svyazinvest"	1	38,00	-	38,00
Nominee holders	24	31,03	11,48	42,51
Natural persons	28 443	3,60	6,45	10,05

The Company's shares are taken into account at computation of the following stock indexes:

- RTS index
- AK&M index (consolidated AK&M index, AK&M field index)
- MSCI EM

Information about trading sites where the Company's shares are quoted.

Trading site name	Categories (types) of shares	Ticker	Quotation list
NCP "Stock exchange "Russian Trading System"	Ordinary shares	NNSI	A2
	Preferred shares	NNSIP	A2
OJSC "Stock exchange "Russian Trading System"	Ordinary shares	NNSIG	A2
	Preferred shares	NNSIPG	A2
CJSC "Stock exchange Moscow Inter-bank Currency Exchange"	Ordinary shares	VTEL	A2
	Preferred shares	VTELP	A2

In 2005 the market value of shares increased by factor of 1,2 – with respect to ordinary shares and by factor of 1,6 – with respect to preferred shares. Market capitalization by the results of trading at NCP RTS increased from US$952 million to US$1 301 million, thus capitalization increase made up 37 %.

Shares trading volume


45 000
40 000
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
8 747
35 739
8 620
12 465
5 393
10 265
41 932
NCP RTS
OJSC RTS
MICEX
USA OTC
– Ordinary shares, US$ thousand
– Preferred shares, US$ thousand

Stock quotation records


5,0
4,0
3,0
2,0
1,0
0
03.2002
06.2002
09.2002
12.2002
03.2003
06.2003
09.2003
12.2003
03.2004
06.2004
09.2004
12.2004
03.2005
06.2005
09.2005
12.2005
– Ordinary shares, US$
– Preferred shares, US$

Data on ADR program

OJSC "VolgaTelecom" level-I American Depositary Receipts are traded at the USA over-the- counter market (OTC USA) (ADR ticker – VLGAY) and in Europe at Frankfurt (FSE) (ADR ticker - NZH), Berlin (BerSE) (ADR ticker – NZH) and Stuttgart stock exchanges (SSE) (ADR ticker – NZH).

As of the end of 2005 the number of ADR was 22 194 858 pieces, which is 18,05 % of the voting shares and 13,54 % of the Company's charter capital. One ADR corresponds to 2 registered paperless ordinary shares of the Company.

The Company's level-I ADR program was registered in October 1997. In 1997 the bank of New York was selected as the Depositary Bank of level-I ADR program, and in 2002 the Program was transferred to JPMorgan Chase Bank.

CJSC "ING Bank (Eurasia)" is custodian bank.

"Clifford Chance Punder" is the legal adviser on the specified program.

Dividend policy

OJSC "VolgaTelecom" builds its dividend policy with due account for maintaining balance between the Company's interests and its shareholders' interests, raising investment attractiveness and capitalization, strict observance of shareholders rights stipulated by current RF legislation, the Company's charter and its internal documents.

When determining dividend amount recommended to the shareholders general meeting the Company proceeds from the fact that the total sum allocated to dividend payment on preferred shares, amounts to 10% of net profit defined on the basis of the Company's financial statement according to RAS.

Dividend payments record

Kind of security	2002	2003	2004	2005
Ordinary shares, rubles	**0,7066**	**0,9186**	**1,3779**	**1,4744**
Preferred shares, rubles	**1,7954**	**2,4510**	**2,5082**	**2,7583**

BALANCE-SHEET







Nikolai Popkov
Chief accountant

"Financial statement plays a primary role in assuring informational transparency and raising investment attractiveness of the Company. The quality of accounting is based on using unified principles and methods of collection and groping of accounting information according with the requirements of Russian and international accounting standards, tax legislation of Russian Federation".

One of the main tasks in the sphere of accounting process is complete and timely presentation of information about the Company's activity. For this purpose in 2005 a number of arrangements were realized, including:

- Elaboration and implementation of unified organization structure of accounts departments;
- Introduction and control over realization by essential subsidiary companies of unified accounting policy;
- Commissioning of the first release of Oracle EBS enterprise management system;
- Centralization of fixed assets and capital investments accounting at the branches' level;
- Centralization of accounting of settlements with staff at the branches' level.

Within the frameworks of improving the system of financial statement preparation according to international standards serious work was done on optimization of the procedures of corporate data acquisition and consolidation in Comshare system, on improving the procedures of collecting subsidiary and affiliated companies reporting, the procedures of reports audit. As a result, the periods of 2005 IFRS statement preparation were considerably reduced, the specified statement being presented already in June 2006.

BALANCE SHEET

Codes

		Form № 01 by OKUD	0710001
as of	December 31, 2005	Date (year, month, day)	2005.12.31
Organization	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	electric communication	by OKVED	64.20
Business legal structure / ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	thousand rubles	by OKEI	384
Address:	603000, Nizhny Novgorod city, Maxim Gorky square, Dom svyazi		

The date of approval
The date of dispatch (receipt) 31.03.06

ASSET	Explanations	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	32	40
Fixed assets	6.1	120	120	19 786 083	22 492 980
Capital investments	6.2	130	130	1 204 444	803 373
Income-bearing placements into tangible assets		135	135	1 177	12 311
Long-term financial investments	6.3	140	140	1 251 842	1 309 098
including: investments into associated companies			141	1 219 442	1 273 033
investments into affiliates			142	21 860	12 475
investments into other organizations			143	8 651	21 701
other long-term financial investments			144	1 889	1 889
Deferred tax assets	6.4	145	145	301 197	200 918
Other non-current assets	6.5	150	150	1 699 196	2 505 595
TOTAL FOR SECTION I		**190**	**190**	**24 243 971**	**27 324 315**

ASSET	Explanations	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
II.CURRENT ASSETS					
Inventory		210	210	854 899	615 818
including: raw materials, materials and other similar values	6.6	211	211	688 631	444 080
work in progress expenses (distribution costs)		213	213	81	168
finished commodity and goods for resale		214	214	36 326	47 647
goods shipped		215	215	24	–
deferred expenses		216	216	129 833	123 923
other inventory and expenses		217	217	4	–
VAT for acquired valuables		220	220	1 266 225	959 066
Accounts receivable (payments are expected in over 12 months after the report date)		230	230	28 497	14 786
including: buyers and customers	6.7	231	231	3 308	2 319
advances paid out			232	3 313	950
other debtors			233	21 876	11 517
Accounts receivable (payments are expected within 12 months after the report date)		240	240	1 462 729	1 769 385
including: buyers and customers	6.8	241	241	1 154 435	1 450 998
advances paid out			242	135 501	107 837
other debtors	6.9		243	172 793	210 550
Short-term financial investments	6.3	250	250	7 761	4 762
Monetary resources,		260	260	344 723	1 134 960
Other current assets		270	270	707	773
TOTAL FOR SECTION II		**290**	**290**	**3 965 541**	**4 499 550**
BALANCE (sum of lines 190+290)		**300**	**300**	**28 209 512**	**31 823 865**

LIABILITIES	Explanations	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES					
Charter capital	6.10	410	410	1 639 765	1 639 765
Capital surplus		420	420	3 980 430	3 812 947
Reserve capital		430	430	81 988	81 988
Treasury stock		411	440	–	–
Undistributed profit (uncovered loss) of past years		470	460	8 890 265	8 502 660
Undistributed profit (uncovered loss) of the report year		470	470	x	2 261 360
TOTAL FOR SECTION III		**490**	**490**	**14 592 448**	**16 298 720**
IV. LONG-TERM LIABILITIES Credits and loans	6.14	510	510	3 734 001	7 340 869
including: credits			511	2 631 000	1 925 150
loans			512	1 103 001	5 415 719
Deferred tax liabilities	6.15	515	515	580 691	712 558
Other long-term liabilities	6.16	520	520	1 408 186	1 110 066
TOTAL FOR SECTION IV		**590**	**590**	**5 722 878**	**9 163 493**
V. SHORT-TERM LIABILITIES Credits and loans	6.14	610	610	3 513 292	2 289 598
including: credits			611	2 042 520	1 004 024
loans			612	1 470 772	1 285 574
Accounts payable		620	620	3 921 305	3 513 237
including: suppliers and contractors	6.17	621	621	2 584 322	2 059 629
advances received	6.17	625	622	340 540	317 657
wage arrears		622	623	65 279	67 842
debt to government extrabudgetary funds		623	624	42 952	35 437
tax debt		624	625	393 226	399 845

(continued)

LIABILITIES	Explanations	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
other creditors	6.17	625	626	494 986	632 827
Debt to participants (founders) for income payments		630	630	29 411	22 844
Unearned revenue	6.18	640	640	230 372	216 554
Reserves for future expenses		650	650	199 806	307 799
Other short-term liabilities		660	660	–	11 620
TOTAL FOR SECTION V		**690**	**690**	**7 894 186**	**6 361 652**
BALANCE (sum of lines 490+590+690)		**700**	**700**	**28 209 512**	**31 823 865**

Reference on availability of valuables being accounted on off-balance-sheet accounts

Item description	Explanations	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
Rented fixed assets		910	901	301 591	611 053
including under leasing		911	911	176 550	66 106
Inventory items received in custody		920	902	60 910	4 399
Commodities received for commission		930	903	3 945	3 748
Accounts receivable of insolvent debtors written-off as a loss		940	904	179 330	249 430
Cover funds for liabilities and payments received		950	905	3 976	7 065 160
Cover funds for liabilities and payments given		960	906	8 116 121	5 984 126
Housing facilities depreciation		970	907	21 065	16 840
Depreciation of land improvement objects and other similar objects		980	908	2 565	2 849
Payments for communication services			909	62 332	214 199

Reference on net assets cost

Item description	Explanations	Index code	Line cod	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
Net assets			1000	14 822 820	16 515 274

INCOME STATEMENT

			Codes
		Form № 02 by OKUD	0710002
for	2005 year	Date (year, month, day)	2005.12.31
Organization	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Electric communication	by OKVED	64.20
Business legal structure /ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	thousand rubles	by OKEI	384

Item description	Explanations	Index code	Line code	For the reporting period	For similar period of the *previous year*
1	1a	2	2a	3	4
I. PROFIT AND EXPENSS OF ORDINARY ACTIVITIES Revenue(net) from sales of goods, products, works, services (minus VAT, excise taxes and similar mandatory payments)	7.1	010	010	21 348 394	18 604 604
including from sales: of telecommunication services			011	20 787 642	18 171 248
Prime cost of sold goods, products, works and services	7.2	020	020	(15 333 051)	(13 264 137)

(continued)

Item description	Explanations	Index code	Line code	For the reporting period	For similar period of the previous year
1	1a	2	2a	3	4
including: of telecom services			021	(14 884 232)	(12 921 832)
Profit (loss) from sales (lines 010 -020)		050	050	6 015 343	5 340 467
II. OPERATING EARNINGS AND EXPENSES Interest receivable		060	060	14 839	9 485
Interest due		070	070	(829 016)	(564 420)
Income from participation in other organizations		080	080	34 720	43 594
Other operating earnings	7.3	090	090	229 316	477 748
Other operating expenses	7.3	100	100	(791 037)	(1 308 929)
III. NON-SALES EARNINGS AND EXPENSES Non-sales earnings	7.4	120	120	200 854	272 520
Non-sales expenses	7.4	130	130	(1 445 215)	(1 280 714)
Profit (loss) before tax (lines 050+060-070+080+090-100+120-130)		140	140	3 429 804	2 989 751
Income tax expenses (lines -151+/-152+/-153) including:	7.6		150	(1 168 405)	(933 280)
deferred tax liabilities		142	151	(133 551)	(194 506)
deferred tax assets		141	152	(100 279)	(249 862)
Current income tax		150	153	(934 575)	(988 636)
Profit (loss) of ordinary activity (lines 140-150)			160	2 261 399	2 056 471
IV. EXTRAORDINARY INCOME AND EXPENSES Extraordinary income	7.5		170	252	32
Extraordinary expenses	7.5		180	(291)	(235)
Net profit (undistributed profit (loss) of the report period) (lines 160+170-180)	7.7	190	190	2 261 360	2 056 268
BY REFERENCE Income tax contingent expenses /income			201	(823 144)	(717 491)
Recurrent tax liabilities		200	202	(376 171)	(267 911)
Recurrent tax assets		200	203	30 910	52 122

Item description	Explanations	Index code	Line code	For the reporting period	For similar period of the previous year
1	1a	2	2a	3	4
Basic earnings (loss) per share	7.8		301	0,00827	0,00752
Diluted earnings (loss) per share			302		

Breakdown of single profits and losses

Item description	Index code	Line code	For the reporting period		For similar period of the previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, penalties and forfeits which were acknowledged or to be collected according to court (arbitration court) judgement		401	28 615	(10 992)	24 807	(16 965)
Past years profit (loss)		402	42 451	(166 557)	86 067	(127 338)
Reimbursement of damages caused by default or inadequate fulfillment of obligations		403	7 210	(1 263)	8 554	(1 672)
Foreign exchange differences in foreign currency operations		404	9 612	(3 174)	26 629	(25 500)
Deductions to the assessed reserves		405	160 645	(146 474)	117 032	(933 370)
Debt amortization of payables and receivables		406	36 321	(12 001)	4 015	(7 114)

OJSC "VolgaTelecom" chief accountant
N.I. Popkov

OJSC "VolgaTelecom" General Director
S.V. Omelchenko

AUDIT OPINION
ON OJSC "VOLGATELECOM" ACCOUNTING STATEMENT
BY INDEPENDENT AUDIT COMPANY

To the stockholders of the OJSC "VolgaTelecom"

INFORMATION ABOUT THE AUDITOR

Name: LLC "ERNST & YOUNG".

ERNST & YOUNG

Location: 115035, Russia, Moscow, Sadovnicheskaya Nab., 77, bld.1.

Certificate of making an entry about the legal entity registered before July 1, 2002 in the Single state register of legal entities, the date of making the entry: December 05, 2002, series 77 № 007367150, registered by the State institution of Moscow registration chamber on June 20, 2002 №108.877, basic state registration number 1027739707203.

License for audit activity – №E002138 approved by Order of the Ministry of Finance of Russian Federation № 223 of September 30, 2002; the license was issued for the period of five years.

Membership in accredited professional audit association: LLC "ERNST & YOUNG" is a member of Non-commercial partnership "Institute of professional accountants and auditors of Russia" (NCP "IPA of Russia").

INFORMATION ON THE AUDITED ENTITY

Name: OJSC "VolgaTelecom"

Location: 603000, Russia, Nizhny Novgorod city, M.Gorky Sq., Dom Svyazi.

State registration: OJSC "VolgaTelecom" is registered by city's property and land resources management Committee of the Administration of Nizhny Novgorod on December 15, 1993 №448, basic state registration number 1025203014781. The date of making an entry – August 01, 2002. Certificate: series 52 № 001480204.

We audited the attached accounting statement of OJSC "VolgaTelecom" for the period from January, 1 till December 31, 2005 inclusive. The accounting statement consists of balance sheet, income statement, statement of changes of capital, cash flow statement, supplements to balance sheet and the explanatory memorandum, items 3, 4, 6.1 – 6.11, 6.13 – 12. The management of OJSC "VolgaTelecom" is responsible for accounting, preparation and presentation of this Accounting statement. Our goal is to express the opinion on the authenticity in all essential aspects of the specified statement and on the compliance of the bookkeeping procedure, as related to the preparation of accounting statement, with Russian Federation legislation, formed on the basis of conducted audit. The audit of OJSC "Volga Telecom" accounting statement for 2004 was carried out by CJSC "Ernst and Young Vneshaudit", which made unconditionally positive report of March 31, 2005.

We carried out the audit in accordance with Federal law "On the audit activity", federals rules (standards) of audit activity, Rules (Standards) of audit activity, approved by the Committee on the Audit activity with the President of Russian Federation, and International audit standards.

The audit was planned and conducted to receive reasonable confidence that the Accounting statement contains no

essential misstatements. The audit was conducted on the sample basis and included the study by testing of proves confirming the values and the disclosure of information on financial and economic activity in the Accounting statement, the assessment of observance of bookkeeping principles and rules applied at preparation of the Accounting statement, the consideration of essential assessed values received by the management of the audited entity, and also the assessment of general presentation of the Accounting statement. We think that the conducted audit gives sufficient grounds for the expression of our opinion on the authenticity in all essential aspects of the Accounting statement and on the compliance of the bookkeeping procedure, as related to the preparation of accounting statement, with Russian Federation legislation.

In our opinion, the bookkeeping procedure in respect of preparation of OJSC "VolgaTelecom" accounting statement in 2005 met in all essential aspects the requirements of Federal law "On bookkeeping" № 129-ФЗ of November 21, 1996, and the above-mentioned Accounting statement, prepared in accordance with the same Law, reflects truly in all essential aspects the financial status of OJSC "VolgaTelecom" as of December 31, 2005 and the results of its financial and economic activity for the period from January 1 to December 31, 2005 inclusive, in accordance with Russian Federation legislation requirements as related to the preparation of accounting statement.

The attached accounting statement is not aimed at presentation of financial status and the activity results according to the accounting principles or methods generally accepted in countries and other administrative-territorial formations other than Russian Federation. Accordingly, the attached accounting statement is not designated for the persons unfamiliar with bookkeeping principles, procedures and methods accepted in Russia.

April 03, 2006

Ulrich Schroeder
Partner

Общество с ограниченной ответственностью "Эрнст энд Янг" * Москва *

Audit executive head
Chinnova Irina Evgenievna.

General audit qualification certificate
№ K010442 of 26.01.2004 issued for unlimited term

CONTACT INFORMATION





OJSC "VolgaTelecom"

603000, Nizhny Novgorod city
Maxim Gorky square, Dom Svyazi
Phone: +7(8312) 33-20-47
Fax: +7(8312) 30-67-68
E-mail: gd@vt.ru
http://www.vt.ru

Corporate secretary back office

Phone: +7(8312) 30-02-72
Fax: +7(8312) 30-67-68
E-mail: n.pokrovkaya@vt.ru

Information analysis provision department

Phone: +7(8312) 30-70-16
Fax: +7(8312) 30-67-68
E-mail: t.zotova@vt.ru

Department of securities

Phone: +7(8312) 34-38- 54
Fax: +7(8312) 34-38-54
E-mail: dcb@vt.ru

OJSC "VolgaTelecom" branches

Kirov branch:
601000, Kirov city, Drelevsky str., 43/1
Phone: (8332) 62-98-31, fax: (8332) 62-12-46
E-mail: dir@kirov.vt.ru, http://www.kirov.vt.ru

Branch in the Republic of Mariy El
424000, the Republic of Mariy El,
Yoshkar-Ola town, Sovetskaya str., 138
Phone: (8362) 66-45-71, fax: (8362)63-00-99
E-mail: info@mari.vt.ru, http://www.mari.vt.ru

Branch in the Republic of Mordoviya
430000, the Republic of Mordoviya,
Saransk town, Bolshevistskaya str., 13
Phone: (8342) 32-70-04, fax: (8342) 17-60-70
E-mail: office@rm.vt.ru, http://rm.vt.ru

Nizhny Novgorod branch
603000, Nizhny Novgorod city,
B. Pokrovskaya str., 56
Phone: (8312) 30-55-32, fax: (8312) 30-87-53
E-mail: director@nnov.vt.ru, http://www.nnov.vt.ru

Orenburg branch
460000, Orenburg city, Volodarsky str., 11
Phone: (3532) 77-34-10, fax: (3532) 72-01-62
E-mail: office@reg.esoo.ru, http://www.orenburg.vt.ru

Penza branch
440606, Penza city, Kuprin str., 1/3
Phone: (8412) 52-17-12, fax: (8412) 52-36-88
E-mail: office@penza.vt.ru, http://www.penza.vt.ru

Samara branch
443010, Samara city, Krasnoarmeiskaya str., 17
Phone: (846) 332-10-20, fax: (846) 264-05-10
E-mail: director@samara.vt.ru, http://www.samara.vt.ru

Saratov branch
410012, Saratov city, Kiselev str., 40
Phone: (8452) 27-14-18, fax: (8452) 50-84-53
E-mail: office@saratov.vt.ru, http://www.saratov.vt.ru

Branch in the Republic of Udmurtiya
426008, the Republic of Udmurtiya,
Izhevsk city, Pushkinskaya str., 278
Phone: (3412) 22-69-91, fax: (3412) 51-01-41
E-mail: utc@utc.ru, http://www.udm.vt.ru

Ulyanovsk branch
432980, Ulyanovsk city, L.Tolstoy str., 60
Phone: (8422) 41-20-10, (8422) 41-24-22
E-mail: office@ul.vt.ru, http://www.ul.vt.ru

Branch in the Republic of Chuvashiya
428000, the Republic of Chuvashiya,
Cheboksary town, Lenin avenue, 2
Phone: (8352) 66-11-93, fax (8352) 66-22-93,
E-mail: director@chr.vt.ru, http://www.chr.vt.ru

FOR NOTES

Design, page proofs – **O. Sukharev, K. Kashirin**
Coordinator – **S. Vershinina**

© OJSC "VolgaTelecom", 2006